Form 20-F
period 2024-12-31
HUHUTECH International Group Inc.
filed 2025-04-29
CIK 1945415

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-42376

HUHUTECH International Group Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135
0510-88681689 — telephone

(Address of principal executive offices)

Yujun Xiao

Chief Executive Officer

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135
0510-88681689 — telephone

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0000025 per share	HUHU	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,173,413 ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	”Articles”, “articles of association” or “memorandum and articles of association” are to the amended and restated memorandum and articles of the Company adopted pursuant to a special resolution of the shareholders dated July 15, 2024, as amended and/or amended and restated from time to time;

●	”China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	”HUHUTECH” are to HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares;

●	”HUHU China” are to Jiangsu Huhu Electromechanical Technology Co., Ltd., a PRC incorporated limited liability company. HUHU China is a wholly owned subsidiary of WFOE;

●	”HUHU HK” are to HUHUTECH (HK) Limited, a Hong Kong company, limited by shares, which is a wholly-owned subsidiary of HUHUTECH;

●	”HUHU Japan” are to HUHU Technology Co., Ltd., a Japanese limited company and a wholly owned subsidiary of HUHUTECH;

●	”Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0000025 per share;

●	”WFOE” are to Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of HUHU HK;

●	”we,” “us,” “our,” “our company,” or “the Company” are to HUHUTECH and its subsidiaries, and to HUHU China in the context of describing our operations and consolidated financial information.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Corporate Structure & Organization

HUHUTECH is a holding company with no operations of its own. We conduct our operations in China and Japan through our subsidiaries in the PRC and Japan.

The following diagram shows our corporate structure as of the date of this annual report, including our main subsidiaries and consolidated affiliated entities:

HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares, was incorporated on July 8, 2021. It is a holding company and is not actively engaged in any business as of the date of this annual report. HUHUTECH was authorized to issue 5,000,000,000 Ordinary Shares, par value $0.00001 per ordinary share. On July 15, 2024, the Company effected a 1-for-4 forward split of our Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. There are currently 21,173,413 issued and outstanding Ordinary Shares of HUHUTECH. HUHUTECH’s registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

HUHU HK was incorporated on July 28, 2021 under the laws of Hong Kong. HUHU HK is a Hong Kong limited company and a wholly owned subsidiary of HUHUTECH. HUHU HK is a holding company and does not have any operations.

HUHU Japan was incorporated on April 25, 2022 under the laws of Japan as a limited company and a wholly owned subsidiary of HUHUTECH.

WFOE was incorporated on December 10, 2021 under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of HUHU HK. WFOE is a holding company and does not have any operations.

HUHU China was incorporated on August 20, 2015 under the laws of the People’s Republic of China. HUHU China is a limited liability company.

Regulations in PRC

Transfers of Cash to and from Our Subsidiaries

We currently maintain cash management policies that dictate the purpose, amount and procedure of cash transfers between HUHUTECH, our subsidiaries and investors. Our policy dictates that funds may be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, the Company’s PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit the Company’s PRC subsidiaries to pay dividends to HUHUTECH only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there are no restrictions on HUHUTECH’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If the Company’s PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. HUHUTECH is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in PRC, Japan and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to HUHUTECH through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC Subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit the Company’s PRC subsidiaries’ ability to transfer cash between each other. HUHUTECH’s business is primarily conducted through its subsidiaries. HUHUTECH is a holding company and its material assets consist solely of the ownership interests held in its subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, HUHU China is restricted in that respect, as well as in others respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from HUHUTECH to its subsidiaries, increasing HUHUTECH’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund;

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions; and

6.	A withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

If for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to HUHUTECH when needed, HUHUTECH’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

HUHUTECH currently intends to retain most, if not all, of available funds and any future earnings to support operations and finance the growth and development of business. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and HUHUTECH does not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

Permissions and Licenses for Our Operations in PRC

Most of our operations in China and most of our assets are located in China. In addition, all our senior executive officers and the majority of our directors reside within China for a significant portion of the time and all of them are PRC nationals. As such, PRC laws and regulations govern our operations in China. The business license is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. Each of our PRC Subsidiaries has received its business license.

As of the date of this annual report, except for the business licenses mentioned here, the Company and its PRC subsidiaries are not required to obtain any other permissions or approvals from any Chinese authorities to operate the business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In connection with our previous issuance of securities to foreign investors, as advised by our PRC counsel, Jiangsu Junjin Law Firm, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) although we are required to complete the filing procedure in connection with our future offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our previous offering from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain any other permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims.

Notwithstanding the foregoing, as of the date of this annual report, although the Company is currently not required to obtain permission or approval from the PRC government to obtain such permission and has not received any denial to continue to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to continue to offer securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC.”

Regulations on Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013, 2018 and 2023. The Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Sino-foreign Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Enterprise Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-establishment national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the negative list for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer by any administrative body is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs shall assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Sino-foreign Joint Venture Enterprise Law, Provisional Regulations on the Duration of PRC Sino-foreign Joint Venture Enterprise Law, the Regulations on Implementing the PRC Sino-foreign Cooperative Enterprise Law, and the Regulations on Implementing the Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and came into effect on January 27, 2021. Industries not listed in the 2020 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

On December 27, 2021, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. On March 12, 2022, the 2022 Negative List was released and took effect on the same day. In addition, the NDRC and the Ministry of Commerce promulgated the Encourage Industry Catalogue for Foreign Investment (2022 Edition). Industries not listed in the 2022 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

As the PRC Foreign Investment Law has taken effect, the SAMR, jointly approved the Foreign Investment Information Report Measures on December 30, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations - Regulation Relating to Overseas Listings.”

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Further, according to the CSRC Notice, on March 31, 2023, domestic companies that have already submitted valid overseas listing applications but have yet to obtain approval from overseas regulatory agencies or stock exchanges may arrange a reasonable timeframe to submit the filing. They should complete the filing procedures with the CSRC before completing their indirect overseas listing. In connection with our previous issuance of securities to foreign investors, we received approval from the CSRC regarding our completion of the required filing procedures for the offering.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on strengthening confidentiality and file management related to overseas issuance and listing of securities issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, the revised Provisions have come into effect. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Regulations on Intellectual Property Rights

Patent Law

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on December 11, 2023 and became effective on January 20, 2024, there are three types of patents in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and 15 years for design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 (the latest revision come into effect on June 1, 2021), provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MII on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon completion of the registration procedure.

As of the date of this annual report, HUHU China has 9 registered trademarks, 1 registered domain name, 32 effective patents and 28 registered copyrights, all in China.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Foreign Exchange Administration Regulations of the PRC, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 1, 2008 (which amendment came into effect on August 5, 2008), payments for transactions that take place within the PRC must be made in Renminbi. PRC companies or individuals may repatriate foreign exchange receipts received overseas or deposit overseas. Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from SAFE and prior registration with SAFE is made. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Foreign Investment

According to Provisions on the Foreign Exchange Administration of Domestic Direct Investments of Foreign Investors, which were promulgated on May 10, 2013, by SAFE, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with SAFE. In the event of subsequent changes in the capital of the foreign investment enterprise such as increase in capital, capital reduction, and equity transfer, registration change formalities shall be completed with SAFE.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the “SAFE Circular No. 59,” promulgated by SAFE on November 19, 2012, and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign investment enterprises.

The Notice of the SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the “SAFE Circular No.19,” which was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015, provides that a foreign investment enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign investment enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Overseas Investment and Financing and Round-Trip Investment

Under SAFE Circular 37 issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in the PRC. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37, and provided operational guidance in detail on how to complete the required registration under SAFE Circular 37. Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, which was promulgated by SAFE and effective from June 1, 2015, the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment are canceled and the procedure of foreign exchange-related registration are simplified. The investors shall register with banks for direct domestic investment and direct overseas investment.

Currently, all of our shareholders have completed Circular 37 Registration and are in compliance. All our significant shareholders, directors and officers have completed Circular 37 Registration. We cannot guarantee that our shareholders will continue to comply with the requirement and timely update their application. However, we do not believe the shareholders’ failure to complete registrations will have a substantial impact on our business operations or cross-border investment activities.

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. See “Risk Factors — Risks Related to Doing Business in the PRC — HUHUTECH is a holding company, and may rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC foreign exchange laws.

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC offshore investment regulations.

Regulation Relating to Overseas Listings

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, along with the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Trial Measures and the Notice, PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law and were subsequently amended from time to time, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC regulations on Dividend Distribution.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on VAT. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Taxation laws.

Regulations on Employment

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Share Incentive Plans

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC labor laws.

Regulations in Japan

Companies Act

The Formation, organization, operation and management of companies in Japan are governed by the JP Companies Act (Act No.86 of 2005). The JP Companies Act applies to both JP domestic companies and foreign-invested companies. And the registration authority for Japanese companies is the Legal Affairs Bureau. According to the document issued by the Kumamoto District Legal Affairs Bureau, Huhu Japan was established on April 25, 2022, a company which is established under the JP Companies Act.

Regulations Relating to the Construction Industry

Construction Business Act

In Japan, some industries need to apply for “license” to the government. For example, there are various construction-related laws in Japan, including Construction Business Act (Act No. 100 of 1949), Act on Construction, etc. of Government and Other Public Office Facilities (Act No. 181 of 1951). A company which seeks to operate a construction business, must obtain a license from the Minster of Land, Infrastructure, transport and Tourism when the company establishes business offices (head office, branch offices or an equivalent office specified by Cabinet Order; the same applies hereinafter) in the areas of two or more prefectures, or from the prefectural governor having jurisdiction over the location of the office when the company establishes a business office in the areas of only one prefecture. HUHU Japan’s business operations are mainly governed by the Construction Business Act. According to the Notification issued by the Prefecture governor of Kumamoto, HUHU Japan has obtained the “Specific Construction Business License” on September 16, 2022. The validity period of this license is from September 30, 2022 to September 29, 2027.

The purpose of the Construction Business Act is to ensure the proper execution of construction work (Article 1 of the Act), but a person who intends to operate a construction business (a business whose business is to undertake the completion of construction work) must Construction business license must be obtained (Article 3, Paragraph 1 of the same law).

When construction companies (licensed construction companies) carry out contracted construction work, they must have a chief engineer in charge of construction management at the construction site (Article 26, Paragraph 1 of the Act). If construction work is directly undertaken by the client, and if more than 45 million yen (or 70 million yen in the case of complete construction work) is subcontracted, a supervising engineer must be appointed in place of the chief engineer (Article 2 of Construction Industry Law Enforcement Order).

Building Standard Law

The Building Standard Law establishes minimum standards for the general structure of houses, fire prevention and evacuation-related matters, and road access obligations. When a building owner intends to construct (new construction, expansion, renovation, or relocation) a building of a size, structure, or use that exceeds a certain scope, or to carry out large-scale repairs or major redecoration, the owner must obtain confirmation from the building official (Article 6, Paragraph 1 of the same law) and obtain a certificate of confirmation before commencing construction (Article 6, Paragraph 4).

In addition, certain buildings must be periodically inspected for age-related deterioration and other conditions by a first-class architect or other qualified person, and the results must be reported to the specified administrative agency (Article 12, Paragraph 1 of the same law)

Regulations on Foreign Exchange

Foreign Exchange Law

Japanese company may be subject to the Foreign Exchange and Foreign Trade Law (hereinafter referred to as the “Foreign Exchange Law”) when importing, exporting.

Under the Foreign Exchange Law, permission or approval from the Minister of Economy, Trade and Industry is required for the import or export of specific goods, the export of goods to a specific country or region, or the import of goods to a specific country or region of origin or place of shipment (Article 48 for export, Article 52 for import).

The Customs Law stipulates that, in principle, all import/export goods must be declared to the Director-General of Customs, and that permission must be obtained after the necessary inspection of the goods (Article 67).

Regulations on Taxation

Corporate Tax Law

Since HUHU Japan is incorporated in Japan, it must pay taxes in accordance with the Corporate Tax Law, the Consumption Tax Law, and other laws.

Consumption Tax Law

Under the Consumption Tax Law, a business operator in a domestic transaction must pay consumption tax (Article 4).

Regulations on Employment

Labor Standards Law

The Labor Standards Law stipulates minimum standards for working conditions between workers and employers, including payment of wages (Article 24), working hours (Article 32), overtime and holiday work (Article 36), premium wages (Article 37), notice of termination (Article 20), fixed-term employment contracts (Article 14), and paid leave (Article 39), and employers who regularly employ 10 or more workers must prepare employment regulations and notify the Labor Standards Inspection Office (Article 89).

Furthermore, the Minimum Wage Act stipulates the minimum standards for workers’ wages, and working conditions that fall below this standard are invalidated, and the wages stipulated by the Act must be paid (Article 4 of the Law).

In addition, discrimination on the basis of sex is prohibited in the recruitment, hiring, placement, promotion, demotion, education and training of workers by employers, as well as dismissal, pregnancy, childbirth, maternity leave and other disadvantageous treatment on the basis of marriage (Articles 5 and 6 of the Law Concerning the Maintenance of Equal Opportunity and Treatment of Men and Women in Employment).

Furthermore, there shall be no unreasonable difference in treatment between part-time and fixed-term workers and regular employees in all forms of treatment, and discriminatory treatment of part-time and fixed-term workers, who should be regarded as regular employees, is prohibited in all forms of treatment (Articles 8 and 9 of the Act on Improvement, etc. of Employment Management for Part-Time Workers and Fixed-Term Workers).

Occupational Safety and Health Law

The Occupational Safety and Health Law states that it is the duty of employers to realize a comfortable work environment and to ensure the safety and health of workers in the workplace (Article 3 of the Law), and health system in the workplace (appointment of a general safety and health manager, safety manager, health manager, industrial physician, etc. and establishment of a safety committee, health committee, etc.) (Article 10 and following), and specific measures to prevent industrial accidents at workplaces (hazard prevention standards, safety and health education, etc.) (Article 20 and following).

In addition, the government provides necessary insurance benefits for workers’ injuries and illnesses due to work-related reasons or commuting (Articles 2 and 7 of the Workers’ Accident Compensation Insurance Law, etc.); This is covered by insurance premiums borne by business owners, and business owners are required to pay the insurance premiums (Article 30 of the Law).

Regulations on Intellectual Property Rights

Intellectual property rights are defined as 1 those produced by human creative activity (inventions, devices, designs, and works), 2 those indicating goods or services used in business activities by companies, etc. (trademarks), and 3 technical or business information useful in business activities (trade secrets) (Article 2(1) of the Basic Intellectual Property Law).

Inventions are governed by the Patent Law, devices by the Utility Model Law, designs by the Design Law, trademarks by the Trademark Law, works by the Copyright Law, and trade secrets by the Unfair Competition Prevention Law. The Patent Law, Utility Model Law, Design Law, Trademark Law, and Copyright Law grant rights as intellectual property rights to the owners of each type of intellectual property for protection if the respective requirements are met.

The Unfair Competition Prevention Law prohibits the following acts: (i) causing confusion of well-known trade or other indications, (ii) infringement of well-known trade or other indications, (iii) offering products that imitate the form of products of others, (iv) infringement of trade secrets, (v) improper acquisition of limited offer data, (vi) offering devices or other means that prevent the effect of technical restrictive measures, (vii) improper acquisition of domain names, ( (viii) acts of causing misidentification of the origin or quality of goods or services, (ix) acts of defamation, and (x) misuse of trademarks by agents, etc., are regulated as unfair competition (Article 2(1) of the Act).

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Doing Business in the PRC

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits. See page 21.

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See Page 23.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are required to obtain approval from Chinese Securities Regulatory Commission (“CSRC”) to list on U.S exchanges. See page 24.

●	HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. See Page 25.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See page 25.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information. See page 28.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors or our management named in this annual report based on foreign laws. See page 29.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China. See page 30.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders. See Page 30.

●	We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See Page 31.

●	If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. See Page 31.

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See Page 31.

●	Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease. See Page 32.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. See Page 33.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See Page 33.

●	The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations. See Page 37.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company. See page 37.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. See page 38.

Risks Related to Doing Business in Japan

●	We are subject to various laws and regulations related to the construction industry in Japan, which may adversely affect our business. See page 38.

●	We may be unsuccessful in expanding and operating our business in Japan, which could adversely affect our results of operations. See page 39.

●	Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations. See page 39.

Risks Related to Our Business

●	We may fail to anticipate or adapt to technology innovations in a timely manner, so our software design may fail to gain recognition from the customers and the software design industry. See page 40.

●	The average selling prices of our products may decrease from time to time due to technological advancement, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability. See page 40.

●	If we fail to maintain an effective quality control system, our business could be materially and adversely affected. See page 40.

●	If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected. See Page 41.

●	Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business. See page 41.

●	The coronavirus COVID-19 pandemic had caused significant disruptions in our business, which might materially and adversely affect our results of operations and financial condition in the future. See page 41.

●	Increases in labor costs in the PRC and Japan may adversely affect our business and our profitability. See page 42.

●	We may be unable to make the substantial research and development investments required to remain competitive in our business. See page 42.

●	We may encounter difficulties in recruiting and retaining key personnel. See page 43.

●	We may face difficulties in protecting our intellectual property rights. See page 43.

●	We currently do not have insurance coverage covering all risks related to our business and operations. See Page 43.

●	Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition. See Page 43.

●	Because our business is primarily conducted in RMB and Japanese Yen (“JPY”) and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB and JPY may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB and JPY will affect the amount of proceeds we will have available for our business. See page 44.

●	Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects. See Page 45.

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions See page 45.

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors See page 46.

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares See page 47.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline. See Page 48.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment See page 48.

●	Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline. See Page 48.

●	Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the Ordinary Shares. See Page 49.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law See page 49.

●	Certain judgments obtained against us by our shareholders may not be enforceable See page 50.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See page 50.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. See page 50.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares. See page 50.

●	We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors See page 51.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See page 51.

●	Short selling may drive down the market price of our Ordinary Shares. See page 52.

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards. See page 53.

●	Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares. See Page 53.

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. See Page 53.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See Page 53.

Risks Related to Doing Business in the PRC

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

As an offshore holding company of our PRC subsidiaries, HUHUTECH may make loans or make additional capital contributions to our subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory foreign debt upper limit and must be registered with the local counterpart of the SAFE, and a foreign exchange loan registration with the NDRC if required.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. Currently, all of our shareholders have completed Circular 37 Registration and are in compliance. All our shareholders who are PRC residents have completed Circular 37 Registration, but we cannot assure that all such shareholders will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment-related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment-related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the PRC subsidiaries or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our IPO and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets between the Company and its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list. The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Pursuant to the PRC Foreign Investment Law, the Implementing Rules of the PRC Foreign Investment Law, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, the PRC government shall establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are required to obtain approval from Chinese Securities Regulatory Commission (“CSRC”) to list on U.S exchanges.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the Company’s app be removed from smartphone app stores.

As such, the Company’s business may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from the PRC government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirements to obtain permission from the PRC government to list on U.S. exchanges in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “— We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.”

HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

HUHUTECH is a holding company and we conduct substantially all of our business through our PRC and Japanese subsidiaries. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, the WFOE and HUHU China may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As of the date of this annual report, neither HUHUTECH nor any of its subsidiaries have paid dividends or made distributions to their shareholders. We do not expect to pay dividends in the foreseeable future.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The PRC subsidiary was formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. We do not collect personal information from our customers. Our employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, with its latest amendment (Amendment 12) effective on March 1, 2024, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017.

Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective on January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, Ministry of Industry and Information Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On July 10, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

Effective January 1, 2025, China's Network Data Security Management Regulations introduce enhanced requirements for data security and privacy, particularly concerning personal information protection, data localization, and cross-border data transfers. These regulations impose stricter compliance obligations on data handlers, including requirements to conduct regular data security risk assessments, implement classified data protection measures, and obtain governmental approval for certain cross-border data transfers. Additionally, companies processing large volumes of "important data" or "national core data" may face heightened scrutiny and stricter regulatory oversight. Failure to comply with these regulations could result in significant financial penalties, operational disruptions, revocation of business licenses, or restrictions on cross-border operations. As a result, we may be required to adjust our data handling practices, enhance internal compliance measures, and allocate additional resources to meet evolving regulatory requirements in China.

Since the Network Data Security Management Regulations are now effective, our PRC subsidiaries likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the PRC subsidiaries. Neither the Company nor the PRC subsidiaries are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. Our PRC subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. We do not collect personal information from our customers. Our employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under China’s civil laws. PRC regulators, including the Cyberspace Administration of China, the Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security, have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services that do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business licenses or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services that do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which will become effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct a cybersecurity review on a range of activities that affect or may affect national security and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated on the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers and the majority of our directors reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Related to Our Ordinary Shares— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that HUHUTECH is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Ordinary Shares. In addition, non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ordinary shareholders) and any gain realized on the transfer of Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of HUHUTECH would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Ordinary Shares.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our HUHU China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to HUHU China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by HUHU China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB1.0 million (approximately $150,000) and RMB10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Trial Measures and the Notice, PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. As such, we were obligated to reasonably arrange the timing for submitting the filing application with the CSRC and completed the filing with the CSRC in accordance with the Trial Measures before our IPO.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated.

As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

The failure or inability of such shareholders or beneficial owners to comply with SAFE Circular 37 or other SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to a report with the local commerce department, the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our IPO to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from the PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of PRC subsidiaries may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of the PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We have not fully complied with the relevant PRC laws and regulations such as failing to make adequate employee benefit payments to the social security insurance and housing provident fund to the competent local governmental authorities. As such, we may be required to make up the contributions for these plans as well as to pay late fees and fines. Any such actions may adversely affect our financial condition and results of operations.

All of our shareholders are in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. However, we are unable to assure that our shareholders who are subject to these rules continue to comply, and in the case of non-compliance, the shareholder may be subject to penalties.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Currently, all of our shareholders who are Chinese residents have completed Circular 37 Registration and are in compliance. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules continue to comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which AHFCAA, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and that as a result an exchange may determine to delist its securities.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments were effective on January 10, 2022. The SEC began to identify and list Commission-Identified Issuers on its website shortly after registrants began filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong and has made plans to resume regular inspections since early 2023, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Wei, Wei & Co., LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection completed in December 2024 Therefore, we believe that, as of the date of this annual report, our auditors are not subject to the PCAOB determinations. Wei, Wei & Co., LLP has an office in Beijing, China, in which it has a total of 20 staff. Among them, there is one director, three managers, four seniors and twelve auditors. Regarding the audit of our Company, Wei, Wei & Co., LLP sent a team of seven staff from the Beijing Office, including one manager, three seniors and three auditors to conduct fieldwork under supervision of the U.S. office. Engagement quality control review was performed by the U.S. office.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

On March 4, 2025, U.S. president, Donald J. Trump, announced that the U.S. would impose an additional 20% tariff on Chinese imports starting March 4, 2025. The additional tariffs imposed by the U.S. government on certain products imported from China may impact our supply chain and cost structure. On April 2, 2025, the U.S. government announced a second wave of tariffs targeting an expanded list of Chinese goods, further escalating trade tensions. These additional tariffs may increase our operating costs and create disruptions in our supply chain. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC (“MOFCOM”), be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves or our subsidiaries) and that meet the thresholds for clearance may be required to be reported to and approved by the anti-monopoly law enforcement agency in the PRC and we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the National Development and Reform Commission (“NDRC”) and MOFCOM and took effect on January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM or its local counterparts or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Doing Business in Japan

We are subject to various laws and regulations related to the construction industry in Japan, which may adversely affect our business.

HUHU Japan is primarily engaged in the construction of factories, which is subject to various laws and regulations in Japan.

We are subject to the Building Standard Law, which regulates minimum standards for the general structure of houses, fire prevention and evacuation-related matters, and road access obligations and which requires a confirmation from building official and a certificate of confirmation before commencing construction when a building owner intends to construct (new construction, expansion, renovation, or relocation) a building of a size, structure, or use that exceeds a certain scope, or to carry out large-scale repairs or major redecoration. In addition, certain buildings must be periodically inspected for age-related deterioration and other conditions by a first-class architect or other qualified person, and the results must be reported to the specified administrative agency.

Violations of the Standard Law could result in our licenses being revoked or our business being suspended, which could materially impact our ability to continue our operations in these businesses. In addition to the above, our construction of factories business is subject to several other national and local regulations concerning matters such as personal for construction management at the construction site, supervisor for subcontracted construction work, and we are required to obtain numerous governmental permits and approvals.

Changes to other laws and regulations with more general applicability to Japanese corporations, such as tax laws and accounting rules, could also have an impact on our financial condition and results of operations. Violations of laws and regulations could result in significant regulatory sanctions against us, including the suspension or revocation of our governmental permits and approvals, which could have a negative impact on our reputation and materially affect our results of operations.

Changes in applicable laws and regulations could also result in reduced flexibility in conducting our business and increased compliance costs or may have other adverse effects on our business, financial condition, and results of operations. For a description of these and certain further laws and regulations that are material to our businesses, see “Regulations.”

We may be unsuccessful in expanding and operating our business in Japan, which could adversely affect our results of operations.

We have established subsidiary in Japan and expanded our operations in this market. The entry and operation of our business in this market could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances in Japan. As we grow our Japanese operations, we may need to recruit and hire new sales, marketing, and support personnel and establish new marketing and sales channels. Our ability to continue to expand into Japanese market involves various risks, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to the construction industry development;

●	compliance with multiple and potentially conflicting regulations in China and Japan;

●	difficulties in staffing and managing Japanese operations;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	fluctuations in currency exchange rates and may adversely affect the profitability in JPY;

●	changes in general economic, health, and political conditions in Japan;

●	potential labor strike, lockouts, work slowdowns, and work stoppages; and

●	different consumer preferences and requirements in Japanese markets.

Our current and any future expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding into Japanese market or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our operations’ functional currencies are not the Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies in Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

Risks Related to our Business and Industry

We may fail to anticipate or adapt to technology innovations in a timely manner, so our software design may fail to gain recognition from the customers and the software design industry.

The software design industry is experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. As a result, our software design may fail to gain recognition from the customers and the industry, which could materially and adversely affect our business, results of operations or financial condition. To maintain the relevancy of our products, we have actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. We cannot assure you that our efforts will bring customers and industry recognition. There are various risks, including the following:

●	our product planning efforts may fail to result in the development or commercialization of new technologies or ideas;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by consumers;

●	we may not have adequate funding and resources necessary for continual investments in product planning and research and development;

●	our products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next-generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, we may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent our introduction of new or enhanced products. Furthermore, our research and development efforts may not yield the expected results or may prove to be futile due to the lack of market demand.

The average selling prices of our products may decrease from time to time due to technological advancement, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.

The factory facility design industry is characterized by rapid launches of new products, continuous technological advancements, and changing market trends and customer preferences, all of which translate to a shorter life cycle and a gradual decrease in the average selling prices of products over time. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of the facility design industry, we may need to lower the price of our products to gain stronger market competitiveness and we cannot assure you that we will be able to pass on any decrease in average selling prices of our products to our suppliers. If the average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product quality and adhere to stringent quality control measures. To meet our customers’ requirements and expectations for the quality and safety of our products, we have selected leading third-party assembling partners with quality control certifications such as ISO9001 and adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancelation or loss of purchase orders from our customers. Moreover, our reputation could be impaired. As a result, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history since 2015. Our total revenue was $18,149,244, $16,732,688 and $11,374,257 for the years ended December 31, 2024, 2023 and 2022, respectively. As the facility design market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

Our business may be subject to the varying order patterns of the fabless facility design market. We may experience fluctuations in orders in the future. Our volatile historical results of operations could make it difficult to assess the impact of seasonal factors on our business. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged.

We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Increases in labor costs in the PRC and Japan may adversely affect our business and our profitability.

Macro economy has experienced increases in labor costs in recent years. The overall economy and the average wage in China and Japan are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. For details, please see “Regulations.”

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China and Japan, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

Advances in technologies, such as artificial intelligence and cloud computing, have led to increased demand for software of higher performance and power efficiency for solving computational problems of increasing complexity. We intend to broaden our product offerings to design and develop solutions covering more application scenarios, including vision computing and privacy computing. We are committed to investing in new product development in order to stay competitive in our markets. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We are currently working on providing more systematic products in the high-purity industry by combining equipment manufacturing and system installation. This combined business model will increase our competitiveness in the industry. If we fail to realize the prospect, our business may become less competitive compared to similar high-purity system providers.

We may encounter difficulties in recruiting and retaining key personnel.

Our future growth and success depend, to a significant extent, on the continuing service and contribution of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to the high-purity conveyor system solutions and distributed computing and monitoring software solutions. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

We may face difficulties in protecting our intellectual property rights.

We rely on our intellectual property rights, and in particular, our patents and software copyrights. Even though we have successfully registered certain of our intellectual property rights in China, it may be possible for a third party to imitate or use our intellectual property rights without authorization. Additionally, we have developed and utilized some intellectual property that has not been registered. If a third party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products from the others in the market easily. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will need to continue to apply for intellectual property rights protections. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in China or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights effectively.

In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

We currently do not have insurance coverage covering all risks related to our business and operations.

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. See “Business — Insurance” for more information on the insurance policies maintained by us. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage if at all, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in global economy may have a negative impact on our business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price had materially and negatively affected the global financial markets in March 2020, which caused a potential slowdown of the world’s economy. Additionally, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been (1) concerns over the ongoing war in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets; (2) concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China; (3) concerns about the economic effect of the tensions in the relationship between countries; and (4) concerns over the rising level of inflation in major industrial countries including the United States and worries that efforts to curb inflation may result in recession. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, rises in raw material prices leading up to increased level of cost of revenues that we may not be able to pass onto customers, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for, 2022 and 2023 were increases of 2.0% and 0.2%, respectively. According to the National Bureau of Statistics of Japan, the year-over-year percent changes in the consumer price index for, 2022 and 2023 were increases of 2.5% and 3.2%, respectively. Since inflation in China and Japan has not materially impacted our business operations and results of operations, we have not taken or planned to take actions to mitigate inflationary pressures. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Because our business is primarily conducted in RMB and Japanese Yen (“JPY”) and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB and JPY may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB and JPY will affect the amount of proceeds we will have available for our business.

Our business is conducted in the PRC and Japan, our books and records are maintained in RMB and JPY, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and U.S. dollar, and the JPY and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB/JPY against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the political and economic conditions and perceived changes in the economy of the PRC/Japan and the United States. Any significant revaluation of the RMB/JPY may materially and adversely affect our cash flows, revenue and financial condition. Further, because the Ordinary Shares offered in our IPO were offered in United States dollars, we need to convert the net proceeds we receive into RMB/JPY in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB/JPY will affect that amount of proceeds we will have available for our business.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi was determined to be a freely usable currency and was included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Ordinary Shares, and if we decide to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our Ordinary Shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange may be affected by PRC exchange management regulations on converting Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects.

Along with the growth and expansion of our business, we may be involved in litigation, regulatory proceedings, and other disputes arising outside the ordinary course of our business. Such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers, or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity, and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

Risks Related to our Ordinary Shares

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HUHU.” In order to continue listing our shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the applicable Company Guide, and we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;
detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares. Volatility or a lack of positive performance in our ordinary share price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Furthermore, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our clients or our industry;

●	conditions in the financing advisory industry in China;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	investor perceptions about us, our business and in general companies with operations in China;

●	changes in the economic performance or market valuations of other financing advisory companies;

●	general economic and securities market conditions;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	the absence of cash dividends on our Ordinary Shares;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

●	the development and sustainability of an active trading market for our Ordinary Shares;

●	sales or perceived potential sales of additional Ordinary Shares; and

●	The COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries.

Other than the aforementioned potential factors that may affect the price and trading volume of our Ordinary Shares, there are no known factors particular to our offering that may add to this risk.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for the Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Our Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act. Our issued and outstanding Ordinary Shares are available for sale, upon the expiration of the lock-up period in connection with our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Ordinary Shares could decline.

Certain holders of our Ordinary Shares may cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with our IPO. Registration of these shares under the Securities Act would result in Ordinary Shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the Ordinary Shares.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares and the Ordinary Shares may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China and Japan. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China or Japan may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, China, and Japan, see “Enforceability of Civil liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We are in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses relate to that the Company does not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that as of December 31, 2024, our internal control over financial reporting was ineffective.

In order to address and resolve the foregoing material weaknesses, we have implemented measures designed to improve our internal control over financial reporting to remediate the material weaknesses, including hiring consultants who have requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements. In addition to hiring an outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. See “Item 16G. Corporate Governance” for more information. As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares.

Our 2024 Equity Incentive Plan permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand including those net proceeds from the initial public offering during 2023 and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price or the then-current market price per share of our Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Listing Rule 5615(c)(1) and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our ordinary shares to be less attractive to certain investors or otherwise harm our trading price.

Item 4. Information on the Company

4.A. History and Development of the Company

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries established in China and Japan. Our PRC subsidiary, HUHU China was incorporated in Wuxi City, Jiangsu Province, PRC on August 20, 2015 under the laws of the PRC. Our Japan subsidiary, HUHU Japan was incorporated on April 25, 2022 under the laws of Japan.

We, through our subsidiaries, specialize in providing factory facility management and monitoring systems, including high-purity process system (“HPS”) and factory management and control systems (“FMCS”) for our industrial clients, who are mainly semi-conductor manufacturers and electronics manufacturers in China. We believe our products and services are widely used by semi-conductor manufacturers, LED and micro-electronics factories, as well as some pharmaceutical, food and beverage manufacturers.

Within the HPS, we provide two types of solutions: (1) High-purity gas conveyor system. The high-purity gas conveyor consists of a specialized gas cabinet, the valve manifold box (“VMB”), the gas monitoring software and gas valve parts. This system is connected to our clients’ own factory equipment, which will receive gas through the system we install. The gas conveyor ensures that the high-purity gas will not be contaminated by being exposed to air, liquid or small particles during the delivery. (2) High-purity chemicals conveyor system. The high-purity chemicals conveyor system conveys multiple chemicals used in the cleaning, corrosion and grinding process. This system consolidates multiple sub-systems including high-purity chemical pipes, valve, chemical sensor, and the chemical monitoring software. With the high-purity chemical conveyor system, we deliver chemicals from the storage container to the client’s manufacture equipment through the distribution valve. Both high-purity gas conveyor system and high-purity chemicals conveyor system are capable of delivering special high purity gas and chemicals in a highly controlled environment that ensures the gas and chemicals meet the purity requirement of our clients’ production process, as well as monitors potential safety issues in the production.

Our FMCS solution provides instant and effective monitoring over our clients’ manufacturing process through the control center located in the clients’ factory. The FMCS service monitors the facility production atmosphere, and consolidates sub-systems, including gas monitoring system (GMS), chemical monitoring system (CMS), high and low voltage power distribution, air pressure system, air conditioning system, water system, access control system, elevator system, sewage treatment system, waste gas emission system, pure water system and other systems. Our software is capable of consolidating all the sub-systems by creating a facility-wide software monitoring platform, where one can monitor and control every aspect of the factory condition. Additionally, we also develop individual sub-systems for our clients, such as gas monitoring system and chemical monitoring system.

Some of our clients are seasoned manufacturers in their industries in China. Our clients include Li Yi System Engineering (Shanghai) Limited, Hefei Lanke Investment Co., Ltd., Shiyuan Technology Engineering Co., Ltd., and AUO Corporation.

We are a nationally recognized brand: we have received ISO9001 standard quality management system certification in June 2021, from Beijing Zhong Jian Xie Certification Centre Co., Ltd., and received both ISO14001 Standard Environmental Management System Certification and ISO45001 Occupational Health and Safety Management System Certification in April 2021, both from TQCS International (Group) Pty, Ltd. We have been recognized as a Technology Driven Medium-Small Enterprise by the Science and Technology Bureau in Jiangsu Province in April 2020. We have been rewarded as First-class Qualification for Professional Contracting of Construction Mechanical and Electrical Installation Engineering by Jiangsu Provincial Department of Housing and Construction in September 2021.

We obtain raw materials mainly from suppliers in mainland China. Our most common raw materials include programmable logic controllers (“PLC”) modules, network switches, power modules, signal lines, control lines, cables, bridges, and heating materials. For the year ended December 31, 2024, one supplier accounted for approximately 12.0% of total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 14.5% 14.0% and 11.5% of total purchases, respectively. For the year ended December 31, 2022, one supplier accounted for approximately 13.8% of total purchases. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively. As of December 31, 2023, two suppliers accounted for approximately 33.0% and 10.8% of total accounts payable, respectively.

Corporate Structure & Organization

HUHUTECH is a holding company with no operations of its own. We conduct our operations in China and Japan through our subsidiaries in the PRC and Japan.

The following diagram shows our corporate structure as of the date of this annual report, including our main subsidiaries and consolidated affiliated entities:

HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares, was incorporated on July 8, 2021. It is a holding company and is not actively engaged in any business as of the date of this annual report. HUHUTECH was authorized to issue 5,000,000,000 Ordinary Shares, par value $0.00001 per ordinary share. On July 15, 2024, the Company effected a 1-for-4 forward split of our Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. There are currently 21,173,413 issued and outstanding Ordinary Shares of HUHUTECH. HUHUTECH’s registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

HUHU HK was incorporated on July 28, 2021 under the laws of Hong Kong. HUHU HK is a Hong Kong limited company and a wholly owned subsidiary of HUHUTECH. HUHU HK is a holding company and does not have any operations.

HUHU Japan was incorporated on April 25, 2022 under the laws of Japan as a limited company and a wholly owned subsidiary of HUHUTECH.

Wuxi Xinwu District Jianmeng Electromechanical Technology Co., LTD (“WFOE”) was incorporated on December 10, 2021 under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of HUHU HK. WFOE is a holding company and does not have any operations.

Jiangsu Huhu Electromechanical Technology Co., Ltd. (“HUHU China”) was incorporated on August 20, 2015 under the laws of the People’s Republic of China. HUHU China is a limited liability company.

Corporate Information

Our principal executive office is located at 3-1208 Tiananzhihui Compound 228 Linghu Road Xinwu District, Wuxi City, Jiangsu Province People’s Republic of China 214135. The telephone number of our principal executive offices is +0510 8868 1689. Our registered office provider in the Cayman Islands is Harneys Fiduciary (Cayman) Limited. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, NY 10168.

Recent Developments

On October 23, 2024, the Company completed its initial public offering (“IPO”) of 1,050,000 ordinary shares, par value US$0.0000025 per share, at a public offering price of US$4.00 per share. The IPO was conducted on a firm commitment basis pursuant to a registration statement on Form F-1 (File No. 333-270958), which was declared effective by the U.S. Securities and Exchange Commission on September 30, 2024.

The Company’s ordinary shares were approved for listing on the Nasdaq Capital Market and began trading under the ticker symbol “HUHU” on October 22, 2024.

In connection with the IPO, the Company entered into an underwriting agreement with Craft Capital Management LLC, acting as representative of the underwriters, dated October 21, 2024. Pursuant to the underwriting agreement, the Company also granted the underwriters a 45-day option to purchase up to an additional 157,500 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotments, if any. The Company also issued to the underwriters and their affiliates warrants to purchase up to an aggregate of 52,500 ordinary shares. After deducting underwriting discounts, commissions, and estimated offering expenses, the Company received net proceeds of approximately US$2.4 million from the IPO.

On November 19, 2024, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 123,413 ordinary shares. The closing of the over-allotment option occurred on November 21, 2024. The Company received approximately US$432,000 in net proceeds from the partial exercise, after deducting underwriting discounts and other estimated offering expenses.

On November 28, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on November 28, 2024. See – Item 6. Directors, Senior Management and Employees – Compensation – Incentive Plan.

4.B. Business Overview

Our Solutions

We, through HUHU China and HUHU Japan, design and provide customized high-purity gas and chemical production systems and equipment. Our products mainly include HPS and FMCS. Our products are customized according to the needs of our clients.

High-purity Process System

The high-purity process system revolves around applying effective control of impurities in the production process. It is mainly used in the core processes of integrated circuit manufacturing in the pan-semiconductor industry, including the processes of doping, photolithography, etching and CVD film formation processes. The system consists of high-purity process system equipment, high-purity process system piping, valve boxes, valve components and monitoring systems. We offer the overall solution design, installation and value-added services such as ancillary engineering, testing, plant hosting, calibration and maintenance. The technology used in this industry involves a variety of basic sciences such as physics, semiconductor physics, physical chemistry and electrochemistry and various engineering disciplines such as chemical, mechanical, materials and surface treatment. The new production lines of domestic fabrication plants (“fabs”) will bring business opportunities for us for the following reason: our high-purity process system covers 16-65nm equipment, and our high-purity process system possesses the essential technology to support equipment that is used to produce 5nm sized wafers; we believe such capacity gives us a comparative advantage in the industry, due to the technical difficulty in supporting equipment producing wafers of that size; such comparative advantage will help us gain more market shares in the industry, which will bring us business opportunities and potential customers.

We provide high-purity process systems which we design and install for the clients, utilizing the equipment we procure from our suppliers, which is special equipment used in high-purity process systems and transport distribution pipelines. Within high purity process systems, there are two main types: high purity gas conveyor systems and high purity chemical conveyor systems.

High-purity Gas Conveyor System

The high purity gas conveyor system consists of components including special gas cabinets, valve manifold box, gas monitoring software systems (safety and security systems), gas pipes and valve fittings etc. The front end of the system is connected to the high-purity gas plant and the rear end of the system is connected to the client’s own production equipment. This system currently generates most of the Company’s revenue.

High-purity Chemical Conveyor System

The high- purity chemical delivery system is used during the manufacturing process in the pan-semiconductor industry. It supplies a wide range of chemicals for cleaning, etching, grinding and other industrial processes at production facilities in the pan-semiconductor industry. The chemical conveyor system delivers chemicals from tanks and tankers to the various machine demand points via VMB distribution valves. In addition to the associated piping, equipment and valves, a reliable chemical software monitoring system is also required for the system to work properly.

We also offer our customers value-added services related to the conveyor systems, such as ancillary engineering, testing, plant hosting, calibration and maintenance, if applicable.

Factory Management and Control System (FMCS)

Our FMCS provides instant and effective monitoring of our clients’ manufacturing process through the control center of the clients’ factories. We offer a consolidated factory monitoring system that combines multiple factory monitoring systems on one platform and individual factory monitoring systems that specialize in certain aspects of factory environment, including gas monitoring system and chemical monitoring system. All our systems are equipped with a control room where multiple monitoring screens show live status of the facility condition.

Consolidated FMCS

Consolidated FMCS integrates the monitoring information of the various systems of the plant facilities into the central monitoring server, using Ethernet, controllers and communication equipment to form a factory-wide monitoring web, so as to interoperate the information of the whole factory, improve the overall management performance of the factory, simplify the operation and maintenance process, and reduce the management costs. This system integrates the entire factory sub-systems. Through integration, it manages the operational status of each sub-system, serving as the monitoring and management center and coordinating and managing the operation of the entire facility.

We prioritize the software development of the FMCS, among other aspects of the FMCS solution. The system monitors our clients’ entire plant, including the plant’s gas monitoring, process cooling water monitoring, water supply and drainage monitoring, pure water station monitoring, waste water treatment monitoring, plant environment monitoring, air conditioning monitoring, hot and cold source monitoring, ventilation and exhaust system monitoring, compressed air/vacuum and bulk gas system monitoring, variable power distribution system monitoring, and comprehensive automation monitoring.

Gas Monitoring System (GMS)

We also design and install individual gas monitoring systems. As hazardous gas is routinely used in the manufacturing process in the semi-conductor facilities, the monitoring system of poisonous gas plays a crucial role in the facility. The design of our gas monitoring system takes into account the types of particular gas and the pipeline used to distribute the particular gas, as well as the arrangement of the processing machines. The monitoring system collects data, transmits signals through the gas monitoring equipment and turns off the gas valve timely when warning signs appear. The GMS system has great stability, and is supported by a network of multiple internet devices that work independently without being interfered by any breakdown that could occur to one of the devices. The system is also equipped with backup monitors in the monitoring room in case any individual monitor stops working. The above designs ensures that our monitoring system provides around-the-clock control of the gas transportation process and sends a signal that can turn off the gas valve timely. The picture below illustrates our GMS design:

The GMS is connected to the alarm system and is capable of detecting any leakage of hazardous gas and sending timely signals to people in the facilities. The design is fairly flexible and easy to adapt and improve through our software control. It works with any number of equipment without the need of being adapted or rewritten.

Chemical Monitoring System (CMS)

In the factories in the pan-semiconductor industry, various chemical ingredients are used for cleaning, etching, grinding and other processes, and are distributed through chemical containers and distribution valves. The CMS monitors the safety of the distribution process. The display unit in the control room shows the facility status, including the valve status, pressure number, error signs, electricity input and output, and then sends warnings to the technicians onsite who can timely check the equipment status.

Production Procedure

For a typical production project, we obtain clients’ needs and formulate an initial proposal of our design, which we will submit for bidding to the client. The client will assess our qualifications before admitting us into the bidding process. If we win the bid, we enter into an agreement with the clients. Our team will then start production. We have adopted an integrated business model to meet our clients’ needs in the production stage: our engineering team sets up the schedule and production steps; the quality control team confirms the qualification of equipment, material sample quality and staff qualification. We charge our clients based on the quantity of equipment that is connected to our system. 10% – 20% of payment will be made upon entry of the agreement, with the remainder of the payment made throughout the production stage. Typically, 95% to 97% of the total purchase price will have been paid upon project delivery. The remaining payment will be made one to two years after the delivery, when the customer is satisfied with our production.

The following chart illustrates our production process:

Our Industry

High purity process system refers to a series of process equipment and related services, including the process system of high purity gases, chemicals and liquids.

The development of modern manufacturing industries such as pan-semiconductor (integrated circuit, flat panel display, photovoltaic, and LED, for example), optical fiber, biomedicine and food and beverage has added complexities in the integrated circuit design, chip manufacturing, packaging and testing along the industry chain.

Such development calls for the specialized division of labor. The high-purity process system is one specialized division in the industry.

The industry of high-purity systems is fairly fragmented, especially among the small to medium sized companies, which compete in a low-concentration market. Meanwhile, the top tier market is divided by a few large companies that provide system installation, equipment production and accessory production to their clients. In 2022, the estimated consumption of high-purity systems equipment that is used in semi-conductor field is estimated to be between $133.28 billion and $152.32 billion. Source: page 6, Global and China High Purity System Solution Market Report, Beijing Zhongdao Taihe Information Consulting Company.

Expanding Capacity of Semi-conductor Production

Expanding Wafer Production

More than 98% of the Company’s business focuses on the semiconductor field. For instance, gas supplying method is essential to wafer production in the semiconductor industry and serves an important role in single crystal wafer manufacturing, photolithography, etching and deposition. In the above manufacturing process, multiple high-purity chemicals are used. In the integrated circuit field, high-purity process systems mainly include high-purity special gas systems, bulk gas systems, high-purity chemical systems, grinding liquid supply and recovery systems, and precursor process media systems. Through the high purity system, supporting equipment connects to the process chamber of oxidation/diffusion, etching, ion implantation, deposition, grinding, cleaning and other processes as a working system.

On a global scale, there had been 19 newly launched wafer production factories by the end of 2021, and an additional 10 wafer production factories in 2022. In the next few years, the equipment-related expenditure for these new wafer production facilities is expected to be over $140 billion. It is estimated that by 2026, more than 200 wafer production factories would operate production lines for 12-inch wafers. Source: page 9, Global and China High Purity System Solution Market Report, Beijing Zhongdaotaihe.

The following chart illustrates the past and future of the semiconductor production in China and globally:

●	The pillars show the production volume of semiconductor in China (unit: $0.1 billion); the red dots track the growth rate of the production.
Source: page 9, Global and China High Purity System Solution Market Report, Beijing Zhongdaotaihe.

●	The pillars show the production volume of semiconductor in the world (unit: $0.1 billion); the red dots track the growth rate of the production.
Source: page 10, Global and China High Purity System Solution Market Report, Beijing Zhongdaotaihe.

Expanding Photovoltaic Production

The global photovoltaic power generation industry increased from 1% of the total power generation from 2013 to 3% in 2019. In China, the photovoltaic power machine installation in 2020 has grown more than 20 times since 2010. The following chart is a prediction of the development of photovoltaic machine installation in the next decade:

The pillars show the projected photovoltaic installed capacity in China (unit GW), and the red dots track the growth rate.

Source: page 19, Global and China High Purity System Solution Market Report, Beijing Zhongdaotaihe.

Our Suppliers

For the year ended December 31, 2024, one supplier accounted for approximately 12.0% of total purchases, respectively. For the year ended December 31, 2023, three suppliers accounted for approximately 14.5% 14.0% and 11.5% of total purchases, respectively. For the year ended December 31, 2022, one supplier accounted for approximately 13.8% of total purchases. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively. As of December 31, 2023, two suppliers accounted for approximately 33.0% and 10.8% of total accounts payable, respectively.

We service major players in the pan-semiconductor industry by supplying reliable high-purity gas and chemical systems and equipment and FMCS. We are a business partner and supplier of many renowned companies in Asia, including Shiyuan Technology Engineering Co., Ltd., Suzhou Ruize System Engineering Co., Ltd., Hesheng Enterprise Co., Ltd., China Electronic System Engineering Fourth Construction Co., Ltd., Li Yi System Engineering (Shanghai) Co., Ltd.

For the year ended December 31, 2024, three customers accounted for 28.7%, 14.9% and 10.7% of total revenue. For the year ended December 31, 2023, one customer accounted for 22.6% of total revenues. For the year ended December 31, 2022, four customers accounted for 24.4%, 12.7%, 11.5% and 10.0% of total revenues, respectively. As of December 31, 2024, four customers accounted for 13.8%, 12.2%, 11.1% and 10.0% of total accounts receivable, respectively. As of December 31, 2023, three customers accounted for 16.0%, 13.6% and 11.2% of total accounts receivable, respectively.

Our Growth Strategy

Our growth strategies include the following:

●	Client Development and Management — Our team consists of members with years of experience in the industry. We have built an excellent relationship with our suppliers and customers.

●	Research & Development — We will keep investing substantially in research and development, including research and development of semiconductor process line cleaning control systems, semiconductor ultrapure water system control software, semiconductor process gas detection systems, semiconductor process pipeline temperature automatic control system, FMCS related technology and new equipment. We will keep improving our existing technology and explore the development of FMCS and related new equipment.

●	Expand Product and Service Range — We aim to expand our product range to areas including water supply systems, electricity supply systems, air conditioning and ventilation systems. In the services section, we plan to offer annual maintenance and servicing program, the software maintenance and valve and PLC module replacement for the FMCS product. We believe such plans will improve our profitability.

Competitive Advantages

We are committed to providing our customers with high quality service. We believe we have several competitive advantages that will enable us to maintain and further improve our market position in the industry. Our competitive advantages include:

●	Technological Capacity. We own software copyright over various programs in fields including facility gas supply, chemical and water processing. Our products, such as the FMCS software, effectively increase operation efficiency by using standardized module software.

●	Experienced and Diverse Management Team. Our management team members have more than ten years of experience in their respective fields. Our founder Yujun Xiao is an experienced entrepreneur with extensive experience in business management and operations. Since the founding of the Company, we have established a reliable, professional team with many management and strategy talents. Mr. Xiao and members of this team entered the semiconductor industry relatively early, and have experienced the early development stage of the monitoring service industry for semiconductor businesses in China. He built this team from years of experience as an industry veteran.

●	Software Solution Modularity. The PLC module in the system adopts mature algorithm. After the one-time arrangement is completed, the subsequent increase of detector gas cabinet, valve manifold box equipment does not require redownloading of the PLC program. This reduces the errors caused by frequent updates of the program (such as mistakenly shutting down the gas delivery equipment) that could cause customer downtime and lead to significant economic losses. Utilizing software simulation, we test and improve our software without interfering with the operation of the equipment. Our software solution is user-friendly and our clients can add monitoring applications from their end.

Sales and Marketing

We believe that our solutions have a strong competitive edge in China’s domestic market. Our CEO and CTO play essential roles in bringing in new clients, due to their multiple years of experience in the industry. Additionally, we have established a good reputation among our clients through our consistent high-quality products, which ensures we have plenty of long-term clients that we maintain carefully on a periodical basis. Our sales and marketing department work diligently in maintaining existing client relationships by visiting clients regularly. Our sales personnel also attend industry events and exhibitions to expand our connections and promote our products. Due to our renowned reputation in China, we also receive consultation requests and offers from prospective clients, who discover our product and service by word of mouth and industry exhibitions such as SEMII CHINA and China (Shanghai) International Semiconductor Exhibition.

Research and Development

Our R&D efforts are focused on improving and enhancing our existing products as well as developing new features of such products.

R&D expenses primarily consist of materials, and compensation and benefits expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses amounted to approximately $2.9 million, $1.3 million and $1.2 million for fiscal year 2024, 2023 and 2022, respectively, representing 15.9%, 8.0% and 10.7% of our total revenues.

Seasonality

Historically, our operating results and operating cash flows have not been subject to seasonal variations.

Intellectual Property

We rely on trademarks, patent and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. We have signed relevant confidentiality agreements or clauses with our executives, certain customers and suppliers, and rely on such confidentiality agreements or clauses and other protections of our technical knowledge to maintain our technological advantages in products and designs.

Protecting our intellectual property is a strategic focus of our business. We do not rely on intellectual property rights authorized by third parties for our business operation.

As of the date of this annual report, HUHU China has 9 registered trademarks, 1 registered domain name, 32 effective patents and 28 registered copyrights, all in China.

Trademarks

Through HUHU China, we have the following registered trademarks:

Trademark Number	File Date	Trademark Name	Status	Expiration Date	Jurisdiction	Owner
47408547	2021/03/07		Granted	2031.03.06	China	HUHU China
47406526	2021/05/14		Granted	2031.05.13	China	HUHU China
30600821	2019/04/28		Granted	2029.04.27	China	HUHU China
30582408	2019/04/28		Granted	2029.04.27	China	HUHU China
30582406	2019/04/28		Granted	2029.04.27	China	HUHU China
30542505	2019/02/14		Granted	2029.02.13	China	HUHU China
57890054	2021/07/21		Granted	2032.04.06	China	HUHU China
65590985	2022/06/28		Granted	2033.02.27	China	HUHU China
75984396	2024/08/21		Granted	2034.8.20	China	HUHU China

Patents

Through HUHU China, we currently have 32 Chinese patents, as follows:

Patent Number	File Date	Issue Date	Expiration Date	Title	Status
ZL202020062419.0	2020.01.13	2020.12.25	2030.01.12	A kind of semiconductor process line cleaning device pipeline structure	Effective
ZL202020063477.5	2020.01.13	2020.12.25	2030.01.12	A kind of mobile semiconductor process pipeline device with liquid holding structure	Effective
ZL202020063452.5	2020.01.13	2020.12.25	2030.01.12	A kind of semiconductor process pipeline cleaning device	Effective
ZL201921409472.7	2019.08.28	2020.07.14	2029.08.27	A kind of support seat for electromechanical equipment installation	Effective
ZL201921409193.0	2019.08.28	2020.07.14	2029.08.27	A kind of special lifting equipment for electromechanical installation	Effective
ZL201921431038.9	2019.08.28	2020.07.14	2029.08.27	A new type of positioning clamps for the modular construction of electromechanical installation	Effective
ZL201921409218.7	2019.08.28	2020.07.14	2029.08.27	Anti-dislodging Zhicheng electromechanical connection device	Effective
ZL201921409423.3	2019.08.28	2020.07.14	2029.08.27	A kind of tensile installation base for electromechanical equipment	Effective
ZL201921409194.5	2019.08.28	2020.07.10	2029.08.27	Electrical piping slotting device for building electromechanical installation	Effective
ZL201921409483.5	2019.08.28	2020.07.10	2029.08.27	A kind of safety protection device for electromechanical installation	Effective
ZL201921409482.0	2019.08.28	2020.05.19	2029.08.27	A kind of height adjustable electromechanical equipment installation seat	Effective
ZL201921409421.4	2019.08.28	2020.05.19	2029.08.27	A kind of positioning instrument for electromechanical equipment installation	Effective
ZL201921409427.1	2019.08.28	2020.05.19	2029.08.27	A kind of tool holder for electromechanical equipment installation	Effective
ZL201921409185.6	2019.08.28	2020.05.19	2029.08.27	Auxiliary lifting tools for electrical equipment installation	Effective
ZL201921409217.2	2019.08.28	2020.05.19	2029.08.27	A kind of slide base for electromechanical installation	Effective
ZL202120099080.6	2021.01.14	2021.09.10	2031.01.13	A kind of automatic control module for pipeline insulation and heating	Effective
ZL202120097501.1	2021.01.14	2021.09.10	2031.01.13	An automatic control system for pipe insulation	Effective
ZL202120097085.5	2021.01.14	2021.09.10	2031.01.13	A kind of positioning sensing module for engineering installation	Effective

Patent Number	File Date	Issue Date	Expiration Date	Title	Status
ZL202120096838.0	2021.01.14	2021.10.01	2031.01.13	A gas mixing device for semiconductor process	Effective
ZL202120097382.X	2021.01.14	2021.10.22	2031.01.13	An electrochemical sensor for semiconductor gas detection	Effective
ZL202010032952.7	2020.01.13	2022.2.22	2042.02.21	A control method of cleaning equipment for semiconductor manufacturing piping	Effective
ZL202322856290.7	—	—	—	Wastewater treatment system	Effective
ZL202322289205.3	2023.08.25	2024.03.29	2033.08.25	High purity chemical weighing system	Effective
ZL202322762508.2	—	—	—	High purity gas weighing system	Effective
ZL202222544195.9	2022.09.26	2023.07.11	2032.09.26	High-purity chemical supply system fully automatic centralized high-purity liquid supply cabinet	Effective
ZL202222594998.5	2022.09.28	2023.01.06	2032.09.28	A high-purity chemical system distribution box	Effective
ZL202222513806.3	2022.09.22	2023.02.24	2032.09.22	High-purity chemical supply system high-purity chemical mixing cabinet	Effective
ZL202221947498.9	2022.07.27	2022.12.13	2032.07.27	A high-purity gas supply system special gas cylinder rack	Effective
ZL202222187593.X	2022.08.19	2022.12.06	2032.08.19	High purity gas supply system special gas supply diverter plate	Effective
ZL202222159890.3	2022.08.17	2022.12.06	2032.08.17	High purity gas supply system special gas supply distribution cabinet	Effective
ZL202221919159.X	2022.07.25	2023.03.03	2032.07.25	High purity gas supply system special gas cylinder cabinet	Effective
ZL202221904215.2	2022.07.22	2022.12.06	2032.07.22	Large flow special gas supply system	Effective

Copyrights

The following table sets forth a brief description of the Company’s software copyrights:

Copyright Number	Issue Date	Category	Copyright Name	Jurisdiction	Owner
2020SR1142390	2020.09.22	Software	Huhu Storage Control System	China	HUHU China
2020SR1137453	2020.09.22	Software	Huhu Storage Management System	China	HUHU China
2019SR0983981	2019.09.23	Software	Electrical Equipment Installation Automatic Control and Pipeline Design Management	China	HUHU China
2019SR0983207	2019.09.23	Software	Electrical Equipment Engineering Guideline Management System	China	HUHU China
2019SR0983975	2019.09.23	Software	Electrical Equipment Installation Engineering Pricing Management System	China	HUHU China
2019SR0983888	2019.09.23	Software	Electrical Equipment Engineering Safety Coordination Management System	China	HUHU China
2019SR0983202	2019.09.23	Software	Electrical Equipment Installation Engineering Management System	China	HUHU China

Copyright Number	Issue Date	Category	Copyright Name	Jurisdiction	Owner
2018SR049719	2018.01.22	Software	Gas Monitoring Software	China	HUHU China
2021SR0146014	2021.01.27	Software	Gas Monitoring System	China	HUHU China
2021SR1802422	2021.11.19	Software	Plant Service Gas Detector Data Acquisition System V1.0	China	HUHU China
2021SR2002783	2021.12.06	Software	Plant Gas Management System Software V1.0	China	HUHU China
2022SR0476107	2022.04.15	Software	Plant UPW system monitoring software V1.0	China	HUHU China
2022SR0476108	2022.04.15	Software	Plant VOC system monitoring software V1.0	China	HUHU China
2021SR1395107	2021.09.17	Software	Heating system monitoring software V1.0	China	HUHU China
2021SR1411095	2021.09.22	Software	Air conditioning room system monitoring software V1.0	China	HUHU China
2022SR0999333	2022.08.03	Software	HUHU Intelligent Monitoring System Heating V2.0	China	HUHU China
2022SR0999334	2022.08.03	Software	Factory Management Control System V3.0	China	HUHU China
2024SR0369857	2024.03.08	Software	GMS monitoring system important alarm automatic upload platform	China	HUHU China
2024SR0369854	2024.03.08	Software	GMS monitoring system real-time data automatic upload platform	China	HUHU China
2024SR0369839	2024.03.08	Software	GMS monitoring system operation and maintenance data analysis platform	China	HUHU China
2023SR1553946	2023.12.04	Software	High purity gas supply system GC control software	China	HUHU China
2023SR1558025	2023.12.04	Software	High purity gas supply system flow control software	China	HUHU China
2024SR0620186	2024.05.09	Software	Plant CUP system monitoring software	China	HUHU China
2024SR0620438	2024.05.09	Software	Plant Chemical system monitoring software	China	HUHU China
2024SR0620780	2024.05.09	Software	Plant CDS system monitoring software	China	HUHU China
2024SR0619831	2024.05.09	Software	Plant WWT system monitoring software	China	HUHU China
2024SR0619751	2024.05.09	Software	Plant PCW system monitoring software	China	HUHU China
2024SR0619753	2024.05.09	Software	High purity chemical system shunt control software	China	HUHU China

Domain

Number	Issue Date	Registration Agency	Domain Name	Owner	Expiration Date
1	2016/09/06	HUHU China	HUHUTECH.com.cn	HUHU China	2026/09/06

Our Properties and Facilities

As of December 31, 2024 and 2023, the total net worth of our equipment and facilities is approximately $4.98 million and $1.53 million, respectively.

We have one owned property located at A3-1208 Tianan Zhihui City, Xinwu District, Wuxi City, Jiangsu, China, which is the principal office of the Company.

We have one owned property located at 328-2 Nitta, Muro, Otsu-machi, Kikuchi-gun, Japan, which serves as the company housing.

We have one owned property located at 819-2 Shimogenba, Oaza Sugimizu, Ozu, Kikuchi District, Kumamoto, Japan, which is a warehouse and office under construction for the Company.

Information on our leased properties as of the date of this annual report is summarized below:

No.	Location	Space (in square foot)	Lease Term, as Applicable (mm.dd.yy)	Monthly Rent (USD)
1	Room 804, Unit 2, Building 13, Zuoling New City 3rd Community, Gaoxin Avenue, Donghu High-tech Zone, Wuhan City, Hubei Province, China	—	12.21.2024 – 5.20.2025	$282
2	Room 1302, Unit 1, Building 17, Yuquan Community, Zuoling, Donghu New District, Wuhan City, Hubei Province, China	—	12.22.2024 – 3.20.2025	$226
3	Room 606, Building 27, Lianhuan Community, Shushan District, Hefei City, Anhui Province, China	—	2.15.2024 – 2.15.2025	$235
4	Shop room (1-3 floors) at No. 117, Building 1F, Area F, Jingshang Trade City, Yaohai District, Hefei City, Anhui Province, China	—	4.8.2024 – 4.7.2025	$71
5	No. 13, Jinding Road, Qiaolin Street, Pukou District, Nanjing City, Jiangsu Province, China	6,458.35	10.1.2021 – 9.30.2025	$1,216
6	Office Building 9, Tianan Smart City, Xin’an Street, Xinwu District, Wuxi City, Jiangsu Province, China	15,410.69	12.25.2023 – 12.24.2026	$6,066
7	Room 401, Building 29, Area 5, Xin’an Garden, Xin’an Street, Xinwu District, Wuxi City, Jiangsu Province, China	1,044.10	10.6.2024 – 10.5.2025	$353
8	2-13-7, Jigyo-ku, Chuo-ku, Fukuoka shi, Japan	981.5	4.15.2023 – 4.14.2025	$1,527
9	Room 101, Shimizu 3403-10, Otsu cho, Kikuchi gun		3.15.2024 – 3.14.2026	$273
10	3542-47 Sugisui, Otsu cho, Kikuchi gun, Kumamoto Prefecture, Japan		8.1.2024 – 7.31.2026	$572
11	Kikuyo cho, Kikuchi gun, Kumamoto Prefecture, Japan		8.1.2024 – 7.31.2025	$1,589

Our Employees

As of December 31, 2024 and 2023, we had a total of 93 and 74 full-time employees in China and Japan, respectively. The breakdown of our employees is as the following:

Department	December 31, 2024	December 31, 2023
Human Resources & Administration	17	9
Finance	6	6
Research & Development	27	27
Engineering	34	24
Sales & Marketing	7	6
Product Procurement	2	2
Total	93	74

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. To mitigate risks in connection with employment, HUHU Japan must comply with the relevant Japanese laws and regulations. Please refer to the Section entitled “Regulations on Employment” for more details of the relevant PRC and Japanese laws.

Regulations in PRC

Transfers of Cash to and from Our Subsidiaries

We currently maintain cash management policies that dictate the purpose, amount and procedure of cash transfers between HUHUTECH, our subsidiaries and investors. Our policy dictates that funds may be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, the Company’s PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit the Company’s PRC subsidiaries to pay dividends to HUHUTECH only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there are no restrictions on HUHUTECH’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If the Company’s PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. HUHUTECH is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in PRC, Japan and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to HUHUTECH through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC Subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit the Company’s PRC subsidiaries’ ability to transfer cash between each other. HUHUTECH’s business is primarily conducted through its subsidiaries. HUHUTECH is a holding company and its material assets consist solely of the ownership interests held in its subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, HUHU China is restricted in that respect, as well as in others respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from HUHUTECH to its subsidiaries, increasing HUHUTECH’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund;

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions; and

6.	A withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

If for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to HUHUTECH when needed, HUHUTECH’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

HUHUTECH currently intends to retain most, if not all, of available funds and any future earnings to support operations and finance the growth and development of business. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and HUHUTECH does not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

Permissions and Licenses for Our Operations in PRC

Most of our operations in China and most of our assets are located in China. In addition, all our senior executive officers and the majority of our directors reside within China for a significant portion of the time and all of them are PRC nationals. As such, PRC laws and regulations govern our operations in China. The business license is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. Each of our PRC Subsidiaries has received its business license.

As of the date of this annual report, except for the business licenses mentioned here, the Company and its PRC subsidiaries are not required to obtain any other permissions or approvals from any Chinese authorities to operate the business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In connection with our previous issuance of securities to foreign investors, as advised by our PRC counsel, Jiangsu Junjin Law Firm, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) although we are required to complete the filing procedure in connection with our future offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our previous offering from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain any other permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims.

Notwithstanding the foregoing, as of the date of this annual report, although the Company is currently not required to obtain permission or approval from the PRC government to obtain such permission and has not received any denial to continue to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to continue to offer securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC.”

Regulations on Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013, 2018 and 2023. The Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Sino-foreign Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Enterprise Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-establishment national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the negative list for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer by any administrative body is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs shall assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Sino-foreign Joint Venture Enterprise Law, Provisional Regulations on the Duration of PRC Sino-foreign Joint Venture Enterprise Law, the Regulations on Implementing the PRC Sino-foreign Cooperative Enterprise Law, and the Regulations on Implementing the Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and came into effect on January 27, 2021. Industries not listed in the 2020 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

On December 27, 2021, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. On March 12, 2022, the 2022 Negative List was released and took effect on the same day. In addition, the NDRC and the Ministry of Commerce promulgated the Encourage Industry Catalogue for Foreign Investment (2022 Edition). Industries not listed in the 2022 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

As the PRC Foreign Investment Law has taken effect, the SAMR, jointly approved the Foreign Investment Information Report Measures on December 30, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations - Regulation Relating to Overseas Listings.”

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Further, according to the CSRC Notice, on March 31, 2023, domestic companies that have already submitted valid overseas listing applications but have yet to obtain approval from overseas regulatory agencies or stock exchanges may arrange a reasonable timeframe to submit the filing. They should complete the filing procedures with the CSRC before completing their indirect overseas listing. In connection with our previous issuance of securities to foreign investors, we received approval from the CSRC regarding our completion of the required filing procedures for the offering.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on strengthening confidentiality and file management related to overseas issuance and listing of securities issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, the revised Provisions have come into effect. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

On September 28, 2024, the CAC adopted the Network Data Security Management Regulations, which became effective on January 1, 2025 and impose enhanced compliance obligations on data processors in China, including those that are listed overseas or handle large volumes of personal or important data. These regulations require data processors with over one million users to undergo a cybersecurity review prior to an overseas listing and mandate annual data security self-assessments, which must be submitted to the CAC by January 31 each year. Companies handling important data or national core data must also comply with stricter data classification, protection, and cross-border transfer approval requirements. Non-compliance may result in fines, operational restrictions, revocation of licenses, or limitations on overseas listings. While we are not currently subject to any enforcement action under these rules, future interpretations or changes could require us to adjust our data practices, undertake additional compliance measures, or seek regulatory approvals, and any failure to comply could materially and adversely affect our business, operations, or listing status.

We do not expect to be subject to the cybersecurity review by the CAC as of the date of this annual report, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information from users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, since the Regulations on Network Data Security is adopted into law, the Company and its PRC subsidiary likely will be required to perform annual data security assessments either by themselves or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the PRC operating entities. Neither the Company nor the PRC subsidiary are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. The Company and its PRC subsidiary currently have obtained all permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Regulations on Intellectual Property Rights

Patent Law

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on December 11, 2023 and became effective on January 20, 2024, there are three types of patents in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and 15 years for design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 (the latest revision come into effect on June 1, 2021), provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MII on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon completion of the registration procedure.

As of the date of this annual report, HUHU China has 9 registered trademarks, 1 registered domain name, 32 effective patents and 28 registered copyrights, all in China.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Foreign Exchange Administration Regulations of the PRC, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 1, 2008 (which amendment came into effect on August 5, 2008), payments for transactions that take place within the PRC must be made in Renminbi. PRC companies or individuals may repatriate foreign exchange receipts received overseas or deposit overseas. Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from SAFE and prior registration with SAFE is made. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Foreign Investment

According to Provisions on the Foreign Exchange Administration of Domestic Direct Investments of Foreign Investors, which were promulgated on May 10, 2013, by SAFE, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with SAFE. In the event of subsequent changes in the capital of the foreign investment enterprise such as increase in capital, capital reduction, and equity transfer, registration change formalities shall be completed with SAFE.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the “SAFE Circular No. 59,” promulgated by SAFE on November 19, 2012, and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign investment enterprises.

The Notice of the SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the “SAFE Circular No.19,” which was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015, provides that a foreign investment enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign investment enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Overseas Investment and Financing and Round-Trip Investment

Under SAFE Circular 37 issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in the PRC. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37, and provided operational guidance in detail on how to complete the required registration under SAFE Circular 37. Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, which was promulgated by SAFE and effective from June 1, 2015, the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment are canceled and the procedure of foreign exchange-related registration are simplified. The investors shall register with banks for direct domestic investment and direct overseas investment.

Currently, all of our shareholders have completed Circular 37 Registration and are in compliance. All our significant shareholders, directors and officers have completed Circular 37 Registration. We cannot guarantee that our shareholders will continue to comply with the requirement and timely update their application. However, we do not believe the shareholders’ failure to complete registrations will have a substantial impact on our business operations or cross-border investment activities.

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. See “Risk Factors — Risks Related to Doing Business in the PRC — HUHUTECH is a holding company, and may rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC foreign exchange laws.

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC offshore investment regulations.

Regulation Relating to Overseas Listings

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, along with the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Trial Measures and the Notice, PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings , we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law and were subsequently amended from time to time, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC regulations on Dividend Distribution.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on VAT. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Taxation laws.

Regulations on Employment

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Share Incentive Plans

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

As of the date of this annual report, neither the Company nor HUHU China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC labor laws.

Regulations in Japan

Companies Act

The Formation, organization, operation and management of companies in Japan are governed by the JP Companies Act (Act No.86 of 2005). The JP Companies Act applies to both JP domestic companies and foreign-invested companies. And the registration authority for Japanese companies is the Legal Affairs Bureau. According to the document issued by the Kumamoto District Legal Affairs Bureau, Huhu Japan was established on April 25, 2022, a company which is established under the JP Companies Act.

Regulations Relating to the Construction Industry

Construction Business Act

In Japan, some industries need to apply for “license” to the government. For example, there are various construction-related laws in Japan, including Construction Business Act (Act No. 100 of 1949), Act on Construction, etc. of Government and Other Public Office Facilities (Act No. 181 of 1951). A company which seeks to operate a construction business, must obtain a license from the Minster of Land, Infrastructure, transport and Tourism when the company establishes business offices (head office, branch offices or an equivalent office specified by Cabinet Order; the same applies hereinafter) in the areas of two or more prefectures, or from the prefectural governor having jurisdiction over the location of the office when the company establishes a business office in the areas of only one prefecture. HUHU Japan’s business operations are mainly governed by the Construction Business Act. According to the Notification issued by the Prefecture governor of Kumamoto, HUHU Japan has obtained the “Specific Construction Business License” on September 16, 2022. The validity period of this license is from September 30, 2022 to September 29, 2027.

The purpose of the Construction Business Act is to ensure the proper execution of construction work (Article 1 of the Act), but a person who intends to operate a construction business (a business whose business is to undertake the completion of construction work) must Construction business license must be obtained (Article 3, Paragraph 1 of the same law).

When construction companies (licensed construction companies) carry out contracted construction work, they must have a chief engineer in charge of construction management at the construction site (Article 26, Paragraph 1 of the Act). If construction work is directly undertaken by the client, and if more than 45 million yen (or 70 million yen in the case of complete construction work) is subcontracted, a supervising engineer must be appointed in place of the chief engineer (Article 2 of Construction Industry Law Enforcement Order).

Building Standard Law

The Building Standard Law establishes minimum standards for the general structure of houses, fire prevention and evacuation-related matters, and road access obligations. When a building owner intends to construct (new construction, expansion, renovation, or relocation) a building of a size, structure, or use that exceeds a certain scope, or to carry out large-scale repairs or major redecoration, the owner must obtain confirmation from the building official (Article 6, Paragraph 1 of the same law) and obtain a certificate of confirmation before commencing construction (Article 6, Paragraph 4).

In addition, certain buildings must be periodically inspected for age-related deterioration and other conditions by a first-class architect or other qualified person, and the results must be reported to the specified administrative agency (Article 12, Paragraph 1 of the same law)

Regulations on Foreign Exchange

Foreign Exchange Law

Japanese company may be subject to the Foreign Exchange and Foreign Trade Law (hereinafter referred to as the “Foreign Exchange Law”) when importing, exporting.

Under the Foreign Exchange Law, permission or approval from the Minister of Economy, Trade and Industry is required for the import or export of specific goods, the export of goods to a specific country or region, or the import of goods to a specific country or region of origin or place of shipment (Article 48 for export, Article 52 for import).

The Customs Law stipulates that, in principle, all import/export goods must be declared to the Director-General of Customs, and that permission must be obtained after the necessary inspection of the goods (Article 67).

Regulations on Taxation

Corporate Tax Law

Since HUHU Japan is incorporated in Japan, it must pay taxes in accordance with the Corporate Tax Law, the Consumption Tax Law, and other laws.

Consumption Tax Law

Under the Consumption Tax Law, a business operator in a domestic transaction must pay consumption tax (Article 4).

Regulations on Employment

Labor Standards Law

The Labor Standards Law stipulates minimum standards for working conditions between workers and employers, including payment of wages (Article 24), working hours (Article 32), overtime and holiday work (Article 36), premium wages (Article 37), notice of termination (Article 20), fixed-term employment contracts (Article 14), and paid leave (Article 39), and employers who regularly employ 10 or more workers must prepare employment regulations and notify the Labor Standards Inspection Office (Article 89).

Furthermore, the Minimum Wage Act stipulates the minimum standards for workers’ wages, and working conditions that fall below this standard are invalidated, and the wages stipulated by the Act must be paid (Article 4 of the Law).

In addition, discrimination on the basis of sex is prohibited in the recruitment, hiring, placement, promotion, demotion, education and training of workers by employers, as well as dismissal, pregnancy, childbirth, maternity leave and other disadvantageous treatment on the basis of marriage (Articles 5 and 6 of the Law Concerning the Maintenance of Equal Opportunity and Treatment of Men and Women in Employment).

Furthermore, there shall be no unreasonable difference in treatment between part-time and fixed-term workers and regular employees in all forms of treatment, and discriminatory treatment of part-time and fixed-term workers, who should be regarded as regular employees, is prohibited in all forms of treatment (Articles 8 and 9 of the Act on Improvement, etc. of Employment Management for Part-Time Workers and Fixed-Term Workers).

Occupational Safety and Health Law

The Occupational Safety and Health Law states that it is the duty of employers to realize a comfortable work environment and to ensure the safety and health of workers in the workplace (Article 3 of the Law), and health system in the workplace (appointment of a general safety and health manager, safety manager, health manager, industrial physician, etc. and establishment of a safety committee, health committee, etc.) (Article 10 and following), and specific measures to prevent industrial accidents at workplaces (hazard prevention standards, safety and health education, etc.) (Article 20 and following).

In addition, the government provides necessary insurance benefits for workers’ injuries and illnesses due to work-related reasons or commuting (Articles 2 and 7 of the Workers’ Accident Compensation Insurance Law, etc.); This is covered by insurance premiums borne by business owners, and business owners are required to pay the insurance premiums (Article 30 of the Law).

Regulations on Intellectual Property Rights

Intellectual property rights are defined as 1 those produced by human creative activity (inventions, devices, designs, and works), 2 those indicating goods or services used in business activities by companies, etc. (trademarks), and 3 technical or business information useful in business activities (trade secrets) (Article 2(1) of the Basic Intellectual Property Law).

Inventions are governed by the Patent Law, devices by the Utility Model Law, designs by the Design Law, trademarks by the Trademark Law, works by the Copyright Law, and trade secrets by the Unfair Competition Prevention Law. The Patent Law, Utility Model Law, Design Law, Trademark Law, and Copyright Law grant rights as intellectual property rights to the owners of each type of intellectual property for protection if the respective requirements are met.

The Unfair Competition Prevention Law prohibits the following acts: (i) causing confusion of well-known trade or other indications, (ii) infringement of well-known trade or other indications, (iii) offering products that imitate the form of products of others, (iv) infringement of trade secrets, (v) improper acquisition of limited offer data, (vi) offering devices or other means that prevent the effect of technical restrictive measures, (vii) improper acquisition of domain names, ( (viii) acts of causing misidentification of the origin or quality of goods or services, (ix) acts of defamation, and (x) misuse of trademarks by agents, etc., are regulated as unfair competition (Article 2(1) of the Act).

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of the date of this annual report, we are not involved in any legal or administrative proceedings that may have a material adverse impact on our business, balance sheets or results of operations and cash flows other than as described herein.

Item 4.C. Corporate Structure & Organization

HUHUTECH is a holding company with no operations of its own. We conduct our operations in China and Japan through our subsidiaries in the PRC and Japan.

The following diagram shows our corporate structure as of the date of this annual report, including our main subsidiaries and consolidated affiliated entities:

HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares, was incorporated on July 8, 2021. It is a holding company and is not actively engaged in any business as of the date of this annual report. HUHUTECH was authorized to issue 5,000,000,000 Ordinary Shares, par value $0.00001 per ordinary share. On July 15, 2024, the Company effected a 1-for-4 forward split of our Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. There are currently 21,173,413 issued and outstanding Ordinary Shares of HUHUTECH. HUHUTECH’s registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

HUHU HK was incorporated on July 28, 2021 under the laws of Hong Kong. HUHU HK is a Hong Kong limited company and a wholly owned subsidiary of HUHUTECH. HUHU HK is a holding company and does not have any operations.

HUHU Japan was incorporated on April 25, 2022 under the laws of Japan as a limited company and a wholly owned subsidiary of HUHUTECH.

WFOE was incorporated on December 10, 2021 under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of HUHU HK. WFOE is a holding company and does not have any operations.

HUHU China was incorporated on August 20, 2015 under the laws of the People’s Republic of China. HUHU China is a limited liability company.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2024, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented giving effect to a forward split of our Ordinary Shares at a ratio of 1-for-4, approved by our shareholders on July 15, 2024.

Overview

We are a holding company incorporated as an exempted company on July 9, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through HUHU China and HUHU Japan. HUHU China and HUHU Japan are professional system integration providers to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the PRC and Japan.

The Company currently generates most of its revenues from system integration projects, which represented 91.4%, 97.2% and 99.7% of total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. We also generate revenue from product sales, which represented 6.6%, 1.6% and 0% of our revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. Engineering consulting services represented 2.0%, 1.2% and 0.3% of total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, our total revenues were approximately $18.1 million, $16.7 million and $11.4 million, respectively.

The Company was authorized to issue 5,000,000,000 Ordinary Shares with a par value of $0.00001 each. On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. The Company believes that the share information should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. As of December 31, 2024 and 2023, 21,173,413 and 20,000,000 Ordinary Shares are issued and outstanding, respectively.

On October 23, 2024, the Company closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares priced at $4.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the estimated offering expenses, were approximately $2.4 million.

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 157,500 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”). On November 19, 2024, the Representative exercised the Over-Allotment Option partially to purchase an additional 123,413 Ordinary Shares. The Company received approximately $432,000 in net proceeds from the partial exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on November 21, 2024 (the “Over-Allotment Closing”).

Trends and Key Factors that Affect Operating Results

HUHU China currently derives a majority of its revenues from the system integration projects. Approximately 10% of the integration projects are long-term projects, which mainly include gas monitoring system, heat insulation system and facility monitoring and management system, and 90% are short-term contracts that are mainly supplemental contracts of long-term contracts. HUHU China intends to continually enhance the services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. HUHU China’s construction enterprise qualification is first-class and well recognized by clients. Maintaining and enhancing the recognition, image and acceptance of our brand are important to HUHU China’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

HUHU China intends to expand the scope of services to the existing customers and acquire new customers by continually making significant investments in R&D. We plan to use 50% of our proceeds from IPO to construct a 5,000 square meter R&D plant in Xinwu District Wuxi City of Jiangsu Province, PRC and purchase equipment for production of equipment for gas supply systems. For the years ended December 31, 2024, 2023 and 2022 we incurred R&D expense of $2,879,183, $1,341,221 and $1,213,529, respectively. We will continue to improve upon and expand our production and products offerings through our research and development and technology innovations in order to deliver innovative products. We expect our research and development spending to stay above the amounts from the past years. Our business is closely related to the software and semiconductor industry, which is now experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. We monitor a number of financial and non-financial key business metric to evaluate on a regular basis business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our system integration projects

We monitor the number of contracts with customers for our system integration projects. The number of contracts will directly impact our results of operations, including revenues and gross margins for the foreseeable future. For the year ended December 31, 2024, we completed 143 system integration projects, which increase from 135 projects for the year ended December 31, 2023.

Average contract price for our system integration projects

We monitor the average contract price for our system integration projects, which impacts our future revenues and gross margins. Our average contract price decreased from $120,407 for the year ended December 31, 2023 to $115,986 for the year ended December 31, 2024. The average contract price is affected by number of new clients obtained, large contracts completed, and different clients customized needs. It varies across the presented financial periods.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in Japan. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. HUHU Japan started operation in July 2022. For the years ended December 31, 2024 and 2023, HUHU Japan provided services to 13 and 9 clients, and completed 81and 32 projects, respectively. For the years ended December 31, 2024, 2023 and 2022, HUHU Japan contributed 54.6%, 33.9% and 0.01% of total revenue, respectively.

Results of Operations

For the years ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended December 31,
	2024	2023	Change	% Change
REVENUES:
System integration projects	$16,586,039	$16,254,922	$331,176	2.0%
Engineering consulting services	360,999	204,712	156,287	340.3%
Product sales	1,202,206	273,054	929,152	340.3%
Total revenues	18,149,244	16,732,688	1,416,556	8.5%
COST OF REVENUES:
System integration projects	10,411,189	11,049,539	(938,350)	(5.8)%
Engineering consulting services	42,107	65,163	(23,056)	(35.4)%
Product sales	1,143,385	206,094	937,291	454.8%
Total cost of revenues	11,596,681	11,320,796	275,885	2.4%
GROSS PROFIT	6,552,563	5,411,892	1,140,671	21.1%
OPERATING EXPENSES:
Selling expenses	2,068,278	871,797	1,196,481	137.2%
General and administrative expenses	3,162,801	1,036,922	2,125,879	205.0%
Research and development expenses	2,879,183	1,341,221	1,537,962	114.7%
Total operating expenses	8,110,262	3,249,940	4,860,322	149.6%
(Loss) income from operations	(1,557,699)	2,161,952	(3,719,651)	(172.1)%
OTHER INCOME (EXPENSES):
Interest income	8,691	7,279	1,412	19.4%
Interest expense	(113,657)	(72,197)	(41,460)	57.4%
Other income, net	5,821	492,123	(486,302)	(98.8)%
Total other (loss) income, net	(99,145)	427,205	(526,350)	(123.2)%
(LOSS) INCOME BEFORE INCOME TAXES	(1,656,844)	2,589,157	(4,246,001)	(164.0)%
Provision for income taxes	274,399	255,570	18,829	7.4%
NET (LOSS) INCOME	$(1,931,243)	$2,333,587	$(4,264,830)	(182.8)%

Revenues

We derive revenues from three sources: (1) system integration projects, (2) engineering consulting services, and (3) product sales.

The Company is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for optoelectronic, semiconductor, telecom and logistic industries. For the year ended December 31, 2024, our total revenue was approximately $18.1 million as compared to $16.7 million for the year ended December 31, 2023. The Company’s total revenue increased by approximately $1.4 million, or 8.5%. The overall increase in total revenue was primarily attributable to a $0.9 million increase in revenue from product sales and a $0.3 million increase in revenue from system integration projects.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. For the years ended December 31, 2024 and 2023, most of our system integration project contracts are short term contracts. Our system integration project contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on customers’ specific needs which requires significant customization. Revenue is recognized over the contract time using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion.

For the year ended December 31, 2024 revenue from system integration projects was approximately $16.6 million as compared to $16.3 million for the year ended December 31, 2023, representing an increase of $0.3 million or 2.0%, which was due to the expansion of our business in the Japanese market for the year ended December 31, 2024. The number of contracts we completed were 143 and 135 for the years ended December 31, 2024 and 2023, respectively. The average contract price decreased from $120,407 for the year ended December 31, 2023 to $115,986 for the year ended December 31, 2024.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. For the year ended December 31, 2024, revenues from engineering consulting services were approximately $0.4 million as compared to $0.2 million for the year ended December 31, 2023, representing an increase of $0.2 million or 76.3%. The significant increase was a result of the system integration projects as the Company provided consulting services as auxiliary service to some system integration clients in need.

Revenue from product sales

Revenues from product sales is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligations after the acceptance.

For the year ended December 31, 2024, our product sales were approximately $1.2 million as compared to $0.3 million for the year ended December 31, 2023. The increase of product sales revenue was due to increase in product needs along with system integration projects in the year ended December 31, 2024.

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, material costs and compensation expenses for our professionals. Our total cost of revenues increased by approximately $0.3 million or 2.4% from approximately $11.3 million for the year ended December 31, 2023 to approximately $11.6 million for the year ended December 31, 2024.

Cost of system integration projects decreased by approximately $0.6 million or 5.8% from approximately $11.0 million for the year ended December 31, 2023 to approximately $10.4 million for the year ended December 31, 2024, The decrease was a result of reducing engineering outsourcing and implementing projects using our own personnel.

Cost of engineering consulting services decreased by $23,056 from $65,163 for the year ended December 31, 2023 to $42,107 for the year ended December 31, 2024. As we have established a stable engineering consulting service team and decreased outsource cost, our consulting service became more competitive.

Cost of product sales increased by approximately $0.9 million from $0.2 million for the year ended December 31, 2023 to approximately $1.1 million for the year ended December 31, 2024. The increase was consistent with the increase of the revenue from product sales.

Gross profit

	For the Years Ended December 31,
	2024		2023
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
System integration projects	$6,174,850	37.2%	$5,205,383	32.0%	$969,467	18.6%
Engineering consulting services	318,892	88.3%	139,549	68.2%	179,343	128.5%
Product sales	58,821	4.9%	66,960	24.5%	(8,139)	(12.2)%
Total gross profit	$6,552,563	36.1%	$5,411,892	32.3%	$1,140,671	21.1%

Our gross profit increased by approximately $1.1 million or 21.1% from approximately $5.4 million in fiscal 2023 to approximately $6.6 million in fiscal 2024. The increase of gross profit in fiscal 2024 was mainly due to the increase of our gross profit from system integration projects. Gross margin as a percent of overall revenue for fiscal 2024 and 2023 was 36.1% and 32.3%, respectively.

Gross profit for system integration projects increased by approximately $1.0 million from approximately $5.2 million in fiscal 2023 to approximately $6.2 million in fiscal 2024. Gross profit margin for fiscal 2024 and 2023was 37.2% and 32.0%, respectively. Gross profit margin improved as we lowered cost by reducing engineering outsourcing and implementing projects using our own personnel.

Gross profit for engineering consulting services increased by approximately $0.2 million from approximately $0.1 million in fiscal 2023 to approximately $0.3 million in fiscal 2024. Gross profit margin for fiscal 2024 and 2023 was 88.3% and 68.2%, respectively. The increase of the gross profit margin in fiscal 2024 was mainly due to decreased outsource cost.

Gross profit for product sales decreased from $66,960 in fiscal 2023 to $58,821 in fiscal 2024. Gross profit margin for fiscal 2024 was 4.9%. The decrease in gross profit margin was mainly due to more competitive price we offered to customers.

Operating Expenses

	For the Years Ended December 31,
	2024	2023	Change	% Change
OPERATING EXPENSES:
Selling expenses	$2,068,278	$871,797	$1,196,481	137.2%
General and administrative expenses	3,162,801	1,036,922	2,125,879	205.0%
Research and development expenses	2,879,183	1,341,221	1,537,962	114.7%
Total operating expenses	$8,110,262	$3,249,940	$4,860,322	149.6%

Our operating expenses consist of selling, general and administrative and R&D expenses. Operating expenses increased by approximately $4.9 million, or 149.6%, from approximately $3.2 million for the year ended December 31, 2023 to approximately $8.1 million for the year ended December 31, 2024. The increase in our operating expenses was primarily due to the increases in general and administrative expenses of approximately $2.1 million, increases in research and development expenses of approximately $1.5 million and increases in selling expenses of approximately $1.2 million.

Selling expenses primarily consisted of promotional fees, advertising expenses, travel, salary and compensation expenses relating to our sales personnel and other expenses relating to our sales activities. Selling expenses increased by approximately $1.2 million or 137.2% from approximately $0.9 million for the year ended December 31, 2023 to approximately $2.1 million for the year ended December 31, 2024 mainly due to the operation of HUHU Japan. Business expansion fee increased by approximately $0.7 million. Salary and social welfare expenses increased by approximately $0.2 million as a result of an increased headcount of marketing personnel. Travel and other expenses increased by approximately $0.2 million.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, impairment losses, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $2.1 million or 205.0% from approximately $1.0 million for the year ended December 31, 2023 to approximately $3.2 million for the year ended December 31, 2024 due to the operation of HUHU Japan. office expense increased by approximately $0.2 million. an increased of consulting and audit fees approximately $1.8 million and other expenses by approximately $0.2 million.

R&D expenses primarily consisted of materials, compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased from approximately $1.3 million in fiscal 2023 to approximately $2.9 million in fiscal 2024, representing 15.9% and 8.0% of our total revenues for fiscal 2024 and 2023, respectively. The decrease was due to (1) a decrease of approximately $0.1 million in material costs; and (2) an increase of approximately $1.6 million in technical consulting fees charged by a third party.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other expense amounted to $(99,145) in fiscal 2024, as compared to a net other income of $427,205 in fiscal 2023, mainly due to a decrease of $0.5 million in government grants.

Income tax provision

Income tax provision was $274,399 and $255,570 in fiscal 2024 and 2023, respectively. Under the EIT Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from taxable income since January 1, 2021 and HUHU China obtained the “high-tech enterprise” tax status in June 2023, which reduced its statutory income tax rate to 15%. The new certificate is valid for three years and expires in December 2025. In addition, we realized income before taxes in Japan of $2,041,897 which is taxed at a 20% rate. Our effective income tax rate were (16.6)% and 11.9% for the years ended December 31, 2024 and 2023, respectively.

Net (loss) Income

As a result of reasons and circumstances discussed above, our net loss amounted to approximately $1.9 million for fiscal 2024, as compared to a net income of approximately $2.3 million in fiscal 2023.

Other comprehensive loss

Foreign currency translation adjustments amounted to $(281,259) and $(105,029) for the years ended December 31, 2024 and 2023, respectively. The balance sheet amounts with the exception of equity as of December 31, 2024 were translated at RMB7.2993 to USD1.00 as compared to RMB7.0999 to USD1.00 as of December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2024 and 2023 were RMB7.1957 to USD1.00 and RMB7.0809 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of December 31, 2024 were translated at JPY157.37 to USD1.00 as compared to JPY140.80 to USD1.00 as of December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2024 and 2023 were JPY151.46 to USD1.00 and JPY140.82 to USD1.00, respectively. The change in the value of the JPY relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations.

Results of Operations

For the years ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended December 31,
	2023	2022	Change	% Change
REVENUES:
System integration projects	$16,254,922	$11,344,086	$4,910,836	43.3%
Engineering consulting services	204,712	30,171	174,541	578.5%
Product sales	273,054	—	273,054	—%
Total revenues	16,732,688	11,374,257	5,358,431	47.1%
COST OF REVENUES:
System integration projects	11,049,539	7,822,489	3,227,050	41.3%
Engineering consulting services	65,163	1,787	63,376	3546.5%
Product sales	206,094	—	206,094	—%
Total cost of revenues	11,320,796	7,824,276	3,496,520	44.7%
GROSS PROFIT	5,411,892	3,549,981	1,861,911	52.4%
OPERATING EXPENSES:
Selling expenses	871,797	391,013	480,784	123.0%
General and administrative expenses	1,036,922	1,033,079	3,843	0.4%
Research and development expenses	1,341,221	1,213,529	127,692	10.5%
Total operating expenses	3,249,940	2,637,621	612,319	23.7%
Income from operations	2,161,952	912,360	1,249,592	129.8%
OTHER INCOME (EXPENSES):
Interest income	7,279	4,021	3,258	81.0%
Interest expense	(72,197)	(51,985)	(20,212)	39.1%
Other income, net	492,123	99,920	392,303	392.5%
Total other income, net	427,205	51,956	375,249	717.9%
INCOME BEFORE INCOME TAXES	2,589,157	964,316	1,624,841	160.1%
Provision for income taxes	255,570	34,307	221,263	645.0%
NET INCOME	$2,333,587	$930,009	$1,403,578	143.2%

Revenues

We derive revenues from three sources: (1) system integration projects, (2) engineering consulting services, and (3) product sales.

The Company is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for optoelectronic, semiconductor, telecom and logistic industries. For the year ended December 31, 2023, our total revenue was approximately $16.7 million as compared to $11.4 million for the year ended December 31, 2022. The Company’s total revenue increased by approximately $5.3 million, or 47.1%. The overall increase in total revenue was primarily attributable to a $4.9 million increase in revenue from system integration projects.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. For the years ended December 31, 2023 and 2022, most of our system integration project contracts are short term contracts. Our system integration project contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on customers’ specific needs which requires significant customization. Revenue is recognized over the contract time using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion.

For the year ended December 31, 2023, revenue from system integration projects was approximately $16.3 million as compared to $11.3 million for the year ended December 31, 2022, representing an increase of $5.0 million or 43.3%, which was due to the expansion of our business in the Japanese market for the year ended December 31, 2023. The number of contracts we completed were 135 and 138 for the years ended December 31, 2023 and 2022, respectively. The average contract price increased from $82,203 for the year ended December 31, 2022 to $120,407 for the year ended December 31, 2023.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. For the year ended December 31, 2023, revenues from engineering consulting services were approximately $205,000 as compared to $30,171 for the year ended December 31, 2022, representing an increase of $174,000 or 578.5%. The significant increase was a result of the system integration projects as the Company provided consulting services as auxiliary service to some system integration clients in need.

Revenue from product sales

Revenues from product sales is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligations after the acceptance.

For the year ended December 31, 2023, our product sales were approximately $273,000 as compared to $nil for the year ended December 31, 2022. The increase of product sales revenue was due to increase in product sales in HUHU Japan along with system integration projects in the year ended December 31, 2023.

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, material costs and compensation expenses for our professionals. Our total cost of revenues increased by approximately $3.5 million or 44.7% from approximately $7.8 million for the year ended December 31, 2022 to approximately $11.3 million for the year ended December 31, 2023.

Cost of system integration projects increased by approximately $3.2 million or 41.3% from approximately $7.8 million for the year ended December 31, 2022 to approximately $11.0 million for the year ended December 31, 2023, which was in line with the revenue increase.

Cost of engineering consulting services increased by $63,376 from $1,787 for the year ended December 31, 2022 to $65,163 for the year ended December 31, 2023, which was in line with the revenue increase.

Cost of product sales increased by approximately $0.2 million from $nil for the year ended December 31, 2022 to approximately $0.2 million for the year ended December 31, 2023. The increase was consistent with the increase of the revenue from product sales.

Gross profit

	For the Years Ended December 31,
	2023		2022
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
System integration projects	$5,205,383	32.0%	$3,521,597	31.0%	$1,683,786	47.8%
Engineering consulting services	139,549	68.2%	28,384	94.1%	111,165	391.6%
Product sales	66,960	24.5%	—	—%	66,960	—%
Total gross profit	$5,411,892	32.3%	$3,549,981	31.2%	$1,861,911	52.4%

Our gross profit increased by approximately $1.9 million or 52.4% from approximately $3.5 million in fiscal 2022 to approximately $5.4 million in fiscal 2023. The increase of gross profit in fiscal 2023 was mainly due to the increase of our revenue from system integration projects. Gross margin as a percent of overall revenue for fiscal 2023 and 2022 was 32.3% and 31.2%, respectively. The Company’s gross profit margin is relatively stable.

Gross profit for system integration projects increased by approximately $1.7 million from approximately $3.5 million in fiscal 2022 to approximately $5.2 million in fiscal 2023. Gross profit margin for fiscal 2023 and 2022 was 32.0% and 31.0%, respectively. The increase of the gross profit margin was because we completed several large contracts with higher gross profit margin.

Gross profit for engineering consulting services increased by $111,165 from $28,384 in fiscal 2022 to $139,549 in fiscal 2023. Gross profit margin for fiscal 2023 and 2022 was 68.2% and 94.1%, respectively. The decrease of the gross profit margin in fiscal 2023 was mainly due to the use third-party outsourced services.

Gross profit for product sales increased from $nil in fiscal 2022 to $66,960 in fiscal 2023. Gross profit margin for fiscal 2023 was 24.5%.

Operating Expenses

	For the Years Ended December 31,
	2023	2022	Change	% Change
OPERATING EXPENSES:
Selling expenses	$871,797	$391,013	$480,784	123.0%
General and administrative expenses	1,036,922	1,033,079	3,843	0.4%
Research and development expenses	1,341,221	1,213,529	127,692	10.5%
Total operating expenses	$3,249,940	$2,637,621	$612,319	23.7%

Our operating expenses consist of selling, general and administrative and R&D expenses. Operating expenses increased by approximately $0.6 million, or 23.7%, from approximately $2.6 million for the year ended December 31, 2022 to approximately $3.2 million for the year ended December 31, 2023. The increase in our operating expenses was primarily due to the increases in R&D expenses of approximately $0.1 million and selling expenses of approximately $0.5 million.

Selling expenses primarily consisted of promotional fees, advertising expenses, travel, salary and compensation expenses relating to our sales personnel and other expenses relating to our sales activities. Selling expenses increased by approximately $0.5 million or 123.0% from approximately $0.4 million for the year ended December 31, 2022 to approximately $0.9 million for the year ended December 31, 2023 mainly due to the operation of HUHU Japan. Office expense increased by approximately $0.2 million. Salary and social welfare expenses increased by approximately $0.1 million as a result of an increased headcount of marketing personnel. Business reception expenses increased by approximately $0.1 million. Travel and other expenses increased by approximately $0.1 million.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, impairment losses, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $4,000 or 0.4% from approximately $1,033,000 for the year ended December 31, 2022 to approximately $1,037,000 for the year ended December 31, 2023. due to the operation of HUHU Japan. Office expense increased by approximately $105,000, salary and social welfare expenses increased by approximately $62,000 as a result of an increased headcount of office personnel, offset by a decrease in consulting and audit fees by approximately $163,000.

R&D expenses primarily consisted of materials, compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased from approximately $1.2 million in fiscal 2022 to approximately $1.3 million in fiscal 2023, representing 8.0% and 10.7% of our total revenues for fiscal 2023 and 2022, respectively. The increase was due to (1) an increase of approximately $70,000 in material costs; and (2) an increase of approximately $53,000 in technical consulting fees charged by a third party.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other income amounted to $427,205 in fiscal 2023, as compared to a net other income of $51,956 in fiscal 2022, mainly due to an increase of $367,216 in government grants.

Income tax provision

Income tax provision was $255,570 and $34,307 in fiscal 2023 and 2022, respectively. Under the EIT Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from taxable income since January 1, 2021 and HUHU China obtained the “high-tech enterprise” tax status in June 2023, which reduced its statutory income tax rate to 15%. The new certificate is valid for three years and expires in December 2025. In addition, we realized income before taxes in Japan of $1,186,251 which is taxed at a 20% rate. The impact of the tax treatment noted above lowered our effective income tax rate to 11.9% and 3.6% for the years ended December 31, 2023 and 2022, respectively.

Net Income

As a result of reasons and circumstances discussed above, our net income increased by approximately $1.4 million, or 143.2%, from approximately $0.9 million in fiscal 2022 to approximately $2.3 million in fiscal 2023. The increase in net income is contributed by an increase of approximately $1.9 million in gross profit and an increase of approximately $0.4 million in government grants, partially offset by an increase of approximately $0.6 million in operating expenses.

Other comprehensive income

Foreign currency translation adjustments amounted to $(105,029) and $(238,627) for the years ended December 31, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at RMB7.0999 to USD1.00 as compared to RMB6.8972 to USD1.00 as of December 31, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2023 and 2022 were RMB7.0809 to USD1.00 and RMB6.7290 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at JPY140.80 to USD1.00 as compared to JPY131.81 to USD1.00 as of December 31, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2023 and 2022 were JPY140.82 to USD1.00 and JPY131.46 to USD1.00, respectively. The change in the value of the JPY relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and Japan. Majority of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange managements regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange management regulations on converting RMB into U.S. dollars. As of December 31, 2024, the aggregate amount of cash in banks of $1,851,830 was held at major financial institutions in the PRC. As of December 31, 2024, the aggregate amount of cash in banks of $1,211,701 was held at major financial institutions in the Japan.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and capital contributions from shareholders. As of December 31, 2024, we had working capital of approximately $1.3 million. For the year ended December 31, 2024, we generated net loss of approximately $1.9 million. The Company’s cash used in operations amounted to approximately $3.0 million for the year ended December 31, 2024. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2024, we had unrestricted cash of approximately $3.1 million. As of December 31, 2024 our bank loan balance was approximately $5.5 million, we expect to renew most of our bank loans based on good credit history.

We also had restricted cash of $220,261 as of December 31, 2024. Restricted cash consists of cash and cash equivalents which is used as collateral to secure notes payable and used as guarantee deposit to secure the performance guarantee bank acceptance. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50%-100% of the amount is required to be deposited at the bank as security for the notes payable. Guarantee deposit is the deposit in bank to secure the performance guarantee bank acceptance issued by the bank. The performance guarantee bank acceptance is required by the Company’s customer for certain project as a guarantee to fulfill the contract. The security deposit for notes payable and performance guarantee bank acceptances amounted to $220,261, as of December 31, 2024.The Company earns interest at a variable rate per month on this restricted cash balance.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through HUHU China and HUHU Japan. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. HUHU China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside at least 10% of their after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiaries out of China is subject to examination by the banks designated by SAFE. Our subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from HUHU China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes. When HUHU Japan pays dividends to its parent company in Cayman, it is subject to restrictions under the Japanese Corporate Law.

(1)	A company may pay dividends of surplus to its shareholders (Article 453 of the Companies Act).

(2)	In order for a company to pay dividends from surplus, it must meet the following requirements:

(1)	The company’s net assets must be at least 3 million yen (Article 458 of the Companies Act).

(2)	To distribute surplus within the limit of the amount available for distribution (Article 461 of the Companies Act).

The distributable amount is calculated in accordance with Article 461, Paragraph 2 of the Companies Act and Articles 156 and 158 of the Corporate Calculation Regulations. The amount is the “amount of other capital surplus plus other retained earnings” as of the end of the fiscal year.

(3)	To record reserves as required by the Law and the Ministry of Justice Ordinance (Article 445, Paragraph 4 of the Companies Act and Article 22 of the Corporate Calculation Regulations).

When a company pays dividends from its surplus, it must record an amount equal to “the amount of surplus to be reduced × 1/10” as additional paid-in capital or legal reserve. Such reserves may be recorded until the amount of reserves reaches “amount of capital × 1/4” (Article 445, Paragraph 4 of the Companies Act, Article 22 of the Corporate Accounting Regulations).

(3)	Whenever a company intends to distribute surplus, it shall, by an ordinary resolution of the general meeting of shareholders, determine the type of dividend property and the total book value, matters concerning the allocation of dividend property to shareholders, and the effective date of the distribution of surplus (Article 454(1) of the Companies Act).

The articles of incorporation may stipulate that the board of directors determine the distribution of surplus if:

A, the company is a company with accounting auditors.

B, the term of office of directors does not exceed one year.

C, the company has a board of corporate auditors, audit committee, or nominating committee (Article 459, Paragraph 1, Item 4 of the Companies Act).

(4)	If a distribution of surplus is made in violation of the regulations on the amount available for distribution, the person who received the money, etc. must pay to the company money equivalent to the book value of the money that he or she received. (Article 462, Paragraph 1 of the Companies Act).

A business executive who has made a distribution of surplus in violation of the regulations on the distributable amount or a director proposing a proposal for a general meeting shall be required to pay money equivalent to the book value of the surplus, etc. distributed in violation of the regulations on the distributable amount. must pay jointly and severally to the company.

Criminal penalties may be imposed on directors, accounting counselors, auditors, executive officers, etc. (Article 963, Paragraph 5, Item 2 of the Companies Act).

The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this annual report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and/or access to short term bank loans, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the years ended December 31, 2024, 2023 and 2022

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the fiscal years ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net cash (used in) provided by operating activities	$(3,035,505)	$3,048,929	$(139,539)
Net cash used in investing activities	(3,825,547)	(1,208,253)	(95,448)
Net cash provided by (used in) provided by financing activities	7,455,178	(594,576)	1,317,284
Effect of exchange rate change on cash	(117,659)	(88,057)	(5,196)
Net increase in cash	$476,467	$1,158,043	$1,077,101

Operating Activities

Net cash used in operating activities was approximately $3.0 million for the year ended December 31, 2024, which mainly consisted of approximately $1.9 million of net loss, adjustment of $0.1 million non-cash items, and changes in working capital, which primarily comprised of an increase in accounts receivable of approximately $1.2 million due to increase in revenue, an increase in note receivable of approximately $0.3 million due to increase in revenue, an increase in inventories of approximately $0.7 million due to more projects, offset by an increase in advance from customers of approximately $0.5 million due to more projects, an decrease in due from related parties of approximately $0.3 million, an increase in accrued expenses and other liabilities of approximately $0.2 million.

Net cash provided by operating activities was approximately $3.0 million for the year ended December 31, 2023, which mainly consisted of approximately $2.3 million of net income, adjustment of $0.3 million non-cash items, and changes in working capital, which primarily comprised of: an increase in accounts payable of approximately $1.6 million due to increase of purchase volume, an increase in accounts receivable of approximately $2.8 million due to increase in revenue, an increase in advance from customers of approximately $0.4 million due to more projects, an increase in taxes payable of approximately $0.2 million and an decrease in inventories of approximately $0.9 million.

Net cash used in operating activities was approximately $0.1 million for the year ended December 31, 2022. Cash used by operating activities for the year ended December 31, 2022 mainly consisted of approximately $0.9 million of net income, adjustment of $0.1 million non-cash items, an increase in accounts receivable of approximately $1.4 million due to the increase in revenue, an increase in inventory of approximately $1.0 million due to the Company had more contracts on going and in preparation, an increase in prepayments and other assets of approximately $0.2 million due to a bidding security deposit, an increase in advance from customers of approximately $0.5 million due to more projects and an increase in accounts payable of approximately $0.7 million due to an increase of purchase volume.

Investing Activities

Net cash used in investing activities was approximately $3.8 million for fiscal 2024, mainly consisting of purchases of land, property and equipment.

Net cash used in investing activities was approximately $1.2 million for fiscal 2023, mainly consisting of purchases of land, property and equipment.

Net cash used in investing activities was approximately $0.1 million for fiscal 2022, mainly consisting of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $7.5 million for fiscal 2024, which consisted of proceeds from bank loans of approximately $8.6 million, proceeds from notes payable of approximately $0.6 million and proceeds from initial public offering of approximately $4.1 million, offset by repayment of bank loans of approximately $4.7 million, repayment to related parties of approximately $0.9 million, and payment of offering costs of approximately $0.4 million.

Net cash used in financing activities was approximately $0.6 million for fiscal 2023, which consisted of proceeds from short-term bank loans of approximately $2.4 million and proceeds from related parties $0.3 million, offset by repayment of short-term bank loans of approximately $2.7 million, repayment of notes payable of approximately $0.4 million, and payment of offering costs of approximately $0.2 million.

Net cash provided by financing activities was approximately $1.3 million for fiscal 2022, which consisted of proceeds from short-term bank loans of approximately $5.1 million and proceeds from notes payable of approximately $0.4 million, offset by repayment of short-term bank loans of approximately $4.0 million and payment of offering costs of approximately $0.2 million.

Capital Expenditures

The Company made capital expenditures of approximately $3.8 million, $1.2 million and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property, intangible assets and equipment in connection with our expansion in Japan. The Company will continue to make capital expenditures to meet the expected growth of its business.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2024, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — Research and Development” and “Item 4. Information on the Company — Intellectual Property”.

Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include allowance for doubtful accounts, allowance for inventories obsolescence, revenue recognition and the realization of deferred tax assets. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounts receivable, net

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

Inventories

Inventories are materials stated at the lower of cost or net realizable value. Costs include purchase price and related shipping costs. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as an inventory valuation allowance. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. No inventory reserve was recorded as of December 31, 2024 and December 31, 2023.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606 for the years ended December 31, 2024, 2023 and 2022. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues primarily from three sources: (1) system integration projects; (2) product sales; (3) engineering consulting services. All of the Company’s contracts with customer do not contain cancellable and refund-type provisions.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. These contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on the customers’ specific needs which requires significant customization. Upon delivery of the services and equipment, customer acceptance is generally required. In the same contract, the Company is required to provide a warranty period for one to two years (“warranty period”) after the customized project is delivered with a 3% – 10% holdback of the total contract price (“contract holdback”) which is to be paid after the end of warranty period. The Company determined the warranty clause included in the contractual term is directly related to the quality of the Company’s integration projects and there are no specific tasks to be performed during the warranty period, and therefore, consider it an assurance-type warranty. The warranty is not considered a separate performance obligation and no revenue is associated with these services under ASC 606. Because of the nature of the projects, and the contract owners perform inspection during the project and prior to acceptance, the Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The contract holdback is recognized as revenue after the warranty period has expired.

The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts monthly reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

Revenue from product sales

The Company generates revenue primarily through the sale and delivery of promised goods to customers and recognizes revenue when control is transferred to customers, which typically occurs upon customer acceptance, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). The Company’s contracts with customers are primarily on a fixed-price basis and do not contain cancellable and refund-type provisions.

The Company generally provides a one-year warranty against defects in materials related to the sale of products. The Company considerers the warranty as an assurance type warranty since the warranty provides the customer the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The determination of the Company’s warranty accrual is based on actual historical experience with the product, estimates of repair and replacement costs and any product warranty problems that are identified after shipment. The Company estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. Expenses related to these types of services are recognized as incurred.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yujun Xiao	44	Director, Chief Executive Officer
Yinglai Wang	42	Director, Chairperson of the Board
Huiping Zhang	47	Chief Financial Officer
Xiaoming Chen(1)(2)(3)	38	Chief Technology Officer
Qiang Li(1)(2)(3)	33	Independent Director
Qi Zheng(1)(2)(3)	45	Independent Director
Jin Ma(1)(2)(3)	47	Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

Executive Directors and Officers:

Yujun Xiao, Chief Executive Officer, Director

Yujun Xiao has been our director since July 8, 2021 and our Chief Executive Officer since July 28, 2021. He founded HUHU China in 2015, prior to which he founded Shanghai Huhu Technology Ltd. in 2010 and served as its CEO from 2010 to 2015. From 2006 to 2010, he was the head of the engineer department of Shentong Computer Ltd. From 2001 to 2006, he served as a senior engineer at Shanghai South Asia Technology Ltd. Mr. Xiao has extensive experience in corporate management and strategic decision making. He oversees the Company’s daily operations at a company-wide level and makes periodic business development plans based on the Company’s strategies. Mr. Xiao is also responsible for overseeing the Shenton Company strategy and business plan execution. Mr. Xiao holds a bachelor’s degree from Suzhou Top Institute Of Information Technology, specializing in machinery manufacturing and automation. Yujun Xiao is the spouse of Yinglai Wang, Director and Chairperson of the Board.

Huiping Zhang, Chief Financial Officer

Huiping Zhang has been our Chief Financial officer since July 28, 2021. She served as the Chief Financial Officer in multiple companies from 2002 to 2020. Her most recent experience prior to joining us was the CFO at Zhongcheng Zhihui Technology Ltd., a position she served from 2017 to 2020. Ms. Zhang has many years of experience in financial work and team management experience. She is familiar with companies related to banking, tax, industry and commerce. She is also familiar with work procedures in obtaining tax benefits at high technology companies. Ms. Zhang has extensive knowledge of financial coordination and due diligence work in the early stage of listing in China, and has great expertise in accounting and financial analysis. Ms. Zhang holds a bachelor degree from Jiangsu Open University in accounting. She also has an Intermediate Accountant Certificate in China.

Yinglai Wang, Chairperson of the Board, Director

Yinglai Wang has served as the director and the Chairperson of the board since July 8, 2021. She co-founded Shanghai Huhu Technology Ltd. in 2010. Ms. Wang has extensive experience in corporate management in the mechanical engineering industry and has a unique and advanced perspective in the strategic development of the company. She holds a bachelor’s degree in Wuxi Taihu College, specializing in business management. Yinglai Wang is the spouse of Yujun Xiao, who is the CEO and a director of the Company.

Xiaoming Chen, Chief Technology Officer

Xiaoming Chen has been our Chief Technology officer since July 9, 2021. He has served as the Chief Technology officer in HUHU China since 2015, prior to which he was the head of technology in Hanjin Electrical Automation System (Kunshan) Ltd. since 2011. He has worked as an engineer in multiple companies since 2009. Mr. Chen has abundant expertise in large to medium automation system project planning. Mr. Chen holds a college degree from Xuzhou Industry Career Technique College, specializing in electric automation.

Qiang Li, Independent Director

Mr. Qiang Li has served as a director of Company since February 24, 2025. Mr. Li passed the Chinese National Judicial Examination in 2019 and began practicing at Shanghai Sunhold Law Firm in July 2022, where he specializes in legal services related to Japan. Throughout his practice, he has provided legal services to multiple Japanese and Chinese listed companies. Mr. Li earned his Bachelor of Laws degree from Kumamoto University in April 2018 and his Master of Laws degree from Kyushu University in April 2020.

Qi Zheng, Independent Director

Qi Zheng has served as a director of Company since October 23, 2024. Qi Zheng has served as the managing director of Beijing Weiheng (Wuxi) Law Firm since September 2021, prior to which role, he was the senior partner from March 2020 at Beijing Weiheng (Wuxi) Law Firm, responsible for the firm’s daily operation and corporate compliance department and criminal law department. He is also in-house counsel to multiple companies. Prior to joining Beijing Weiheng (Wuxi) Law Firm, he was an attorney at Jiangsu Manxiu Law Firm from April 2017 to March 2020. Mr. Zheng holds a bachelor of law degree in Nanjing University of Finance & Economics on June 6, 2003, and a master of law degree from Tongji University in March 2015.

Jin Ma, Independent Director

Mr. Jin Ma has served as a director of Company since October 23, 2024. Mr. Ma has experience in consulting and accounting for over 10 years. He worked for Deloitte Touche Tohmatsu Certified Public Accountants LLP and Motorola Solutions (China) Co., Ltd. He co-founded Brook Partners consultancy in 2008 and has been the managing partner in charge of financial consulting and risk management consulting since then. Mr. Ma covers financial consulting, internal control and risk management for large-size state-owned enterprises and public companies. Mr. Ma graduated from Tianjin University of Finance & Economics with a bachelor’s degree in auditing in 2002. He was admitted as a member of the Association of Chartered Certified Accountants in UK in 2012 and a chartered professional accountant member of the Chartered Professional Accountant of British Columbia, Canada in 2015.

Family Relationships

Our CEO and director, Yujun Xiao is the spouse of our Chairperson Yinglai Wang.

6.B. Compensation

Compensation of Directors and Executive Officers

In fiscal year ended December 31, 2024, we paid an aggregate of $361,271 in cash to our executive officers and $22,500 in cash to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

On November 28, 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, we are authorized to issue an aggregate of 2,000,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted pursuant to the 2024 Incentive Plan.

The following summarize the terms of the 2024 Incentive Plan.

Types of Awards. The 2024 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2024 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2024 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2024 Incentive Plan after ten years from the date the 2024 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations and rights for these inventions, designs and trade secrets.

Employment Agreement with Yujun Xiao

The agreement with our CEO Yujun Xiao provides for an annual base salary of the amount of RMB 36,360. Under the terms of the agreement, Yujun Xiao’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice.

Employment Agreement with Huiping Zhang

The agreement with our Chairperson of the Board Yinglai Wang provides for an annual base salary of the amount of RMB 72,000. Under the terms of the agreement, Yinglai Wang’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice.

Employment Agreement with Xiaoming Chen

The agreement with our CTO Xiaoming Chen provides for an annual base salary of the amount of RMB 60,000. Under the terms of the agreement, Xiaoming Chen’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ prior written notice or the equivalent salary in lieu of such notice.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to engage in business that is similar or identical to the Company’s business, or to provide assistance for any individual or organization who is involved in similar or identical business with the Company.

Directors’ Offer Letter

Each of our Directors has entered into a Director’s Offer Letter with our Company. The terms and conditions of such Directors’ Offer Letter are similar in all material aspects. Each Director’s Offer Letter is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Offer Letter will remain in full force and effect. Any Director’s Offer Letter may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Offer Letter, the annual salary that is payable to each of our Directors is as follows:

Yujun Xiao	$172,915
Yinglai Wang	$107,464
Qiang Li	$30,000
Qi Zheng	$30,000
Jin Ma	$30,000

In addition, our Directors will be entitled to participate in such share option schemes as may be adopted by our Company, from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Clawback Policy adopted by the Board

On September 11, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of Directors consists of five Directors, three of them are independent Directors. The Company intends to follow its Cayman Islands practices in lieu of the requirements of the Rule 5605 of the Nasdaq Stock Market LLC Rules. The Company’s practices with regard to these requirements are not prohibited by the Companies Act (as amended) of the Cayman Islands.

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our board of Directors. The board of Directors may also establish other committees from time to time to assist our company and the board of Directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://ir.huhutech.com.cn/corporate-governance.php The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit committee

Mr. Qiang Li, Mr. Qi Zheng, and Mr. Jin Ma serve on the audit committee, which is chaired by Mr. Jin Ma. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Jin Ma as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Qiang Li, Mr. Qi Zheng, and Mr. Jin Ma serve on the compensation committee, which is chaired by Mr. Jin Ma. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Qiang Li, Mr. Qi Zheng, and Mr. Jin Ma serve on the nomination committee, which is chaired by Mr. Qiang Li. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of Directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Subject to our Articles and the Companies Act (as amended) of the Cayman Islands, the Company may by ordinary resolution of our shareholders elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. Alternatively, the directors may from time to time and at any time appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors (subject to the Company’s compliance with director nomination procedures required under the rules and regulations of any relevant stock exchange, as long as shares are listed on a stock exchange, unless the board of directors resolves to follow any available exceptions or exemptions). Our directors will hold office until the expiration of his or her term or until their successors are elected or appointed. A director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his or her period of office notwithstanding anything in our Articles or in any agreement between the Company and that director (but without prejudice to any claim for damages under any such agreement). In addition, a director will cease to be a director if the director: (i) resigns his or her office by notice in writing delivered to the Company at the Company’s registered office or tendered at a meeting of the board of directors; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his or her office be vacated; (iv) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors; (v) is prohibited by the laws of the Cayman Islands from being a director; or (vi) ceases to be a director by virtue of any provision of any Cayman Islands legislation applying to the Company or is removed from office pursuant to our Articles.

Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 93 persons as of December 31, 2024, who were mostly located in PRC. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 21,173,413 Ordinary Shares issued and outstanding as at the date of this annual report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Number	Approximate Percentage

Officers and Directors:
Yujun Xiao, Chief Executive Officer and Director(1)	18,540,000	87.25%
Yinglai Wang, Director and Chairperson(2)	18,540,000	87.25%
Huiping Zhang, Chief Financial Officer	-	-
Xiaoming Chen, Chief Technology Officer	-	-
Qiang Li	-	-
Qi Zheng	-	-
Jin Ma	-	-
All executive officers and Directors as a group (7 persons)

5% Shareholders:
Army Xiao Holdings Limited(3)	8,438,000	39.71%
Billion Wang Holdings Limited(4)	8,248,000	38.81%
Increase Willpower Limited Partnership(5)	1,854,000	8.73%

(1)	Army Xiao Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yujun Xiao is the sole shareholder and director, holds 8,438,000 Ordinary Shares. In addition, Army Xiao Holdings Limited is the general partner of Increase Willpower Limited Partnership, a limited partnership formed under the laws of the British Virgin Islands. Yujun Xiao is deemed the beneficial owner of the 8,438,000 Ordinary Shares held by Army Xiao Holdings Limited and 1,854,000 Ordinary Shares held by Increase Willpower Limited Partnership. 8,248,000 shares held by Yinglai Wang, Yujun Xiao’s spouse, are included in Mr. Xiao’s beneficial ownership numbers and percentage.

(2)	Billion Wang Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yinglai Wang is the sole shareholder and director, holds 8,248,000 Ordinary Shares. 10,292,000 shares held by Yujun Xiao, Yinglai Wang’s spouse, are included in Ms. Wang’s beneficial ownership numbers and percentage.

(3)	Army Xiao Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yujun Xiao is the sole shareholder and director, holds 8,438,000 Ordinary Shares.

(4)	Billion Wang Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yinglai Wang is the sole shareholder and director, holds 8,248,000 Ordinary Shares.

(5)	Increase Willpower Limited Partnership, a limited partnership formed under the laws of the British Virgin Islands, of which Army Xiao Holdings Limited is the general partner, holds 1,854,000 Ordinary Shares

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2024, 2023 and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under PRC law.

In the ordinary course of business, during the financial years ended December 31, 2024, 2023 and 2022, the Company completed certain transactions, either at cost or current market prices, and on customary commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

Nature of relationships with related parties

(1)    Related party relationships:

Name of Related Party	Relationship to the Company
Mr. Yujun Xiao	CEO of the Company and spouse of Ms. Yinglai Wang
Ms. Yinglai Wang	Chairperson of the Company and spouse of Mr. Yujun Xiao
Anhui Zhongke Shengwei Intelligent Data Co., Ltd (“Anhui Zhongke”)	Mr. Yujun Xiao is the legal representative and holds 9.51% of the shares

(2)    Purchases from related party:

	For the year ended December 31,
	2024	2023	2022

Anhui Zhongke	$676,889	$210,251	$805,679

Our affiliated entity Anhui Zhongke and HUHU China entered into a software purchase agreement, whereby Anhui Zhongke sold factory management and monitoring software to HUHU China. The software was then sold to customers and the purchase price of the software was included in the cost of revenue.

(3)    Due to related parties:

	As of December 31,
	2024	2023
Mr. Yujun Xiao	$246,454	$443,027
Ms. Yinglai Wang	—	425,411
	$246,454	$868,438

Mr. Yujun Xiao and Ms. Yinglai Wang made advances to the Company as working capital to support the Company’s operations. The balances are unsecured, interest-free and due upon demand.

(4)    Guaranty from related parties:

On April 1, 2022, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $434,959 (RMB 3,000,000) with a maturity date on March 28, 2023 at a fixed annual interest rate of 4.35%. After the repayment of $289,973 during fiscal year 2022, the loan balance was $144,986 as of December 31, 2022. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On July 18, 2022, the Company entered into a loan agreement with the Bank of Nanjing to obtain a loan of $413,719 (RMB 3,000,000) for one year with a maturity date on July 17, 2023 at a fixed annual interest rate of 3.70%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was subsequently fully repaid upon maturity.

On October 27, 2022, the Company entered into a loan agreement with the Bank of China to obtain a loan of $551,625 (RMB 4,000,000) with a maturity date on August 13, 2023 at an effective monthly interest rate of 2.8333‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was subsequently fully repaid upon maturity.

On November 9, 2022, the Company entered into a loan agreement with the Bank of China to obtain a loan of $689,532 (RMB 5,000,000) with a maturity date on August 13, 2023 at an effective monthly interest rate of 2.8333‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was subsequently fully repaid upon maturity.

On December 28, 2022, the Company obtained a loan of $144,986 (RMB 1,000,000) from Bank of Jiangsu with a maturity date on December 27, 2023 at a fixed annual interest rate of 5.3505%, pursuant to a loan agreement between the Company and Bank of Jiangsu dated November 9, 2022. Ms. Yinglai Wang, the shareholder of the Company, is a guarantor of the loan. The loan was fully repaid on January 3, 2023.

On March 17, 2023, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $137,906 (RMB 1,000,000) with a maturity date on March 16, 2024 at a fixed annual interest rate of 3.7%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On July 20, 2023, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $275,813 (RMB 2,000,000) with a maturity date on May 09, 2024 at a fixed annual interest rate of 3.7%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid on December 13, 2023.

On June 28, 2023, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $172,508 (JPY 25,000,000) each with a maturity date on December 26, 2023 at a fixed annual interest rate of 2.0%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was subsequently fully repaid upon maturity.

On July 20, 2023, the Company obtained a loan of $137,906 (RMB 1,000,000) from Bank of Jiangsu with a maturity date on September 20, 2023 at a fixed annual interest rate of 5.3505%, pursuant to a loan agreement between the Company and Bank of Jiangsu dated November 9, 2022. Ms. Yinglai Wang, the shareholder of the Company, is a guarantor of the loan. The loan was fully repaid on July 24, 2023.

On July 28, 2023, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $281,694 (RMB 2,000,000) with a maturity date on July 27, 2024 at a fixed annual interest rate of 3.45%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On August 03, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $563,388 (RMB 4,000,000) with a maturity date on June 2, 2024 at a fixed annual interest rate of 3.3%. After the repayment of $211,270 during fiscal year 2023, the loan balance was $352,118 as of December 31, 2023. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On August 11, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $422,541 (RMB 3,000,000) with a maturity date on June 10, 2024 at a fixed annual interest rate of 3.3%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On November 27, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $492,965 (RMB 3,500,000) with a maturity date on June 20, 2024 at a fixed annual interest rate of 3.05%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On March 06, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $140,847 (RMB 1,000,000) with a maturity date on April 06, 2024 at a fixed annual interest rate of 5.1%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On March 19, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on March 18, 2026 at a fixed annual interest rate of 3.6%. After the repayment of $13,700 during fiscal year 2024, the loan balance was $260,299 as of December 31, 2024. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 26, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $412,814 (RMB 3,000,000) with a maturity date on March 25, 2026 at a fixed annual interest rate of 3.6%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid on July 22, 2024.

On April 02, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $140,847 (RMB 1,000,000) with a maturity date on May 02, 2024 at a fixed annual interest rate of 5.1%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On April 16, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $1,235,795 (JPY 174,000,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity.

On April 26, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $353,412 (JPY 5,700,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity.

On April 29, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $136,999 (RMB 1,000,000) with a maturity date on April 28, 2025 at a fixed annual interest rate of 3.7%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On May 30, 2024, the Company entered into a loan agreement with the Bank of China to obtain a loan of $753,497 (RMB 5,500,000) with a maturity date on May 20, 2025 at an effective monthly rate of 2.54167‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On June 6, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $477,416 (JPY 7,700,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity.

On June 27, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $958,996 (RMB 7,000,000) with a maturity date on June 27, 2025 at an effective annual interest rate of 2.98%. After the repayment of $136,999 during fiscal year 2024, the loan balance was $821,997 as of December 31, 2024. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On June 28, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $410,998 (RMB 3,000,000) with a maturity date on June 28, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On October 11, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $136,999 (RMB 1,000,000) with a maturity date on October 11, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On December 26, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on December 25, 2025 at a fixed annual interest rate of 2.00%. Ms. Yinglai Wang, the shareholder of the Company, is a co-borrower of the loan.

On December 30, 2024, the Company entered into a loan agreement with the Bank of Kumamoto to obtain a loan of $1,971,192 (JPY 308,000,000) with a maturity date on March 31, 2025 at a fixed annual interest rate of 1.20%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan.

On November 29, 2024, the Company entered into a loan agreement with the Bank of Higo to obtain a loan of $767,997 (JPY 120,000,000) with a maturity date on January 29, 2025 at a fixed annual interest rate of 1.86%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan.

On March 13, 2025, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $205,499 (RMB 1,500,000) with a maturity date on March 13, 2026 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid on March 20, 2025.

On March 14, 2025, the Company entered into a loan agreement with the Bank of China to obtain a loan of $616,497 (RMB 4,500,000) with a maturity date on July 15, 2025 at an effective monthly rate of 2.00‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 31, 2025, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on March 31, 2026 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry—Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects”.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HUHU.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Objects of Our Company. Under the Amended and Restated Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our Shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. The Amended and Restated Articles of Association provides that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each ordinary share of the Company shall entitle its holder to one (1) vote. Voting at any general meeting of shareholders is generally by poll, except that at a physical meeting, the chairman may decide that a vote be taken by a show of hands. If the chairman has any doubt as to the outcome of a vote on a proposed resolution, he must cause a poll to be taken. If the chairman fails to do so, any shareholder present in person or by proxy who disputes the result as announced by the chairman may immediately demand a poll, and the chairman shall cause a poll to be taken. The result of any poll must be announced at the meeting and recorded in the minutes.

An ordinary resolution to be passed at a meeting by the Shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to Ordinary Shares, a reduction of our share capital and the winding up of our Company. Our Shareholders may, among other things, divide or combine their Ordinary Shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call Shareholders’ annual general meetings. The Amended and Restated Articles of Association provides that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten clear days is required for the convening of our Shareholders’ annual general meeting (if any) and any other general meeting of our Shareholders. A quorum required for any general meeting of Shareholders consists of, at the time when the meeting proceeds to business, two Shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding Ordinary Shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide Shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Articles of Association provide that upon the requisition of any one or more of our Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding Ordinary Shares of our Company entitled to vote at general meetings, our board of Directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Amended and Restated Articles of Association does not provide our Shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such Shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our Shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of Directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two (2) months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of Directors may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our Shareholders in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up, subject to a deduction from those Ordinary Shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our Shareholders in proportion to the par value of the Ordinary Shares held by them.

Calls on Shares and Forfeiture of Ordinary Shares. Our board of Directors may from time to time make calls upon Shareholders for any amounts unpaid on their shares in a notice served to such Shareholders at least 14 days prior to the specified time and place of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. The Amended and Restated Articles of Association authorizes our board of Directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The Amended and Restated Articles of Association also authorizes our board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of Shareholders or our corporate records. However, the Amended and Restated Articles of Association have provisions that provide our Shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information”.

Anti-Takeover Provisions. Some provisions of the Amended and Restated Articles of Association may discourage, delay or prevent a change of control of our company or management that Shareholders may consider favorable, including provisions that:

●	authorizing our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our Shareholders; and

●	limiting the ability of Shareholders to requisition and convene general meetings of Shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under the Amended and Restated Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four (4) months, the offeror may, within a two (2)-month period commencing on the expiration of such four (4)-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Articles of Association allows our Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding Ordinary Shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our board of Directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a Shareholders’ meeting, the Amended and Restated Articles of Association does not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call Shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

See “Item 4. Information on the Company - B. Business Overview-Regulation in PRC - Regulations on Foreign Exchange.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

People’s Republic of China Taxation

Under the PRC EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that HUHUTECH is not a PRC resident enterprise for PRC tax purposes. HUHUTECH is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that HUHUTECH meets all of the conditions above. HUHUTECH is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that HUHUTECH is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the Ordinary Shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of HUHUTECH would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that HUHUTECH is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, HUHUTECH, is not deemed to be a PRC resident enterprise, holders of the Ordinary Shares and Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or Ordinary Shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and Ordinary Shares by investors through a public stock exchange where such shares or Ordinary Shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in the PRC — We face uncertainties with respect to indirect transfers of equity interests in our PRC subsidiaries.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their Ordinary Shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Ordinary Shares for Ordinary Shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

After the restructure that was completed in March 2022, HUHU China is now an indirect subsidiary of the Company. Based upon our current and projected income and assets and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the Ordinary Shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the Ordinary Shares on the Nasdaq Capital Market. Provided that this listing is approved, we believe that the Ordinary Shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. Because the Ordinary Shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to Ordinary Shares that are not represented by Ordinary Shares will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, regardless of whether such shares are represented by the Ordinary Shares, and regardless of whether the Ordinary Shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the Ordinary Shares (see “Taxation — People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Corporate Structure & Organization.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our bank loans. Increased interest rates may have a material impact on our results of operations and financial condition. For the years ended December 31, 2024, 2023 and 2022, the Company recorded bank loan interest expenses of $113,657, $72,197 and $51,985, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of December 31, 2024, we had approximately $5.5 million bank loans. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Foreign Currency Exchange Risk

Since the Company operates primarily in the PRC, the Company’s main functional currency is the Chinese Yuan (“RMB”). HUHU Japan’s functional currency is the Japanese Yen (“JPY”). A majority of our expense transactions are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by subsidiaries in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of RMB relative to U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, a majority of our assets, liabilities, costs and a small portion of our revenues are denominated in RMB. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any   material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-270958), as amended, which was declared effective by the SEC on September 30, 2024, with respect to the Company’s initial public offering completed on October 21, 2024 (the “IPO”).

In the IPO, the Company issued 1,050,000 Ordinary Shares at a price of US$4.00 per share. Craft Capital Management LLC (the “Representative”) was the representative of the underwriters. On November 19, 2024, the Representative exercised its over-allotment option partially to purchase an additional 123,413 Ordinary Shares. The Company received net proceeds of approximately US$3.7 million after deducting underwriting discounts and expenses and $0.4 million in net proceeds from the partial exercise of its over-allotment option, after deducting underwriting discounts and other estimated expenses payable by the Company. As of the date of this annual report, we used US$1.4 million for working capital, paying taxes and expansion and developments of the-Company's business and addition $1.4 million in research and development on our gas supply systems.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Qiang Li, Mr. Qi Zheng, and Mr. Jin Ma, and is chaired by Mr. Qi Zheng. Mr. Qiang Li, Mr. Qi Zheng, and Mr. Jin Ma each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Qi Zheng qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.huhutech.com.cn/corporate-governance.php.

Item 16C. Principal Accountant Fees and Services

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024, 2022 and 2022. Audit services provided by Wei, Wei & Co., LLP for fiscal years ended December 31, 2024, 2023 and 2022 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) – Wei, Wei & Co., LLP	273,818	238,309	356,581
Total	273,818	238,309	356,581

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Nasdaq Listing Rule 5635(c)

In December 2024, the board of directors of the Company adopted the 2024 Equity Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and to protect the confidentiality, integrity, and availability of our data. We have implemented various measures—including testing of software, computer systems, facilities, and procedures—to address cybersecurity threats. We assess risks arising from such threats that could adversely affect our information systems or the information they contain. We also conduct periodic assessments to identify potential cybersecurity threats.

Following these risk assessments, we evaluate whether and how to redesign, implement, and maintain reasonable safeguards to mitigate identified risks and address any gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for employees, in collaboration with the administrative department and management. We remain committed to fostering a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the financial year ended December 31, 2024.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1*	Form of Employment Agreement by and between Executive Officers and the Company
4.2*	Form of Lock-Up Agreement
4.3*	English Translation of Lease Agreement between the Company and Yue Li Leasing Service (Nanjing) Co., Ltd. (No. 13, Jinding Road, Qiaolin Street, Pukou District, Nanjing City, Jiangsu Province, China)
4.4*	English Translation of Lease Agreement between the Company and Li Xun (Room 804, Unit 2, Building 13, Zuoling New City 3rd Community, Gaoxin Avenue, Donghu High-tech Zone, Wuhan City, Hubei Province, China)
4.5*	English Translation of Lease Agreement between the Company and Yan Aiqin (Room 1302, Unit 1, Building 17, Yuquan Community, Zuoling, Donghu New District, Wuhan City, Hubei Province, China)
4.6*	English Translation of Lease Agreement between the Company and Yu Hongfeng (Room 606, Building 27, Lianlian Community, Shushan District, Hefei City, Anhui Province, China)
4.7*	English Translation of Lease Agreement between the Company and Anhui Jingshang Commercial Operation Co., Ltd. (Shop room (1-3 floors) at No. 117, Building 1F, Area F, Jingshang Trade City, Yaohai District, Hefei City, Anhui Province, China)
4.8*	English Translation of Lease Agreement between the Company and Wuxi Tian'an Smart City Technology Industry Development Co., LTD (Office Building 9, Tianan Smart City, Xin'an Street, Xinwu District, Wuxi City, Jiangsu Province, China)
4.9*	English Translation of Lease Agreement between the Company and Fan Ronghua (Room 401, Building 29, Area 5, Xin'an Garden, Xin'an Street, Xinwu District, Wuxi City, Jiangsu Province, China)
4.10*	English Translation of Loan Agreement between the Company and Bank of Communications dated June 28, 2024
4.11*	English Translation of Lease Agreement between the Company and Sakura Real Estate Co., Ltd. (2-13-7, Jigyo-ku, Chuo-ku, Fukuoka shi, Japan)
4.12*	English Translation of Lease Agreement between the Company and Iida Support Co., Ltd. (2-1, Kuwamizu 2-chome, Chuo-ku, Kumamoto-shi, Japan (Room #403))
4.13*	English Translation of Lease Agreement between the Company and Iida Support Co., Ltd. (2-1, Kuwamizu 2-chome, Chuo-ku, Kumamoto-shi, Japan (Room #503))
4.14*	English Translation of Lease Agreement between the Company and Megumi (2-20, Kuwamizu 2-chome, Chuo-ku, Kumamoto-shi, Japan)
4.15*	English Translation of Property Certificate of Tianan Zhihui City property owned by the Company
4.16*	English Translation of Property Purchase Contract between the Company and regarding the purchase of Tiananzhihui City Property

4.17*	English Translation of online working capital loan general agreement between the Company and Bank of Ningbo dated July 28, 2023
4.18*	English Translation of Working Capital Loan Agreement between the Company and Bank of China (Wuxi Branch) dated August 3, 2023
4.19*	English Translation of Working Capital Loan Agreement between the Company and Bank of China (Wuxi Branch) dated August 11, 2023
4.20*	English Translation of Working Capital Loan Agreement between the Company and Bank of China (Wuxi Branch) dated November 27, 2023
4.21*	English Translation of Working Capital Loan Agreement between the Company and Bank of Jiangsu dated March 19, 2024
4.22*	English Translation of Working Capital Loan Agreement between the Company and Bank of Jiangsu dated March 26, 2024
4.23*	English Translation of Loan Agreement between the Company and Bank of Kumamoto dated April 16, 2024
4.24*	English Translation of Agreement between Li Yi System Engineering (Shanghai) Limited and the Company dated September 15, 2020
4.25*	English Translation of Sales Agreement between AUO and the Company dated December 8, 2020
4.26*	English Translation of Installation Agreement between Hefei Lanke and the Company dated April 1, 2021
4.27*	English Translation of Sales Agreement between Shiyuan and the Company dated July 9, 2021
4.28*	English Translation of Project Contract between China Electronics and the Company dated June 8, 2021
4.29*	English Translation of Employment Agreement between the Chief Executive Officer, Yujun Xiao, and the Company
4.30*	English Translation of Employment Agreement between the Chief Financial Officer, Huiping Zhang, and the Company
4.31*	English Translation of Employment Agreement between the Chief Technology Officer, Xiaoming Chen, and the Company
4.32*	English Translation of Software Purchase Agreement between the Company and Anhui Zhongke dated March 8, 2022
4.33*	English Translation of Loan Agreement between the Company and Bank of Kumamoto dated April 26, 2024
4.34*	English Translation of Loan Agreement between the Company and Bank of Ningbo dated April 29, 2024
4.35*	English Translation of Loan Agreement between the Company and Bank of China dated May 30, 2024
4.36*	English Translation of Loan Agreement between the Company and Bank of Kumamoto dated June 6, 2024
4.37*	English Translation of Loan Agreement between the Company and Bank of Communications dated June 27, 2024
4.38	2024 Equity Incentive Plan of HUHUTECH International Group Inc. (incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed with the SEC on December 6, 2024)
4.39	Director Offer Letter by and between HUHUTECH International Group Inc. and Qiang Li (incorporated by reference to Exhibit 10.1 to the report on Form 6-K filed with the SEC on February 28, 2025)
8.1*	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy
12.1	Certification of Principal Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Executive Compensation Recovery Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed as an exhibit to our registration statement on Form F-1 (File No. 333-270958), as amended, initially filed with the SEC on March 30, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUHUTECH International Group Inc.

By:	/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer and Director

Date: April 29, 2025

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

HUHUTECH International Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HUHUTECH International Group Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2022.

Flushing, New York

April 29, 2025

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$3,102,865	$2,739,530
Restricted cash	220,261	107,129
Notes receivable	254,092	—
Accounts receivable, net	9,633,289	8,708,075
Inventories	1,175,241	530,048
Advance to vendors	150,637	64,750
Prepayments and other assets, net	80,137	181,371
TOTAL CURRENT ASSETS	14,616,522	12,330,903

Property, plant and equipment, net	4,978,080	1,528,982
Intangible assets, net	79,985	124,679
Deferred tax assets	326,087	56,931
Deferred offering costs	—	805,889
Right-of-use assets, net	183,815	255,573
TOTAL ASSETS	$20,184,489	$15,102,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term bank loans	$5,273,678	$1,690,165
Notes payable	733,996	103,943
Accounts payable	4,466,933	4,532,958
Due to related parties	246,454	868,438
Advance from customers	1,403,628	943,348
Accrued expenses and other liabilities	732,419	561,439
Taxes payable	356,889	400,071
Operating lease liabilities – current	104,088	107,424
TOTAL CURRENT LIABILITIES	13,318,085	9,207,786
Long term loans	260,299	—
Operating lease liabilities – non-current	80,636	114,374
TOTAL LIABILITIES	13,659,020	9,322,160

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0000025 par value, 20,000,000,000 shares authorized, 21,173,413 and 20,000,000 shares issued and outstanding as of December 31, 2024 and 2023*, respectively	53	50
Additional paid-in capital	4,695,350	1,738,179
Statutory reserves	343,077	343,077
Retained earnings	2,026,786	3,958,029
Accumulated other comprehensive loss	(539,797)	(258,538)
TOTAL SHAREHOLDERS’ EQUITY	6,525,469	5,780,797
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,184,489	$15,102,957

*	Share and per share data are presented on a retroactive basis to reflect the reorganization and the forward split at a ratio of 1-for-4, with effective date of July 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2024	2023	2022

Revenues	$18,149,244	$16,732,688	$11,374,257
Cost of revenues – third parties	10,919,792	11,110,545	7,018,597
Cost of revenues – related party	676,889	210,251	805,679
Total cost of revenues	11,596,681	11,320,796	7,824,276
Gross profit	6,552,563	5,411,892	3,549,981

Operating expenses:
Selling expenses	2,068,278	871,797	391,013
General and administrative expenses	3,162,801	1,036,922	1,033,079
Research and development expenses	2,879,183	1,341,221	1,213,529
Total operating expenses	8,110,262	3,249,940	2,637,621
(Loss) income from operations	(1,557,699)	2,161,952	912,360

Other income (expense):
Interest income	8,691	7,279	4,021
Interest expense	(113,657)	(72,197)	(51,985)
Other income, net	5,821	492,123	99,920
Total other (expense) income, net	(99,145)	427,205	51,956

(Loss) income before income taxes	(1,656,844)	2,589,157	964,316

Provision for income taxes	274,399	255,570	34,307

Net (loss) income	(1,931,243)	2,333,587	930,009

Other comprehensive loss
Foreign currency translation adjustments	(281,259)	(105,029)	(238,627)
Comprehensive (loss) income	$(2,212,502)	$2,228,558	$691,382

(Loss) earnings per share*
Basic and diluted	$(0.10)	$0.47	$0.19

Weighted average number of shares outstanding*
Basic and diluted	20,208,803	20,000,000	20,000,000

*	Share and per share data are presented on a retroactive basis to reflect the reorganization and the forward split at a ratio of 1-for-4, with effective date of July 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive income	Total shareholders’
	Shares*	Amount	capital	reserves	earnings	(loss)	equity
Balance at December 31, 2021	20,000,000	$50	$1,738,179	$99,850	$937,660	$85,118	$2,860,857
Net income					930,009
Statutory reserves appropriation				104,754	(104,754)
Foreign currency translation adjustments						(238,627)	(238,627)
Balance at December 31, 2022	20,000,000	50	1,738,179	204,604	1,762,915	(153,509)	3,552,239
Net income	—	—	—	—	2,333,587	—	2,333,587
Statutory reserves appropriation	—	—	—	138,473	(138,473)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(105,029)	(105,029)
Balance at December 31, 2023	20,000,000	50	1,738,179	343,077	3,958,029	(258,538)	5,780,797
Shares issued in initial public offering	1,173,413	3	2,957,171	—	—	—	2,957,174
Net loss	—	—	—	—	(1,931,243)	—	(1,931,243)
Foreign currency translation adjustments	—	—	—	—	—	(281,259)	(281,259)
Balance at December 31, 2024	21,173,413	$53	$4,695,350	$343,077	$2,026,786	$(539,797)	$6,525,469

*	Share and per share data are presented on a retroactive basis to reflect the reorganization and the forward split at a ratio of 1-for-4, with effective date of July 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(1,931,243)	$2,333,587	$930,009
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	326,471	214,106	138,572
Provision for (recovery of) credit losses	1,900	25,335	(52,229)
Deferred tax (benefits) expense	(274,609)	11,950	33,739
Amortization of operating lease right-of-use assets	62,062	53,307	19,643
Changes in operating assets and liabilities:
Accounts receivable	(1,179,061)	(2,817,167)	(1,370,494)
Notes receivable	(257,751)	—	—
Inventories	(669,170)	851,308	(979,451)
Prepayments and other assets	97,665	50,862	(171,856)
Advance to vendors	(88,917)	(5,119)	28,844
Accounts payable	52,879	1,603,497	674,460
Accrued expenses and other liabilities	188,280	115,482	60,707
Advance from customers	493,048	446,802	485,270
Taxes payable	(40,645)	246,100	82,890
Due from related parties	250,495	—	—
Operating leases liabilities	(66,909)	(81,121)	(19,643)
Net cash (used in) provided by operating activities	(3,035,505)	3,048,929	(139,539)

Cash flows from investing activities:
Additions to property, plant, and equipment	(3,825,547)	(1,205,784)	(95,448)
Acquisition of intangible asset	—	(2,469)	—
Net cash used in investing activities	(3,825,547)	(1,208,253)	(95,448)

Cash flows from financing activities:
Payments to related parties	(868,438)	—	(65,358)
Advances from related parties	—	325,642	—
Proceeds from initial public offering	4,117,955	—	—
Proceeds from (repayments of) proceeds from bank acceptance notes payable, net	642,004	(389,894)	426,965
Proceeds from short-term bank loans	7,905,066	3,135,195	5,079,409
Repayment of short-term bank loans	(4,223,122)	(3,417,645)	(3,952,709)
Proceeds from long-term bank loans	694,859	—	—
Repayment of long-term bank loans	(430,813)	—	—
Payment of offering costs	(382,333)	(247,874)	(171,023)
Net cash provided by (used in) provided by financing activities	7,455,178	(594,576)	1,317,284

Effect of exchange rate changes on cash and restricted cash	(117,659)	(88,057)	(5,196)
Net increase in cash and restricted cash	476,467	1,158,043	1,077,101
Cash and restricted cash, beginning of year	2,846,659	1,688,616	611,515
Cash and restricted cash, end of year	$3,323,126	$2,846,659	$1,688,616

Reconciliation of cash and restricted cash, end of year
Cash	$3,102,865	$2,739,530	$1,361,728
Restricted cash	220,261	107,129	326,888
Cash and restricted cash, end of year	$3,323,126	$2,846,659	$1,688,616

Supplemental cash flow disclosures:
Cash paid for income tax	$97,101	$68,649	$31,015
Cash paid for interest	$36,403	$68,255	$51,985

Non-cash activities:
Right-of-use assets obtained in exchange for operating lease obligations	$79,591	$323,290	$7,372
Reclassification of deferred offering costs	$1,160,781	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

HUHUTECH International Group Inc. (“HUHUTECH” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 8, 2021. HUHUTECH, through its wholly-owned subsidiaries is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the People’s Republic of China (“China” or “PRC”) and Japan.

Reorganization

A Reorganization of the legal structure was completed on January 14, 2022. The Reorganization involved the incorporations of HUHUTECH International Group Inc., a Cayman Islands holding company; HUHUTECH (HK) Limited (“HUHU HK”), a holding company established in Hong Kong, PRC; Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”), a company established in the PRC; and the transfer of Jiangsu Huhu Electromechanical Technology Co., Ltd (“HUHU China”), a company established in the PRC, to WFOE.

Before and after the Reorganization, the Company, together with its subsidiaries, are effectively controlled by the same shareholder, who is the Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors of the Company, therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Details of the subsidiaries of the Company as of December 31, 2024 are set out below:

Name of Entity	Date of Incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
HUHUTECH (HK) Limited (“HUHU HK”)	July 28, 2021	Hong Kong, PRC	100% by HUHU	Investment holding
Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”)	December 10, 2021	PRC	100% by HUHU HK	Investment holding
Jiangsu Huhu Electromechanical Technology Co., Ltd. (“HUHU China”)	August 20, 2015	PRC	100% by WFOE	System integration and engineering services
Huhu Technology Co., Ltd. (“HUHU Japan”)	April 25, 2022	JAPAN	100% by HUHU	System integration and engineering services

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of HUHUTECH International Group Inc. and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for credit losses, allowance for inventories obsolescence and revenue recognition. Actual results could differ from those estimates.

Cash

Cash comprises cash at banks and on hand. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank The Company had $1,211,701 in bank accounts in Japan as of December 31, 2024. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank.

Restricted cash

Restricted cash consists of cash and cash equivalents which are used as collateral to secure note payable and used as guarantee deposit to secure the performance guarantee bank acceptance. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50% to 100% of the amount is required to be deposited at the bank as security for the notes payable. Guarantee deposit is the deposit in bank to secure the performance guarantee bank acceptance issued by the bank. The performance guarantee bank acceptance is required by the Company’s customer for certain project as a guarantee to fulfill the contract. The security deposit for notes payable amounted to $220,261 as of December 31, 2024. The security deposit for notes payable and performance guarantee bank acceptance amounted to $96,125 and $11,004, respectively, as of December 31, 2023. The Company earns interest at a variable rate per month on this restricted cash balance.

Notes receivable

Notes receivable are primarily bank acceptance notes. The Company’s accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Company’s accounts receivable from the customer is derecognized. The notes receivable amounted to $254,092 and $ nil respectively, as of December 31, 2024 and 2023, respectively. The Company reviews its notes receivable on a regular basis to determine if any allowance is necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. The allowance for credit losses of notes receivable has been nil.

Accounts receivable, net

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $367,577 and $375,975 as of December 31, 2024 and 2023, respectively.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories

Inventories are materials stated at the lower of cost or net realizable value. Costs include purchase price and related shipping costs. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as an inventory valuation allowance. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. As of December 31, 2024 and 2023, the inventory valuation allowance was nil.

Advances to vendors

Advance to vendors consists of balances paid to suppliers for technical services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company determines the adequacy of the allowance by evaluating all available information, and then records specific allowances for those advances based on the available facts and circumstances. As of December 31, 2024 and 2023, the allowance for uncollectible advances to vendors was nil.

Prepayments and other assets, net

Prepayments and other assets primarily consist of prepaid rents, expenses and deposit, which are presented net of allowance for credit losses. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Prepayment and other assets are written off against the allowances only after exhaustive collection efforts. The allowance for uncollectible balances amounted to $3,468 and $3,565 as of December 31, 2024 and 2023, respectively.

Property, plant and equipment, net

Land is recorded at cost. Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office equipment	3 – 5 years
Transportation equipment	4 years
Building	20 years
Leasehold improvement	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets consist primarily of the Type Class A license in construction and computer software. Type Class A license in construction is valid for five years and subject to renewal. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

License	5 years
Computer software	3 – 5 years

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2024, 2023 and 2022, respectively.

Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s planned initial public offering (“IPO”). These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized, including fees incurred by the independent registered public accounting firm directly related to the offering. The deferred offering costs was offset against the IPO proceeds and reclassified to additional paid-in capital upon completion of the IPO.

Notes payable

Notes payable are bank acceptance notes issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period of within 12 months. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity date. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions as restricted cash amounts of 50% to 100% of the balances of the bank acceptance notes. As of December 31, 2024, the Company deposited a total of $220,261 (RMB1,607,754) as collateral to secure and issue fifteen bank acceptance notes of $733,996 (RMB5,357,655) to its vendors with maturity period of six months. As of March 05, 2025, bank acceptance notes of $450,019 (RMB3,284,826) were fully paid upon maturity and the restricted deposit was also released upon the payment. As of December 31, 2023, the Company deposited a total of $96,125 (RMB 682,476) as collateral to secure and issue eight bank acceptance notes of $ 103,943 (RMB737,988) to its vendors with maturity period of six months. As of April 16, 2024, bank acceptance notes of $103,943 (RMB737,988) were fully paid upon maturity and the restricted deposit was also released upon the payment.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

U.S. GAAP requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, notes receivable, accounts receivable, advances to vendors, prepayments and other assets, accounts payable, accrued expenses and other liabilities, advances from customers, notes payable, due to or from related parties and bank loans, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the short-term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company accounts for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with FASB ASC 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues primarily from three sources: (1) system integration projects; (2) product sales; (3) engineering consulting services. All of the Company’s contracts with customers do not contain cancellable and refund-type provisions.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. These contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on the customers’ specific needs which requires significant customization. Upon delivery of the services and equipment, customer acceptance is generally required. In the same contract, the Company is required to provide a warranty period for one to two years (“warranty period”) after the customized project is delivered with a 3% – 10% holdback of the total contract price (“contract holdback”) which is to be paid after the end of warranty period. The Company determined the warranty clause included in the contractual term is directly related to the quality of the Company’s integration projects and there are no specific tasks to be performed during the warranty period, and therefore, consider it an assurance-type warranty. The warranty is not considered a separate performance obligation and no revenue is associated with these services under ASC 606. Thus, the Company identifies a single performance obligation for the system integration projects, which includes a series of integrated services of project planning, system coding, installation of hardware and equipment, and configuration. Because of the nature of the projects, and the contract owners perform inspection during the project and prior to acceptance, the Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The contract holdback is recognized as revenue after the warranty period has expired. The warranty holdback amounted to $624,633 and $384,837 as of December 31, 2024 and 2023, respectively. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts monthly reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

Revenue from product sales

The Company generates revenue primarily through the sale and delivery of promised goods to customers and recognizes revenue when control is transferred to customers, which typically occurs upon customer acceptance, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). The Company’s contracts with customers are primarily on a fixed-price basis and do not contain cancellable and refund-type provisions. The Company generally provides a one-year warranty against defects in materials related to the sale of products. The Company considerers the warranty as an assurance type warranty since the warranty provides the customer the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The determination of the Company’s warranty accrual is based on actual historical experience with the product, estimates of repair and replacement costs and any product warranty problems that are identified after shipment. The Company estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. Expenses related to these types of services are recognized as incurred.

Contract balances

Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable, net of allowance for credit losses were $9,633,289 and $8,708,075 as of December 31, 2024 and 2023, respectively. Unearned revenues consist of payments received from customers related to unsatisfied performance obligations at the end of the period, and included in advance from customers in the Company’s consolidated balance sheets with the balance of $1,403,628 and $943,348 as of December 31, 2024 and 2023, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved. There is no significant financing component in the Company’s revenue arrangement because the Company’s expected length of time between the payment and when the Company transfers the promised services is less than 12 months. For the portion of security deposit with more than 12 months is measured at present value at the reporting date by its primary borrowing rate. The impact of discounted interest expenses is not material for the years ended December 31, 2024 and 2023.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenues

For the years ended December 31, 2024, 2023 and 2022, the disaggregation of revenues by major revenue stream is as follows:

	For the years ended December 31,
	2024	2023	2022
System integration projects	$16,586,039	$16,254,922	$11,344,086
Product sales	1,202,206	273,054	—
Engineering consulting services	360,999	204,712	30,171
Total	$18,149,244	$16,732,688	$11,374,257

Revenue by geographic area

The following table presents revenue by geographic location for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
PRC	$8,237,285	$11,056,162	$11,345,810
Japan	9,911,959	5,676,526	28,447
Total revenues	$18,149,244	$16,732,688	$11,374,257

Research and development costs

Research and development activities are directed toward the development of cleaning control system, ultrapure water control system, gas detection system, and temperature automatic control system used in the semiconductor manufacturing process. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Operating leases

The Company has lease contracts for manufacturing facilities and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and all conditions attached to the grants are fulfilled. For the years ended December 31, 2024, 2023 and 2022, the Company received $20,846, $486,562 and $119,346 of government grants for various research programs. The benefit of these government grants, net of taxes, on net income per share (basic and diluted) was $nil, $0.02 and $0.01 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, HUHU HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. HUHU China was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2022. The certificate is valid until December 2025

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The impact of the tax treatment noted above decreased PRC taxes by nil, $140,305, and $109,750 for the years ended December 31, 2024,2023 and 2022, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was nil, $0.03 and $0.02 for the years ended December 31, 2024, 2023 and 2022, respectively.

Japan

Under Japanese tax laws, HUHU Japan is subject to a statutory income tax rate at 20% on income that is generated in Japan and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Japan on remittance of dividends.

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended December 31, 2024, 2023 and 2022, respectively. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares. For the years ended December 31, 2024, 2023 and 2022, (loss) earnings per share amounted to $(0.10), $0.47 and $0.19, respectively.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s main functional currency is the Chinese Yuan (“RMB”). HUHU Japan’s functional currency is the Japanese Yen (“JPY”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Period End RMB: USD exchange rate	7.2993	7.0999	6.8972
Period Average RMB: USD exchange rate	7.1957	7.0809	6.7290
Period End JPY: USD exchange rate	157.37	140.80	131.81
Period Average JPY: USD exchange rate	151.46	140.82	131.46

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of foreign currency translation adjustments resulting from the Company not using US$ as its functional currency.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China and Japan as a single segment. The Company’s long-lived assets are substantially all located in the PRC and Japan and substantially all the Company’s revenues are derived from the PRC and Japan.

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2024 and 2023, the aggregate amount of cash of $1,851,830 and $1,240,178 respectively, was held at major financial institutions in PRC. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts that was not covered by FSD were $1,286,504 and $1,485,064 as of December 31, 2024 and 2023, respectively. The Company had $1,211,701 in bank accounts in Japan. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank. As a result, the amounts not covered by Deposit Insurance Act were $1,147,701 and $1,086,796 as of December 31, 2024 and 2023, respectively. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Significant customers

For the year ended December 31, 2024, three customers accounted for 28.7%, 14.9% and 10.7% of total revenues, respectively. For the year ended December 31, 2023, one customer accounted for 22.6% of total revenues. For the year ended December 31, 2022, four customers accounted for 24.4%, 12.7%, 11.5% and 10.0% of total revenues, respectively. As of December 31, 2024, four customers accounted for 13.8%, 12.2%, 11.1% and 10.0% of total accounts receivable, respectively. As of December 31, 2023, three customers accounted for 16.0%, 13.62% and 11.2% of total accounts receivable, respectively.

(c)	Significant suppliers

For the year ended December 31, 2024, one supplier accounted for approximately 12.0% of total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 14.5% 14.0% and 11.5% of total purchases, For the year ended December 31, 2022, one supplier accounted for approximately 13.8% of total purchases. respectively. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively. As of December 31, 2023, two suppliers accounted for approximately 33.0% and 10.8% of total accounts payable, respectively.

(d)	Foreign currency risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollars would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollars against RMB would have a negative effect on the U.S. dollar amount available to the Company.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. The Company adopted ASU 2023-07 as of January 1, 2024. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	December 31, 2024	December 31, 2023
Accounts receivable from third-party customers	$10,000,866	$9,084,050
Less: allowance for credit losses	(367,577)	(375,975)
Account receivable, net	$9,633,289	$8,708,075

	December 31, 2024	December 31, 2023
Accounts receivable from non-state-owned customers	$7,401,526	$6,876,994
Accounts receivable from state-owned customers	2,599,340	2,207,056
Less: allowance for credit losses	(367,577)	(375,975)
Account receivable, net	$9,633,289	$8,708,075

Allowance for credit losses movement is as follows:

	December 31, 2024	December 31, 2023
Beginning balance	$375,975	$361,014
Provision	1,900	25,335
Foreign currency translation adjustments	(10,298)	(10,374)
Ending balance	$367,577	$375,975

Approximately $3.3 million or 33.0% of the account receivable balance as of December 31, 2024 has been collected as of March 31, 2025.

NOTE 4 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets consisted of the following:

	December 31, 2024	December 31, 2023
Prepaid rents	$18,000	$13,893
Deposits	27,906	99,104
Prepaid expense	37,699	71,939
Less: allowance for uncollectible balances	(3,468)	(3,565)
Prepayments and other current assets; net	$80,137	$181,371

Allowance for credit losses movement is as follows:

	December 31, 2024	December 31, 2023
Beginning balance	$3,565	$3,670
Foreign currency translation adjustments	(97)	(105)
Ending balance	$3,468	$3,565

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31, 2024	December 31, 2023
Building	$481,664	$484,006
Office equipment	385,168	221,840
Transportation equipment	491,370	330,793
Land	698,894	823,540
Leasehold improvement	211,487	—
Construction in progress	3,387,585	77,677
Subtotal	5,656,168	1,937,856
Less: accumulated depreciation	(678,088)	(408,874)
Property and equipment, net	$4,978,080	$1,528,982

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 amounted to $284,421, $172,152 and $92,825, respectively. Construction in progress represents the new office building under construction for HUHU Japan, the Company estimates to complete the construction by April 30, 2025.

NOTE 6 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization.

	December 31, 2024	December 31, 2023
License	$214,422	$220,444
Computer software	2,560	2,462
Less: accumulated amortization	(136,997)	(98,227)
Intangible assets, net	$79,985	$124,679

Amortization expenses were $42,050, $41,954 and $45,747 for the years ended December 31, 2024, 2023 and 2022, respectively.

The estimated future amortization expenses are as follows:

Years ending December 31,	Estimated Amortization Expense
2025	$41,159
2026	38,310
2027	516
Total	$79,985

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company adopts Topic 842 using a modified retrospective transition method. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense amounted to $67,142 for the year ended December 31, 2024, which included $5,080 interest and $62,062 amortization expenses of ROU assets. Total lease expense amounted to $57,499 for the year ended December 31, 2023, which included $4,192 interest and $53,307 amortization expenses of ROU assets. Total lease expense amounted to $19,643 for the year ended December 31, 2022, which included $1,978 interest and $17,664 amortization expenses of ROU assets. Total cash paid for operating leases amounted to $116,298, $120,617 and $54,624 for the years ended December 31, 2024, 2023 and 2022.

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2024	December 31, 2023
Right-of-use assets, net	$183,815	$255,573
Operating lease liabilities – current	$104,088	$107,424
Operating lease liabilities – non-current	80,636	114,374
Total operating lease liabilities	$184,724	$221,798

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2
Weighted average discount rate	3.9%

The following is a schedule of maturities of lease liabilities as of December 31, 2024:

Years ending December 31,
2025	$109,299
2026	82,362
Total future minimum lease payments	191,661
Less: imputed interest	6,937
Total	$184,724

NOTE 8 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Payroll payable	$496,766	$469,384
Rent payable	81,178	37,424
Equipment payable	38,105	13,335
Other payables	116,370	41,296
Total	$732,419	$561,439

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LOANS

Bank loans consisted of the following:

	December 31, 2024	December 31, 2023
Bank of Jiangsu
Interest rate of 3.7%, from March 17, 2023 to March 16, 2024	$—	$140,847
Interest rate of 3.6%, from March 19, 2024 to March 18, 2026	260,299	—
Bank of Ningbo
Interest rate of 3.45%, from July 28, 2023 to July 27, 2024		281,694
Interest rate of 3.7%, from April 29, 2024 to April 28, 2025	136,999	—
Interest rate of 2.0%, from December 26, 2024 to December 25, 2025	273,999	—
Bank of Communications
Interest rate of 2.98%, from June 27, 2024 to June 27, 2025	821,997	—
Interest rate of 2.98%, from June 28, 2024 to June 28, 2025	410,998	—
Interest rate of 2.98%, from October 11, 2024 to October 11, 2025	136,999	—
Bank of China
Interest rate of 3.30%, from August 3, 2023 to June 2, 2024	—	352,118
Interest rate of 3.30%, from August 11, 2023 to June 10, 2024	—	422,541
Interest rate of 3.05%, from November 27, 2023 to June 20, 2024	—	492,965
Interest rate of 2.54167‰, from May 30, 2024 to May 20, 2025	753,497
The Kumamoto Bank
Interest rate of 1.20%, from December 30, 2024 to March 31, 2025	1,971,192	—
The Higo Bank Ltd.
Interest rate of 1.86%, from November 29, 2024 to January 29, 2025	767,997	—
Total	$5,533,977	$1,690,165

On March 17, 2023, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $140,847 (RMB 1,000,000) with a maturity date on March 16, 2024 at a fixed annual interest rate of 3.70%. Ms. Yinglai Wang, the shareholder of the Company, is a co-borrower of the loan. The loan was fully repaid upon maturity.

On March 19, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on March 18, 2026 at a fixed annual interest rate of 3.6%. After the repayment of $13,700 during fiscal year 2024, the loan balance was $260,299 as of December 31, 2024. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 26, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $412,814 (RMB 3,000,000) with a maturity date on March 25, 2026 at a fixed annual interest rate of 3.6%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid on July 22, 2024.

On July 28, 2023, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $281,694 (RMB 2,000,000) with a maturity date on July 27, 2024 at a fixed annual interest rate of 3.45%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On April 29, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $136,999 (RMB 1,000,000) with a maturity date on April 28, 2025 at a fixed annual interest rate of 3.7%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On December 26, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on December 25, 2025 at a fixed annual interest rate of 2.00%. Ms. Yinglai Wang, the shareholder of the Company, is a co-borrower of the loan.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LOANS (cont.)

On June 27, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $958,996 (RMB 7,000,000) with a maturity date on June 27, 2025 at a fixed annual interest rate of 2.98%. After the repayment of $136,999 during fiscal year 2024, the loan balance was $821,997 as of December 31, 2024. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On June 28, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $410,998 (RMB 3,000,000) with a maturity date on June 28, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On October 11, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $136,999 (RMB 1,000,000) with a maturity date on October 11, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On August 03, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $563,388 (RMB 4,000,000) with a maturity date on June 2, 2024 at a fixed annual interest rate of 3.3%. After the repayment of $211,270 during fiscal year 2023, the loan balance was $352,118 as of December 31, 2023. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On August 11, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $422,541 (RMB 3,000,000) with a maturity date on June 10, 2024 at a fixed annual interest rate of 3.3%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On November 27, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $492,965 (RMB 3,500,000) with a maturity date on June 20, 2024 at a fixed annual interest rate of 3.05%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.The loan was fully repaid upon maturity.

On May 30, 2024, the Company entered into a loan agreement with the Bank of China to obtain a loan of $753,497 (RMB 5,500,000) with a maturity date on May 20, 2025 at an effective monthly rate of 2.54167‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On April 16, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $1,235,795 (JPY 174,000,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity. The loan was fully repaid upon maturity.

On April 26, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $353,412 (JPY 5,700,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity. The loan was fully repaid upon maturity.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LOANS (cont.)

On June 6, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $477,416 (JPY 7,700,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity. The loan was fully repaid upon maturity.

On December 30, 2024, the Company entered into a loan agreement with the Bank of Kumamoto to obtain a loan of $1,971,192 (JPY 308,000,000) with a maturity date on March 31, 2025 at a fixed annual interest rate of 1.20%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan.

On November 29, 2024, the Company entered into a loan agreement with the Bank of Higo to obtain a loan of $767,997 (JPY 120,000,000) with a maturity date on January 29, 2025 at a fixed annual interest rate of 1.86%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded bank loan interest expenses of $113,657, $72,197 and $51,985, respectively.

NOTE 10 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related party balances as of December 31, 2024 and 2023 and transactions for the years ended December 31, 2024 and 2023 are as follows:

(1)	Related party relationships:

Name of Related Party	Relationship to the Company
Mr. Yujun Xiao	CEO of the Company and spouse of Ms. Yinglai Wang
Ms. Yinglai Wang	Chairperson of the Company and spouse of Mr. Yujun Xiao
Anhui Zhongke Shengwei Intelligent Data Co., Ltd (“Anhui Zhongke”)	Mr. Yujun Xiao is the legal representative and holds 9.51% of the shares

(2)	Purchases from related party:

	For the year ended December 31,
	2024	2023	2022

Anhui Zhongke	$676,889	$210,251	$805,679

Our affiliated entity Anhui Zhongke and HUHU China entered into a software purchase agreement, whereby Anhui Zhongke sold factory management and monitoring software to HUHU China. The purchase price of the software is $676,889, $210,251 and $805,679 for the years ended December 31, 2024, 2023 and 2022, respectively. The software was then sold to customers and the purchase price of the software was included in cost of revenue.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(3)	Due to related parties:

	As of December 31,
	2024	2023
Mr. Yujun Xiao	$246,454	$443,027
Ms. Yinglai Wang	—	425,411
	$246,454	$868,438

Mr. Yujun Xiao and Ms. Yinglai Wang made advances to the Company as working capital to support the Company’s operations. The balances are unsecured, interest-free and due upon demand.

NOTE 11 — TAXES

Corporate Income Taxes (“CIT”)

The income before taxes by geographic area is as follows:

	For the year ended December 31,
	2024	2023	2022
(Loss) income before taxes:
China	$(773,090)	$1,403,006	$1,097,501
Japan	2,705,967	1,186,251	(82,873)
Cayman	(3,589,721)	(100)	(50,312)
Total (loss) income before taxes	$(1,656,844)	$2,589,157	$964,316

The components of the income tax provision are as follows:

	For the year ended December 31,
	2024	2023	2022

Current income tax expense	$549,008	$243,620	$568
Deferred income tax expense	(274,609)	11,950	33,739
Total provision for income taxes	$274,399	$255,570	$34,307

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the year ended December 31,
	2024	2023	2022
PRC statutory tax rate	$25.0%	$25.0%	$25.0%
Effect of different tax jurisdiction	(45.8)%	(2.3)%	2.8%
Effect of PRC preferential tax rate	-%	(5.4)%	(11.4)%
Research and development (“R&D”) tax credit	-%	(13.0)%	(18.9)%
Non-deductible items*	4.2%	5.6%	6.1%
Effective tax rate	$(16.6)%	$9.9%	$3.6%

*	Non-deductible items represent excess expenses and losses not deductible for PRC tax purpose.

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Allowance for credit losses	$51,763	$56,931
Net operating losses	274,324	—
Total deferred tax assets	$326,087	$56,931

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at December 31, 2024 and 2023.

Taxes payable

Taxes payable consist of the following:

	December 31, 2024	December 31, 2023
Income tax payable	$111,313	$151,948
VAT payable	242,826	245,175
Other taxes payable	2,750	2,948
Total taxes payable	$356,889	$400,071

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was authorized to issue 5,000,000,000 Ordinary Shares with a par value of $0.00001 each. On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. The Company believes that the share information should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. As of December 31, 2024 and 2023, 21,173,413 and 20,000,000 Ordinary Shares are issued and outstanding, respectively.

The Company believes that the share information should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Capital contributions

HUHU China was incorporated under the laws of the People’s Republic of China with a total registered capital of approximately $3.27 million (RMB 21,575,000). As of December 31, 2019, the Company received total capital contributions of approximately $1.16 million (RMB 8,000,000). During the years ended December 31, 2020 and 2021, the Company received capital contributions of $113,636 (RMB 790,000) and $461,041 (RMB 3,000,000), respectively. As of the date of this report, pursuant to the articles of incorporation of HUHU China, the remaining capital investment of approximately $1.54 million (RMB 9,785,000) shall be contributed in full before December 31, 2049.

Initial Public Offering

On October 23, 2024, the Company closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares priced at $4.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $2.4 million.

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 157,500 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”). On November 19, 2024, the Representative exercised the Over-Allotment Option partially to purchase an additional 123,413 Ordinary Shares. The Company received approximately $432,000 in net proceeds from the partial exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on November 21, 2024 (the “Over-Allotment Closing”). Total net proceeds from the IPO and the overallotment were approximately $2.9 million.

Underwriter’s Warrants

In connection with closing of the IPO on October 23, 2024, the Company granted to the underwriter or its designated affiliates share purchase warrants (“Underwriter’s Warrants”) to purchase a number of Ordinary Shares equal to 52,500 Ordinary Shares sold in the IPO. Such warrants shall have an exercise price equal to 125% of the offering price of the Ordinary Shares sold in the IPO. The Underwriter Warrants will be exercisable during the four and half year period commencing six months from the commencement date of sales in the offering. The Company determined the Underwriter’s Warrants issued in connection with IPO was classified as equity, because they are indexed to its own shares and meet the requirements for the equity classification.

Equity Incentive Plan

On November 28, 2024, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which allowed for issuance of up to 2,000,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company. As of the date of the filing, nil shares were issued under the 2024 Equity Incentive Plan.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY (cont.)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profits to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires an annual appropriation of 10% of after-tax profits each year-end until the balance reaches 50% of a PRC company’s registered capital. The development reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $343,077 and $343,077 as of December 31, 2024 and 2023, respectively.

Because the Company’s operating subsidiaries in the PRC can only pay distributions out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $5,038,427 and $2,081,256 as of December 31, 2024 and 2023, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024 and 2023, the Company has no outstanding litigation.

Note 14 — SEGMENT INFORMATION

The Company uses the “management approach” in determining its operating segments. The management approach considers the internal organization and reporting used by the Group’s Chief Operating Decision Maker (“CODM”) for making strategic decisions, assessing performance, and allocating resources. The Company’s CODM has been identified as the Chief Executive Officer of the Group. The Company determined it operates as one consolidated segment and therefore has one reportable segment.

As a single reportable segment entity, the GAAP measure utilized by the CODM to assess performance and allocate resources is the Group’s consolidated statement of Income (loss). Significant expenses include selling expenses, general and administrative expenses and research and development, which are each separately presented on the Company’s Statements of Income. Other segment items within net income include interest expense.

The following table presents revenue by geographic location for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
PRC	$8,237,285	$11,056,162	$11,345,810
Japan	9,911,959	5,676,526	28,447
Total revenues	$18,149,244	$16,732,688	$11,374,257

NOTE 15 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this registration statement and determined that there have been no events that have occurred that would require adjustments to or disclosure in the consolidated financial statements except for the following:

Bank loans

On March 13, 2025, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $205,499 (RMB 1,500,000) with a maturity date on March 13, 2026 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid on March 20, 2025.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
SCHEDULE I — PARENT COMPANY FINANCIAL INFORMATION

On March 14, 2025, the Company entered into a loan agreement with the Bank of China to obtain a loan of $616,497 (RMB 4,500,000) with a maturity date on July 15, 2025 at an effective monthly rate of 2.00‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 31, 2025, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on March 31, 2026 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Group records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investments in subsidiaries’’ and the subsidiaries’ gain as ‘‘Equity in gain of subsidiaries’’ on the Condensed Statements of Comprehensive Income.

For the period from July 8, 2021 (the date of incorporation of the parent company) to December 31, 2024 there were no material contingencies, significant provisions of long-term obligations, guarantees of the parent company.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
SCHEDULE I — PARENT COMPANY FINANCIAL INFORMATION

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Cash	$3,235	$—
Investment in subsidiaries, net	1,856,796	3,697,532
TOTAL ASSETS	$1,860,031	$3,697,532

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Due to related party	$425,412	$50,411
TOTAL LIABILITIES	425,412	50,411

EQUITY:
Share capital	50	50
Additional paid in capital	(50)	(50)
Retained earnings	2,024,968	3,956,211
Accumulated other comprehensive loss	(590,349)	(309,090)
TOTAL SHAREHOLDERS’ EQUITY	1,434,619	3,647,121
TOTAL LIABILITIES AND EQUITY	$1,860,031	$3,697,532

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended December 31, 2024	For the year ended December 31, 2023
G&A expenses	$(3,589,720)	$(100)
Equity in earnings of subsidiaries	1,658,477	2,333,687
NET (LOSS) INCOME	(1,931,243)	2,333,587
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(281,259)	(105,029)
COMPREHENSIVE (LOSS) INCOME	$(2,212,502)	$2,228,558

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
SCHEDULE I — PARENT COMPANY FINANCIAL INFORMATION

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2024	For the year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,931,243)	$2,333,587
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(1,658,477)	(2,333,687)
NET CASH USED IN OPERATING ACTIVITIES	(3,589,720)	(100)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shares issued in initial public offering	4,117,955	—
Payments to related party	—	(89)
Due from related party	(525,000)	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,592,955	(89)
CHANGES IN CASH	3,235	(189)
CASH AT THE BEGINNING OF YEAR	—	189
CASH END OF YEAR	$3,235	$—