Form 20-F
period 2025-12-31
HUHUTECH International Group Inc.
filed 2026-04-28
CIK 1945415

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,103,749 ordinary shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Articles”, “articles of association” or “memorandum and articles of association” are to the amended and restated memorandum and articles of the Company adopted pursuant to a special resolution of the shareholders dated July 15, 2024, as amended and/or amended and restated from time to time;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“HUHUTECH” are to HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares;

●	“HUHU China” are to Jiangsu Huhu Electromechanical Technology Co., Ltd., a PRC incorporated limited liability company. HUHU China is a wholly owned subsidiary of WFOE;

●	“HUHU Deutschland” are to Huhu Technologies Deutschland GmbH, a German company and a wholly-owned subsidiary of HUHUTECH;

●	“HUHU HK” are to HUHUTECH (HK) Limited, a Hong Kong company, limited by shares, which is a wholly-owned subsidiary of HUHUTECH;

●	“HUHU Japan” are to HUHU Technology Co., Ltd., a Japanese limited company and a wholly owned subsidiary of HUHUTECH;

●	“HUHU Singapore” are to Huhu Technology Singapore Pte. Ltd, a Singapore company, which is a wholly-owned subsidiary of HUHUTECH;

●	“HUHU USA” are to Aspirational Technology Co. (“HUHU USA”): A company duly incorporated in the state of Arizona, and a wholly-owned subsidiary of HUHUTECH;

●	“Operating Subsidiaries” refers collectively to HUHU China, HUHU HK, HUHU Japan, WFOE, HUHU Deutschland, HUHU Singapore and HUHU USA, and each, individually, an “Operating Subsidiary”;

●	“Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0000025 per share;

●	“U.S. dollars,” “$,” and “USD” are to the legal currency of the United States;

●	“WFOE” are to Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of HUHU HK; and

●	“we,” “us,” “our,” “our company,” or “the Company” are to HUHUTECH and its Operating Subsidiaries, in the context of describing our operations and consolidated financial information.

HUHUTECH International Group Inc. is a holding company incorporated in the Cayman Islands with operations conducted primarily through its Operating Subsidiaries. Our business is primarily conducted in Renminbi (“RMB”), Japanese Yen (“JPY”), Singapore Dollar (“SGD”), European Currency Unit (“EURO”) and United States dollar (“USD”). The reporting currency of the Company is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a year-end spot rate of RMB6.9931 to US$1.00 or an average rate of RMB7.1875 to US$1.00 for the fiscal year ended December 31, 2025 and RMB7.2993 to US$1.00 or an average rate of RMB7.1957 to US$1.00 for the fiscal year ended December 31, 2024. All translations from JPY to U.S. dollars were made at a year-end spot rate of JPY156.80 to US$1.00 or an average rate of JPY149.57 to US$1.00 for the fiscal year ended December 31, 2025 and JPY157.37 to US$1.00 or an average rate of JPY151.46 to US$1.00 for the fiscal year ended December 31, 2024. All translations from EUR to U.S. dollars were made at a year-end spot rate of EUR0.8521 to US$1.00 or an average rate of EUR0.8845 to US$1.00 for the fiscal year ended December 31, 2025 and JPY0.9661 to US$1.00 or an average rate of EUR0.9242 to US$1.00 for the fiscal year ended December 31, 2024. All translations from SGD to U.S. dollars were made at a year-end spot rate of SGD1.2859 to US$1.00 or an average rate of SGD1.3065 to US$1.00 for the fiscal year ended December 31, 2025.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the impact of war, armed conflicts and geopolitical tensions on our business, supply chain, and the global economy;

●	the impact of public health emergencies, epidemics or pandemics on our business, industry and the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

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

Item 3. Key Information

Corporate Structure & Organization

HUHUTECH is a holding company with no operations of its own. We conduct our operations through our Operating Subsidiaries in China, Japan, Hong Kong, Germany, Singapore and the United States.

The following diagram shows our corporate structure as of the date of this annual report, including our main subsidiaries and consolidated affiliated entities:

HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares, was incorporated on July 8, 2021. It is a holding company and is not actively engaged in any business as of the date of this annual report. HUHUTECH was authorized to issue 5,000,000,000 Ordinary Shares, par value $0.00001 per ordinary share. On July 15, 2024, the Company effected a 1-for-4 forward split of our Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. There are currently 25,493,749 issued and outstanding Ordinary Shares of HUHUTECH. HUHUTECH’s registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

HUHU USA was duly incorporated in the state of Arizona, and is a wholly-owned subsidiary of HUHUTECH, conducting system integration and engineering services.

HUHU Deutschland is a German company and a wholly-owned subsidiary of HUHUTECH, conducting system integration and engineering services.

HUHU Singapore was incorporated on August 6, 2025 in Singapore, and is a wholly-owned subsidiary of HUHUTECH, focused on high-purity gas supply systems to local pan-semiconductor industry customers.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, the Company’s PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit the Company’s PRC subsidiaries to pay dividends to HUHUTECH only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, provided that a company may only pay dividends if, immediately following the payment of the dividend, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on HUHUTECH’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If the Company’s PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. HUHUTECH is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in PRC, Japan, Germany, the United States and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to HUHUTECH through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

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

Pursuant to the Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will set forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside of the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) on September 6, 2024 and became effective on November 1, 2024, and the NDRC and the MOFCOM promulgated the Guidance Catalog of Encouraged Industries for Foreign Investment (2022 version), which took effect and replaced the previous version on January 1, 2023. On December 15, 2025, the NDRC and the MOFCOM promulgated the Guidance Catalog of Encouraged Industries for Foreign Investment (2025 Version), which took effective on February 1, 2026.

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

As of the date of this annual report, HUHU China has 9 registered trademarks, 1 registered domain name, 38 effective patents and 37 registered copyrights, all in China.

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

Pursuant to SAFE Circular 37 promulgated by the SAFE on July 4, 2014, domestic residents shall apply to the SAFE to register foreign exchange for overseas investments before contributing money to special purpose vehicles using legitimate domestic and overseas assets or rights and interests. In the event of any alteration in the basic information, such as shareholders, name and operating duration of the individual domestic residents, or key information, such as increases or decreases in capital, or equity transfers, swaps, consolidations, or splits, the registered overseas special purpose vehicles shall timely submit a change in the registration of the foreign exchange for overseas investments with the foreign exchange bureaus.

Pursuant to SAFE Notice 13 promulgated by the SAFE on February 13, 2015 and became effective on June 1, 2015. Under SAFE Notice 13, two administrative approval items, foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, have been canceled. According to these new requirements, the banks will directly verify and handle the registration of foreign exchange under domestic and overseas direct investment, while the SAFE and its branches shall conduct through banks indirect regulation over registration of foreign exchange for direct investment.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took into effect on June 1, 2015 and last amended and became effective on March 23, 2023. On June 9, 2016, the SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 19 and the SAFE Circular 16 prohibit FIEs from using RMB converted from their foreign exchange capital for expenditures beyond their business scopes, providing entrusted loans, or repaying loans between non-financial enterprises.

On January 26, 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital regulation measures with respect to the outbound remittance of profit from PRC domestic entities to offshore entities, including the following: (i) under the genuine transaction principle, banks must check board resolutions regarding profit distribution, the original tax filing records, and the audited financial statements; and (ii) PRC domestic entities must hold income to account for prior years’ losses before remitting the profits. Furthermore, according to the circular, PRC domestic entities must make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which was last amended on December 4, 2023 and became effective on the same day. Pursuant to SAFE Circular 28, where a non-investment-oriented foreign investor makes equity investment in China through transfer of capital in original currency, the invested shall register for acceptance of domestic reinvestments as required and open a foreign exchange capital account to receive the transferred money, with no need to register for the recognition of contribution in cash, and the domestic entity transferring the equity shall register for acceptance of domestic reinvestment as required and open a capital account for settlement to receive the consideration for equity transfer; where a non-investment-oriented foreign investor makes equity investment in China with the money from the settlement of foreign exchange capital, the invested shall register for acceptance of domestic reinvestments as required and open an account pending payment after foreign exchange settlement under the capital account to receive the money.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition), as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to China in a timely manner, either in RMB or in foreign currency.

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

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on VAT. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which took effective on January 1, 2026, and the PRC Provisional Regulations on Value-Added Tax were abolished.

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

In addition, certain buildings must be periodically inspected for age-related deterioration and other conditions by a first-class architect or other qualified person, and the results must be reported to the specified administrative agency (Article 12, Paragraph 1 of the same law).

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

Risks Related to Doing Business in the PRC

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits. See page 22.

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See Page 24.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are required to obtain approval from Chinese Securities Regulatory Commission (“CSRC”) to list on U.S exchanges. See page 25.

●	HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. See Page 26.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See page 26.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information. See page 29.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors or our management named in this annual report based on foreign laws. See page 30.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China. See page 30.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders. See Page 30.

●	We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See Page 31.

●	If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. See Page 31.

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See Page 31.

●	Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease. See Page 32.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. See Page 33.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See Page 33.

●	The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations. See Page 37.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company. See page 37.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. See page 38.

Risks Related to Doing Business in Japan

●	We are subject to various laws and regulations related to the construction industry in Japan, which may adversely affect our business. See page 38.

●	We may be unsuccessful in expanding and operating our business in Japan, which could adversely affect our results of operations. See page 39.

●	Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations. See page 39.

Risks Related to Doing Business in Singapore

●	The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws. (See page 40)

●	Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition. (See page 40)

●	We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States. (See page 40)

●	We are subject to risks associated with operating in rapidly evolving Southeast Asia region, and we might therefore be exposed to various risks inherent in operating and investing in the region. (See page 40)

●	Adverse changes in government regulations in Singapore may materially and adversely affect our operations and financial condition. (See page 41)

Risks Related to Our Business and Industry

●	We may fail to anticipate or adapt to technology innovations in a timely manner, so our software design may fail to gain recognition from the customers and the software design industry. See page 41.

●	The average selling prices of our products may decrease from time to time due to technological advancement, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability. See page 41.

●	If we fail to maintain an effective quality control system, our business could be materially and adversely affected. See page 42.

●	If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected. See Page 42.

●	Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business. See page 42.

●	Increases in labor costs in the PRC and Japan may adversely affect our business and our profitability. See page 42.

●	We may be unable to make the substantial research and development investments required to remain competitive in our business. See page 43.

●	We may encounter difficulties in recruiting and retaining key personnel. See page 43.

●	We may face difficulties in protecting our intellectual property rights. See page 43.

●	We currently do not have insurance coverage covering all risks related to our business and operations. See Page 43.

●	Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition. See Page 43.

●	Because our business is primarily conducted in RMB and Japanese Yen (“JPY”) and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB and JPY may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB and JPY will affect the amount of proceeds we will have available for our business. See page 44.

●	Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects. See Page 45.

Risks Related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions See page 45.

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors See page 46.

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares See page 47.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline. See Page 48.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment See page 48.

●	Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline. See Page 49.

●	Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the Ordinary Shares. See Page 49.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law See page 49.

●	Certain judgments obtained against us by our shareholders may not be enforceable See page 50.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. See page 50.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares. See page 50.

●	We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors See page 51.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See page 51.

●	Short selling may drive down the market price of our Ordinary Shares. See page 52.

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards. See page 53.

●	Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares. See Page 53.

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. See Page 53.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See Page 53.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in the PRC - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.”

HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

HUHUTECH is a holding company and we conduct substantially all of our business through our subsidiaries located in PRC, Japan, Singapore, Germany and the United States. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Our PRC subsidiary, HUHU China, was formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

The PRC Criminal Law, with its latest amendment (Amendment 12) effective on March 1, 2024, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017. On October 28, 2025, the SCNPC issued the Decision to Amend the Cybersecurity Law of the PRC. The amended Cybersecurity Law came into effect on January 1, 2026.

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

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law, which became effective in June 2017. On October 28, 2025, the SCNPC issued the Decision to Amend the Cybersecurity Law of the PRC. The amended Cybersecurity Law came into effect on January 1, 2026.The Cybersecurity Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the Cybersecurity Law include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, the Cybersecurity Law and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

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

Effective January 1, 2025, China’s Network Data Security Management Regulations introduce enhanced requirements for data security and privacy, particularly concerning personal information protection, data localization, and cross-border data transfers. These regulations impose stricter compliance obligations on data handlers, including requirements to conduct regular data security risk assessments, implement classified data protection measures, and obtain governmental approval for certain cross-border data transfers. Additionally, companies processing large volumes of “important data” or “national core data” may face heightened scrutiny and stricter regulatory oversight. Failure to comply with these regulations could result in significant financial penalties, operational disruptions, revocation of business licenses, or restrictions on cross-border operations. As a result, we may be required to adjust our data handling practices, enhance internal compliance measures, and allocate additional resources to meet evolving regulatory requirements in China.

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

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law, which became effective in June 2017. On October 28, 2025, the SCNPC issued the Decision to Amend the Cybersecurity Law of the PRC. The amended Cybersecurity Law came into effect on January 1, 2026. The Cybersecurity Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the Cybersecurity Law include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business licenses or relevant permits.

In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Measures of Cybersecurity Review, which became effective in June 2020. Pursuant to the Measures of Cybersecurity Review, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services that do or may affect national security.

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

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct the majority of our operations in China and a majority of our assets are located in China. In addition, all our senior executive officers and the majority of our directors reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Our Ordinary Shares— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Any funds we transfer to the PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to a report with the local commerce department, the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

However, we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we expand our business internationally in the future, unfavorable government policies on international trade, such as capital controls or tariffs, could affect demand for our services, impact our competitive position, or prevent us from operating in certain jurisdictions. If new tariffs, legislation or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition and results of operations.

In recent years, there have been heightened tensions in international economic relations, particularly between the United States and China. The U.S. government has imposed, and may continue to impose, tariffs on products imported from China, and China has responded with retaliatory tariffs on U.S. products. The scope, duration and impact of these measures remain uncertain and subject to change. Any escalation of tariffs or trade restrictions, or uncertainty regarding future trade policy, could increase our operating costs, disrupt our supply chain and adversely affect demand for our products and services. In addition, changes in trade policy affecting other jurisdictions from which we source products or conduct business could have similar adverse effects.

Although the direct impact of ongoing international trade tensions on our industry is uncertain, the resulting effects on general economic, political and market conditions could adversely affect our business, financial condition and results of operations.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, established specific procedures and requirements for merger and acquisition activities by foreign investors. Such regulation requires, among other things, that Ministry of Commerce, or the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, which became effective in 2008 and was last amended in 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be costly, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our Japanese subsidiary, HUHU Japan, is primarily engaged in the construction of factories, which is subject to various laws and regulations in Japan.

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

Risks Related to Doing Business in Singapore

The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and one of our subsidiaries, HUHU Singapore, is located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiary. The distribution of dividends to us from our subsidiary is subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in “Dividend Policy” in this annual report. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiary in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as the constitution of our Singapore subsidiaries. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (“SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations. For instance, under the Central Provident Fund Act 1953 of Singapore, we are required to make Central Provident Fund contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore under a contract of service (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

We are subject to risks associated with operating in rapidly evolving Southeast Asia region, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We conduct a portion of our operations in Singapore, a country located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in Singapore. Our operations in Singapore are subject to various risks related to the economic, political and social conditions of Southeast Asia in general, including risks related to the following:

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within Southeast Asia generally and/or within Singapore may increase our cost of operations;

●	health epidemics, pandemics or disease outbreaks may affect our operations and demand for our products or services;

●	the performance of our operations in Singapore and the success of the operating strategy of our operations in Singapore, where applicable, could be significantly impacted by changing external economic conditions in the economies of the Southeast Asia region. The stability and sustainability of growth in the economies of the Southeast Asia region may be impacted by terrorism or acts of war. Changing economic conditions could potentially adversely impact the performance of our operations in Singapore; and

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business in Singapore.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

Adverse changes in government regulations in Singapore may materially and adversely affect our operations and financial condition.

A portion of our business operations is based in Singapore. Our operations in Singapore are subject to laws and government regulations of Singapore. These include requirements to obtain and maintain several statutory and regulatory permits and approvals under the laws of Singapore, generally for carrying out our business. Some these approvals are granted for a limited duration and require renewal and are generally subject to conditions stipulated in the licenses and permits and/or relevant laws or regulations under which such licenses and permits are issued. Failure to comply with such conditions could result in the revocation or non-renewal of the relevant license or permit. As such, we have to constantly monitor and ensure our compliance with such conditions. Should there be any failure to comply with such conditions resulting in the revocation of any of the licenses and permits, we will not be able to carry out our operations.

Currently, we believe that we are not required to obtain any licenses or approvals to carry on our business operations in the current scope in Singapore. Should there be any changes in the regulatory requirements and we are not able to comply with them in a timely manner or if compliance of these requirements involved substantial costs, the business, results of operations and our financial position may be adversely affected.

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

We have a relatively short operating history since 2015. Our total revenue was $21,431,952, $18,149,244 and $16,732,688 for the years ended December 31, 2025, 2024 and 2023, respectively. As the facility design market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

Our business operations are conducted primarily in China and Japan, with additional operations in the United States, Germany, and Singapore. The overall economy and average wages in these jurisdictions have increased in recent years, and we expect this trend to continue. The average wage level for our employees has also increased. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In China, we are subject to the PRC Labor Contract Law and its implementing rules and amendments, which impose strict requirements regarding labor contracts, minimum wages, remuneration, probationary periods, and termination of employees. Pursuant to these regulations, we are also required to pay various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance, and childbearing insurance. In the event that we decide to terminate employees or otherwise change our employment or labor practices, these laws may limit our ability to effect those changes in a desirable or cost-effective manner.

In Japan, we are subject to various labor-related laws, including the Labor Standards Act, the Industrial Safety and Health Act, and the Labor Contracts Act, which regulate working conditions, employee safety, employment contracts, and dismissal practices. For details, please see “Item 4.B. Business Overview – Regulations in PRC” on page 69.

Our subsidiaries in the United States, Germany, and Singapore are also subject to local labor and employment laws in their respective jurisdictions, which may impose additional compliance obligations and costs. As we expand our international operations, we will be subject to an increasing variety of labor regulations, which may differ significantly across jurisdictions and increase the complexity and cost of our human resources management.

As the interpretation and implementation of labor-related laws and regulations continue to evolve, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in the jurisdictions where we operate, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition, and results of operations could be materially and adversely affected.

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

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. See “Item 4.B. Business — Insurance” for more information on the insurance policies maintained by us. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage if at all, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown or disruption in the global economy could negatively affect our business, results of operations and financial condition. Global financial markets have experienced significant volatility in recent years due to a variety of factors, including inflationary pressures, changes in monetary and fiscal policies, disruptions in global supply chains and geopolitical tensions.

Geopolitical conflicts, including the ongoing war in Ukraine and conflicts in the Middle East, have contributed to volatility in global financial markets, increases in energy and commodity prices and disruptions in supply chains. These conditions may lead to increased costs, reduced availability of key inputs and decreased demand for our products or services. In addition, such conflicts may result in sanctions, export controls or other governmental actions that could restrict our ability to operate in certain markets or transact with certain counterparties.

Broader economic uncertainty, including rising inflation, higher interest rates and reduced access to credit, may also negatively impact our customers’ purchasing decisions and our ability to manage costs. In addition, economic disruptions may lead to supplier or customer insolvencies, delays in production or delivery and increased operating costs that we may not be able to pass on to customers.

The extent and duration of these economic and geopolitical conditions remain uncertain, and any deterioration in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

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

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HUHU.” In order to continue listing our shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the applicable Nasdaq Rules, and we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

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

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our clients or our industry;

●	conditions in the financing advisory industry in China;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	investor perceptions about us, our business and in general companies with operations in China;

●	changes in the economic performance or market valuations of other financing advisory companies;

●	general economic and securities market conditions;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	the absence of cash dividends on our Ordinary Shares;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

●	the development and sustainability of an active trading market for our Ordinary Shares;

●	sales or perceived potential sales of additional Ordinary Shares; and

●	public health emergencies, epidemics or pandemics, and any ensuing economic recessions or deterioration in credit markets.

Other than the aforementioned potential factors that may affect the price and trading volume of our Ordinary Shares, there are no known factors particular to our Ordinary Shares that may add to this risk.

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

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Our Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur, including sales by our directors, officers, or significant shareholders, could adversely affect the market price of our Ordinary Shares and impair our ability to raise capital through future equity offerings.

In addition, we have filed registration statements to register Ordinary Shares for future issuance under equity incentive plans pursuant to Form S-8 (SEC File No. 333-291069) and for potential offerings pursuant to our shelf registration statement on Form F-3 (SEC File No. 333-291647). The sale of shares issued under these registration statements, or the perception that such sales may occur, could cause the price of our Ordinary Shares to decline.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China, Japan, Singapore, the United States and Germany. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China, Japan, Singapore or Germanymay render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses relate to that the Company does not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that as of December 31, 2025, our internal control over financial reporting was ineffective.

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

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our 2025 Equity Incentive Plan permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the then-current market price per share of our Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing shareholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our Operating Subsidiaries. Our PRC subsidiary, HUHU China was incorporated in Wuxi City, Jiangsu Province, PRC on August 20, 2015 under the laws of the PRC. Our Japan subsidiary, HUHU Japan was incorporated on April 25, 2022, under the laws of Japan.

We, through our Operating Subsidiaries, specialize in providing factory facility management and monitoring systems, including high-purity process system (“HPS”) and factory management and control systems (“FMCS”) for our industrial clients, who are mainly semi-conductor manufacturers and electronics manufacturers in China. We believe our products and services are widely used by semi-conductor manufacturers, LED and micro-electronics factories, as well as some pharmaceutical, food and beverage manufacturers.

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

We obtain raw materials mainly from suppliers in mainland China. Our most common raw materials include programmable logic controllers (“PLC”) modules, network switches, power modules, signal lines, control lines, cables, bridges, and heating materials. For the year ended December 31, 2025, no supplier accounted for more than 10% of total purchases. For the year ended December 31, 2024, one supplier accounted for approximately 12.0% of total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 14.5% 14.0% and 11.5% of total purchases, respectively. As of December 31, 2025, three suppliers accounted for approximately 11.9%, 11.1% and10.6% of total accounts payable, respectively. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively.

Corporate Structure & Organization

HUHUTECH is a holding company with no operations of its own. We conduct our operations through our Operating Subsidiaries in China, Japan, Hong Kong, Germany, Singapore and the United States.

The following diagram shows our corporate structure as of the date of this annual report, including our main subsidiaries and consolidated affiliated entities:

HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares, was incorporated on July 8, 2021. It is a holding company and is not actively engaged in any business as of the date of this annual report. HUHUTECH was authorized to issue 5,000,000,000 Ordinary Shares, par value $0.00001 per ordinary share. On July 15, 2024, the Company effected a 1-for-4 forward split of our Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. There are currently 25,493,749 issued and outstanding Ordinary Shares of HUHUTECH. HUHUTECH’s registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

HUHU HK was incorporated on July 28, 2021, under the laws of Hong Kong. HUHU HK is a Hong Kong limited company and a wholly owned subsidiary of HUHUTECH. HUHU HK is a holding company and does not have any operations.

HUHU Japan was incorporated on April 25, 2022, under the laws of Japan as a limited company and a wholly owned subsidiary of HUHUTECH.

WFOE was incorporated on December 10, 2021, under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of HUHU HK. WFOE is a holding company and does not have any operations.

HUHU China was incorporated on August 20, 2015, under the laws of the People’s Republic of China. HUHU China is a limited liability company.

HUHU USA was duly incorporated in the state of Arizona, and is a wholly-owned subsidiary of HUHUTECH, conducting system integration and engineering services.

HUHU Deutschland is a German company and a wholly-owned subsidiary of HUHUTECH, conducting system integration and engineering services.

HUHU Singapore was incorporated on August 6, 2025, in Singapore, and is a wholly-owned subsidiary of HUHUTECH, focused on high-purity gas supply systems to local pan-semiconductor industry customers.

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

Equity Incentive Plans

On November 28, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on November 28, 2024. See – Item 6. Directors, Senior Management and Employees – Compensation – Incentive Plan.

On October 3, 2025, the Company approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on October 3, 2025. See – Item 6. Directors, Senior Management and Employees – Compensation – Incentive Plan.

On January 13, 2025, the Company issued an aggregate of 2,000,000 Ordinary Shares under Company’s 2024 Equity Incentive Plan to certain employees of the Company as compensation for their continued service in the Company.

January 2026 Extraordinary General Meeting of Shareholders

On January 29, 2026, the Company held an extraordinary general meeting of shareholders at which holders representing approximately 89.76% of the Company’s issued and outstanding ordinary shares as of the December 30, 2025 record date were present in person or by proxy, constituting a quorum. At the meeting, shareholders approved by ordinary resolution a proposal authorizing the Company to effect one or more share consolidations of its issued and unissued ordinary shares at a ratio ranging from 2-for-1 to 8,000-for-1 (or such lower maximum ratio as may be permitted under applicable Nasdaq rules), with the exact consolidation ratio(s) and timing to be determined by the board of directors in its sole discretion within two years following shareholder approval. Shareholders also approved the rounding up of fractional shares resulting from any such consolidation and authorized the board to take all actions necessary to implement the approved share consolidation(s).

April 2026 Registered Direct Offering

On March 26, 2026, the Company entered into a securities purchase agreement with an unrelated third-party investor for a registered direct offering of (i) 520,000 Ordinary Shares at US$1.50 per share and (ii) pre-funded warrants to purchase up to 2,080,000 Ordinary Shares at US$1.4999975 per warrant. The pre-funded warrants are immediately exercisable at US$0.0000025 per share and expire upon full exercise.

The aggregate offering price is approximately US$3.9 million. As of the date of this annual report, the Company has received gross proceeds of approximately US$2,000,000; however, the offering has not yet closed, and no securities have been issued. The remaining proceeds are expected to be received upon closing. Net proceeds (after estimated offering expenses of approximately US$81,430) will be used for working capital and general corporate purposes.

The securities were offered pursuant to the Company’s registration statement on Form F-3 (File No. 333-291647), declared effective on December 18, 2025.

4.B. Business Overview

Our Solutions

We design and deliver customized high-purity process systems and facility monitoring & control system (FMCS) solutions and project implementation through HUHU China, HUHU Japan, HUHU Singapore, HUHU Germany and HUHU USA.

Our products mainly include special gas supply systems, chemical supply systems, facility monitoring & control systems (FMCS), gas monitoring systems and secondary power distribution for equipment. All are designed and installed in accordance with customer requirements.

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

Source: page 19, Global and China High Purity System Solution Market Report, Beijing Zhongdaotaihe.

Our Suppliers

For the year ended December 31, 2025, no supplier accounted for more than 10% of total purchases, respectively. For the year ended December 31, 2024, one supplier accounted for approximately 12.0% of total purchases, respectively. For the year ended December 31, 2023, three suppliers accounted for approximately 14.5% 14.0% and 11.5% of total purchases, respectively. As of December 31, 2025, three suppliers accounted for approximately 11.9%, 11.1% and 10.6% of total accounts payable, respectively. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively.

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

For the year ended December 31, 2025, one customer accounted for 26.2% of total revenue. For the year ended December 31, 2024, three customers accounted for 28.7%, 14.9% and 10.7% of total revenue. For the year ended December 31, 2023, one customer accounted for 22.6% of total revenues. As of December 31, 2024, two customers accounted for 16.1% and 10.0% of total accounts receivable, respectively. As of December 31, 2024, four customers accounted for 13.8%, 12.2%, 11.1% and 10.0% of total accounts receivable, respectively.

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

R&D expenses primarily consist of materials, and compensation and benefits expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses amounted to approximately $0.9 million, $2.9 million and $1.3 million for fiscal year 2025, 2024 and 2023, respectively, representing 4.2%, 15.9% and 8.0% of our total revenues.

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

As of the date of this annual report, HUHU China has 9 registered trademarks, 1 registered domain name, 38 effective patents and 37 registered copyrights, all in China.

Trademarks

Through HUHU China, we have the following registered trademarks:

Trademark Number	File Date	Trademark Name	Status	Expiration Date	Jurisdiction	Owner
47408547	2021/03/07		Granted	2031.03.06	China	HUHU China
47406526	2021/05/14		Granted	2031.05.13	China	HUHU China
30600821	2019/04/28		Granted	2029.04.27	China	HUHU China
30582408	2019/04/28		Granted	2029.04.27	China	HUHU China
30582406	2019/04/28		Granted	2029.04.27	China	HUHU China
30542505	2019/02/14		Granted	2029.02.13	China	HUHU China
57890054	2021/07/21		Granted	2032.04.06	China	HUHU China
65590985	2022/06/28		Granted	2033.02.27	China	HUHU China
75984396	2024/08/21		Granted	2034.8.20	China	HUHU China

Patents

Through HUHU China, we currently have 38 Chinese patents, as follows:

Patent Number	File Date	Issue Date	Expiration Date	Title	Status
ZL202020062419.0	2020.01.13	2020.12.25	2030.01.12	A kind of semiconductor process line cleaning device pipeline structure	Effective
ZL202020063477.5	2020.01.13	2020.12.25	2030.01.12	A kind of mobile semiconductor process pipeline device with liquid holding structure	Effective
ZL202020063452.5	2020.01.13	2020.12.25	2030.01.12	A kind of semiconductor process pipeline cleaning device	Effective
ZL201921409472.7	2019.08.28	2020.07.14	2029.08.27	A kind of support seat for electromechanical equipment installation	Effective
ZL201921409193.0	2019.08.28	2020.07.14	2029.08.27	A kind of special lifting equipment for electromechanical installation	Effective
ZL201921431038.9	2019.08.28	2020.07.14	2029.08.27	A new type of positioning clamps for the modular construction of electromechanical installation	Effective
ZL201921409218.7	2019.08.28	2020.07.14	2029.08.27	Anti-dislodging Zhicheng electromechanical connection device	Effective
ZL201921409423.3	2019.08.28	2020.07.14	2029.08.27	A kind of tensile installation base for electromechanical equipment	Effective
ZL201921409194.5	2019.08.28	2020.07.10	2029.08.27	Electrical piping slotting device for building electromechanical installation	Effective
ZL201921409483.5	2019.08.28	2020.07.10	2029.08.27	A kind of safety protection device for electromechanical installation	Effective
ZL201921409482.0	2019.08.28	2020.05.19	2029.08.27	A kind of height adjustable electromechanical equipment installation seat	Effective
ZL201921409421.4	2019.08.28	2020.05.19	2029.08.27	A kind of positioning instrument for electromechanical equipment installation	Effective
ZL201921409427.1	2019.08.28	2020.05.19	2029.08.27	A kind of tool holder for electromechanical equipment installation	Effective
ZL201921409185.6	2019.08.28	2020.05.19	2029.08.27	Auxiliary lifting tools for electrical equipment installation	Effective
ZL201921409217.2	2019.08.28	2020.05.19	2029.08.27	A kind of slide base for electromechanical installation	Effective
ZL202120099080.6	2021.01.14	2021.09.10	2031.01.13	A kind of automatic control module for pipeline insulation and heating	Effective
ZL202120097501.1	2021.01.14	2021.09.10	2031.01.13	An automatic control system for pipe insulation	Effective
ZL202120097085.5	2021.01.14	2021.09.10	2031.01.13	A kind of positioning sensing module for engineering installation	Effective

Patent Number	File Date	Issue Date	Expiration Date	Title	Status
ZL202120096838.0	2021.01.14	2021.10.01	2031.01.13	A gas mixing device for semiconductor process	Effective
ZL202120097382.X	2021.01.14	2021.10.22	2031.01.13	An electrochemical sensor for semiconductor gas detection	Effective
ZL202010032952.7	2020.01.13	2022.2.22	2042.02.21	A control method of cleaning equipment for semiconductor manufacturing piping	Effective
ZL202322856290.7	2023.10.24	2024.05.24	2033.10.24	Wastewater treatment system	Effective
ZL202322289205.3	2023.08.25	2024.03.29	2033.08.25	High purity chemical weighing system	Effective
ZL202322762508.2	2023.10.16	2024.05.24	2033.10.16	High purity gas weighing system	Effective
ZL202222544195.9	2022.09.26	2023.07.11	2032.09.26	High-purity chemical supply system fully automatic centralized high-purity liquid supply cabinet	Effective
ZL202222594998.5	2022.09.28	2023.01.06	2032.09.28	A high-purity chemical system distribution box	Effective
ZL202222513806.3	2022.09.22	2023.02.24	2032.09.22	High-purity chemical supply system high-purity chemical mixing cabinet	Effective
ZL202221947498.9	2022.07.27	2022.12.13	2032.07.27	A high-purity gas supply system special gas cylinder rack	Effective
ZL202222187593.X	2022.08.19	2022.12.06	2032.08.19	High purity gas supply systemspecial gas supply diverter plate	Effective
ZL202222159890.3	2022.08.17	2022.12.06	2032.08.17	High purity gas supply system special gas supply distribution cabinet	Effective
ZL202221919159.X	2022.07.25	2023.03.03	2032.07.25	High purity gas supply systemspecial gas cylinder cabinet	Effective
ZL202221904215.2	2022.07.22	2022.12.06	2032.07.22	Large flow special gas supply system	Effective
ZL202323096659.5	2023.11.16	2024.08.02	2033.11.16	Waste disposal system	Effective
ZL202421427299.4	2024.06.21	2025.03.07	2034.06.21	A HCL pipeline installation bracket	Effective
ZL202421999363.6	2024.08.19	2025.07.11	2034.08.19	An intake volume adjustable pipe	Effective
ZL202422298161.5	2024.09.20	2025.08.08	2034.09.20	A gas pipeline connection structure	Effective
ZL202422542760.7	2024.10.22	2025.08.08	2034.10.22	A shock-absorbing support frame for gas transmission pipelines	Effective
ZL202311201267.2	2023.09.18	2024.07.12	2043.09.18	A power supply control device and method for semiconductor light sources	Effective

Copyrights

The following table sets forth a brief description of the Company’s software copyrights:

Copyright Number	Issue Date	Category	Copyright Name	Jurisdiction	Owner
2020SR1142390	2020.09.22	Software	Huhu Storage Control System	China	HUHU China
2020SR1137453	2020.09.22	Software	Huhu Storage Management System	China	HUHU China
2019SR0983981	2019.09.23	Software	Electrical Equipment Installation Automatic Control and Pipeline Design Management	China	HUHU China
2019SR0983207	2019.09.23	Software	Electrical Equipment Engineering Guideline Management System	China	HUHU China
2019SR0983975	2019.09.23	Software	Electrical Equipment Installation Engineering Pricing Management System	China	HUHU China
2019SR0983888	2019.09.23	Software	Electrical Equipment Engineering Safety Coordination Management System	China	HUHU China
2019SR0983202	2019.09.23	Software	Electrical Equipment Installation Engineering Management System	China	HUHU China

Copyright Number	Issue Date	Category	Copyright Name	Jurisdiction	Owner
2018SR049719	2018.01.22	Software	Gas Monitoring Software	China	HUHU China
2021SR0146014	2021.01.27	Software	Gas Monitoring System	China	HUHU China
2021SR1802422	2021.11.19	Software	Plant Service Gas Detector Data Acquisition System V1.0	China	HUHU China
2021SR2002783	2021.12.06	Software	Plant Gas Management System Software V1.0	China	HUHU China
2022SR0476107	2022.04.15	Software	Plant UPW system monitoring software V1.0	China	HUHU China
2022SR0476108	2022.04.15	Software	Plant VOC system monitoring software V1.0	China	HUHU China
2021SR1395107	2021.09.17	Software	Heating system monitoring software V1.0	China	HUHU China
2021SR1411095	2021.09.22	Software	Air conditioning room system monitoring software V1.0	China	HUHU China
2022SR0999333	2022.08.03	Software	HUHU Intelligent Monitoring System Heating V2.0	China	HUHU China
2022SR0999334	2022.08.03	Software	Factory Management Control System V3.0	China	HUHU China
2024SR0369857	2024.03.08	Software	GMS monitoring system important alarm automatic upload platform	China	HUHU China
2024SR0369854	2024.03.08	Software	GMS monitoring system real-time data automatic upload platform	China	HUHU China
2024SR0369839	2024.03.08	Software	GMS monitoring system operation and maintenance data analysis platform	China	HUHU China
2023SR1553946	2023.12.04	Software	High purity gas supply system GC control software	China	HUHU China
2023SR1558025	2023.12.04	Software	High purity gas supply system flow control software	China	HUHU China
2024SR0620186	2024.05.09	Software	Plant CUP system monitoring software	China	HUHU China
2024SR0620438	2024.05.09	Software	Plant Chemical system monitoring software	China	HUHU China
2024SR0620780	2024.05.09	Software	Plant CDS system monitoring software	China	HUHU China
2024SR0619831	2024.05.09	Software	Plant WWT system monitoring software	China	HUHU China
2024SR0619751	2024.05.09	Software	Plant PCW system monitoring software	China	HUHU China
2024SR0619753	2024.05.09	Software	High purity chemical system shunt control software	China	HUHU China
2020SR0192783	2020.02.28	Software	Automatic Pipeline Cleaning Device Control Software V1.0	China	HUHU China
2020SR1128513	2020.09.21	Software	HuHu Power System Control Software V1.0	China	HUHU China
2020SR1132055	2020.09.21	Software	HuHu Factory Water Treatment Software V1.0	China	HUHU China
2020SR1132111	2020.09.21	Software	HuHu Factory Equipment Monitoring System Software Version 1.0	China	HUHU China
2020SR1133986	2020.09.21	Software	HuHu Ultrafiltration System Control Software V1.0	China	HUHU China
2020SR1138540	2020.09.22	Software	HuHu Semiconductor Ultra-Pure Water System Control Software V1.0	China	HUHU China
2025SR1552251	2025.08.18	Software	Esensor Control System V1.0	China	HUHU China
2025SR1552258	2025.08.18	Software	Heating jacket control system V1.0	China	HUHU China
2025SR1552897	2025.08.18	Software	Special Gas Monitoring System V1.0	China	HUHU China

Domain

Number	Issue Date	Registration Agency	Domain Name	Owner	Expiration Date
1	2016/09/06	HUHU China	HUHUTECH.com.cn	HUHU China	2026/09/06

Our Properties and Facilities

As of December 31, 2025 and 2024, the total net worth of our equipment and facilities is approximately $4.34 million and $4.98 million, respectively.

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

Information on our leased properties as of the date of this annual report is summarized below:

No.	Location	Space (in square foot)	Lease Term, as Applicable (mm.dd.yy)	Monthly Rent (USD)
1	Office Building 9, Tianan Smart City, Xin’an Street, Xinwu District, Wuxi City, Jiangsu Province, China		12.25.2023 – 12.24.2026	$6,263
2	Changxin Container Ware house*2		8.1.2022	$52
3	Room2904, Building26,Taochonghu City Square		2.10.2024-2.9.2026	$248
4	Room201, Building57,Zone5, Xin’an Huayuan		6.16.2024-6.15.2026	$365
5	135-5 Xilu Village,Xiang’an District,Xiamen City		6.2.2024-6.1.2026	$44
6	20823 North 19th Avenue, Suite 6, located inCity of Phoenix,County of Maricopa,State of Arizona		7.1.2025-7.31.2028	$3640
7	1649 W Red Bird Rd Phoenix		10.15 2025-10.14.2026	$3399
8	2-13-7, Jigyo-ku, Chuo-ku, Fukuoka shi, Japan	91.18 m2	4.15.2025 – 4.14.2027	$1392
9	3542-47 Sugisui, Otsu cho, Kikuchi gun, Kumamoto Prefecture, Japan	121.95 m2	8.1.2024 – 7.31.2026	$1582
10	801-1 Sugimizu, Oaza Sugimizu, Otsu-machi, Kikuchi-gun, Kumamoto Prefecture, Sugimizu C-106	54.65 m2	11.7.2024-11.6.2026	$424
11	2-19-31 Kurose Narahara Kita, Higashihiroshima City, Hiroshima Prefecture	98.95 m2	4.3.2025-4.2.2027	$445
12	Harumizu, Kikuyo-machi, Kikuchi-gun, Kumamoto Prefecture（parking spaces）	6	7.1.2025-6.30.2026	$342
13	5-1 Kurose Narahara, Higashihiroshima City, Hiroshima Prefecture		5.9.2025-5.31.2027	$454
14	117-10 Muro, Otsu-machi, Kikuchi-gun, Kumamoto Prefecture	40.61 m2	7.6.2025-7.5-2027	$418
15	10911-31 Hara, Hachihonmatsu-cho, Higashihiroshima City, Hiroshima Prefecture	118.25 m2	9.1.2025-9.1.2027	$1582
16	NO.1 TAMPINESNORTH DRIVE 3 #03-10 BHCC SPACE SINGAPORE 528499		8.1.2025-7.31.2026	$4667

Our Employees

As of December 31, 2025 and 2024, we had a total of 78 and 93 full-time employees in China, Japan, Singapore, the United States and Germany, respectively. The breakdown of our employees is as the following:

Department	December 31, 2025	December 31, 2024
Human Resources & Administration	18	17
Finance	6	6
Research & Development	27	27
Engineering	19	34
Sales & Marketing	6	7
Product Procurement	2	2
Total	78	93

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, the Company’s PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit the Company’s PRC subsidiaries to pay dividends to HUHUTECH only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, provided that a company may only pay dividends if, immediately following the payment of the dividend, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on HUHUTECH’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - HUHUTECH is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

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

Pursuant to the Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will set forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside of the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) on September 6, 2024 and became effective on November 1, 2024, and the NDRC and the MOFCOM promulgated the Guidance Catalog of Encouraged Industries for Foreign Investment (2022 version), which took effect and replaced the previous version on January 1, 2023. On December 15, 2025, the NDRC and the MOFCOM promulgated the Guidance Catalog of Encouraged Industries for Foreign Investment (2025 Version), which became effective on February 1, 2026.

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

Pursuant to SAFE Circular 37 promulgated by the SAFE on July 4, 2014, domestic residents shall apply to the SAFE to register foreign exchange for overseas investments before contributing money to special purpose vehicles using legitimate domestic and overseas assets or rights and interests. In the event of any alteration in the basic information, such as shareholders, name and operating duration of the individual domestic residents, or key information, such as increases or decreases in capital, or equity transfers, swaps, consolidations, or splits, the registered overseas special purpose vehicles shall timely submit a change in the registration of the foreign exchange for overseas investments with the foreign exchange bureaus.

Pursuant to SAFE Notice 13 promulgated by the SAFE on February 13, 2015 and became effective on June 1, 2015. Under SAFE Notice 13, two administrative approval items, foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, have been canceled. According to these new requirements, the banks will directly verify and handle the registration of foreign exchange under domestic and overseas direct investment, while the SAFE and its branches shall conduct through banks indirect regulation over registration of foreign exchange for direct investment.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took into effect on June 1, 2015 and last amended and became effective on March 23, 2023. On June 9, 2016, the SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 19 and the SAFE Circular 16 prohibit FIEs from using RMB converted from their foreign exchange capital for expenditures beyond their business scopes, providing entrusted loans, or repaying loans between non-financial enterprises.

On January 26, 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital regulation measures with respect to the outbound remittance of profit from PRC domestic entities to offshore entities, including the following: (i) under the genuine transaction principle, banks must check board resolutions regarding profit distribution, the original tax filing records, and the audited financial statements; and (ii) PRC domestic entities must hold income to account for prior years’ losses before remitting the profits. Furthermore, according to the circular, PRC domestic entities must make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which was last amended on December 4, 2023 and became effective on the same day. Pursuant to SAFE Circular 28, where a non-investment-oriented foreign investor makes equity investment in China through transfer of capital in original currency, the invested shall register for acceptance of domestic reinvestments as required and open a foreign exchange capital account to receive the transferred money, with no need to register for the recognition of contribution in cash, and the domestic entity transferring the equity shall register for acceptance of domestic reinvestment as required and open a capital account for settlement to receive the consideration for equity transfer; where a non-investment-oriented foreign investor makes equity investment in China with the money from the settlement of foreign exchange capital, the invested shall register for acceptance of domestic reinvestments as required and open an account pending payment after foreign exchange settlement under the capital account to receive the money.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition), as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to China in a timely manner, either in RMB or in foreign currency.

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

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on VAT. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which became effective on January 1, 2026, and the PRC Provisional Regulations on Value-Added Tax were abolished.

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

Item 4.C. Corporate Structure & Organization

HUHUTECH is a holding company with no operations of its own. We conduct our operations through our Operating Subsidiaries in China, Japan, Hong Kong, Germany, Singapore and the United States.

The following diagram shows our corporate structure as of the date of this annual report, including our main subsidiaries and consolidated affiliated entities:

HUHUTECH International Group Inc., a Cayman Islands exempted company limited by shares, was incorporated on July 8, 2021. It is a holding company and is not actively engaged in any business as of the date of this annual report. HUHUTECH was authorized to issue 5,000,000,000 Ordinary Shares, par value $0.00001 per ordinary share. On July 15, 2024, the Company effected a 1-for-4 forward split of our Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. There are currently 25,493,749 issued and outstanding Ordinary Shares of HUHUTECH. HUHUTECH’s registered office is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

HUHU USA was duly incorporated in the state of Arizona, and is a wholly-owned subsidiary of HUHUTECH, conducting system integration and engineering services.

HUHU Deutschland is a German company and a wholly-owned subsidiary of HUHUTECH, conducting system integration and engineering services.

HUHU Singapore was incorporated on August 6, 2025 in Singapore, and is a wholly-owned subsidiary of HUHUTECH, focused on high-purity gas supply systems to local pan-semiconductor industry customers.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2025, 2024 and 2023 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented giving effect to a forward split of our Ordinary Shares at a ratio of 1-for-4, approved by our shareholders on July 15, 2024.

Overview

We are a holding company incorporated as an exempted company on July 8, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through HUHU China, HUHU Japan, HUHU Deutschland and HUHU Singapore. HUHU China, HUHU Japan, HUHU Deutschland and HUHU Singapore are professional system integration providers to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries.

The Company currently generates most of its revenues from system integration projects, which represented 77.6%, 91.4% and 97.2% of total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. We also generate revenue from product sales, which represented 21.4%, 6.6% and 1.6% of our revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Engineering consulting services represented 1.0%, 2.0% and 1.2% of total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. For the fiscal years ended December 31, 2025, 2024 and 2023, our total revenues were approximately $21.4 million, $18.1 million and $16.7 million, respectively.

The Company was authorized to issue 5,000,000,000 Ordinary Shares with a par value of $0.00001 each. On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. The Company believes that the share information should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. As of December 31, 2025, 2024 and 2023, 24,103,749, 21,173,413 and 20,000,000 Ordinary Shares are issued and outstanding, respectively.

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

HUHU China intends to expand the scope of services to the existing customers and acquire new customers by continually making significant investments in R&D. We plan to use 50% of our proceeds from IPO to construct a 5,000 square meter R&D plant in Xinwu District Wuxi City of Jiangsu Province, PRC and purchase equipment for production of equipment for gas supply systems. For the years ended December 31, 2025,2024 and 2023 we incurred R&D expense of $898,642, $2,879,183 and $1,341,221, respectively. We will continue to improve upon and expand our production and products offerings through our research and development and technology innovations in order to deliver innovative products. We expect our research and development spending to stay above the amounts from the past years. Our business is closely related to the software and semiconductor industry, which is now experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. We monitor a number of financial and non-financial key business metric to evaluate on a regular basis business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our system integration projects

We monitor the number of contracts with customers for our system integration projects. The number of contracts will directly impact our results of operations, including revenues and gross margins for the foreseeable future. For the year ended December 31, 2025, we completed 284 system integration projects, which increase from 143 projects for the year ended December 31, 2024.

Average contract price for our system integration projects

We monitor the average contract price for our system integration projects, which impacts our future revenues and gross margins. Our average contract price decreased from $115,986 for the year ended December 31, 2024 to $58,543 for the year ended December 31, 2025. The average contract price is affected by number of new clients obtained, large contracts completed, and different clients customized needs. It varies across the presented financial periods.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in Japan. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. HUHU Japan started operation in July 2022. For the years ended December 31, 2025 and 2024, HUHU Japan provided services to 1 and 23 clients, and completed 199 and 81 projects, respectively. For the years ended December 31, 2025, 2024 and 2023, HUHU Japan contributed 44.1%, 54.6% and 33.9% of total revenue, respectively.

Results of Operations

For the years ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended December 31,
	2025	2024	Change	% Change
REVENUES:
System integration projects	$16,626,302	$16,586,039	$40,263	0.2%
Engineering consulting services	223,472	360,999	(137,527)	(38.1)%
Product sales	4,582,178	1,202,206	3,379,972	281.1%
Total revenues	21,431,952	18,149,244	3,282,708	18.1%
COST OF REVENUES:
System integration projects	10,796,422	10,411,189	385,233	3.7%
Engineering consulting services	51,353	42,107	9,246	22.0%
Product sales	3,500,381	1,143,385	2,356,996	206.1%
Total cost of revenues	14,348,156	11,596,681	2,751,475	23.7%
GROSS PROFIT	7,083,796	6,552,563	531,233	8.1%
OPERATING EXPENSES:
Selling expenses	1,434,220	2,068,278	(634,058)	(30.7)%
General and administrative expenses	21,809,751	3,162,801	18,646,950	589.6%
Research and development expenses	898,642	2,879,183	(1,980,541)	(68.8)%
Total operating expenses	24,142,613	8,110,262	16,032,351	197.7%
Loss from operations	(17,058,817)	(1,557,699)	(15,501,118)	995.1%
OTHER INCOME (EXPENSES):
Interest income	29,747	8,691	21,056	242.3%
Interest expense	(118,124)	(113,657)	(4,467)	3.9%
Other income, net	105,609	5,821	99,788	1714.3%
Total other expenses, net	17,232	(99,145)	116,377	(117.4)%
LOSS BEFORE INCOME TAXES	(17,041,585)	(1,656,844)	(15,384,741)	928.6%
Provision for income taxes	302,992	274,399	28,593)	10.4)%
NET LOSS	$(17,344,577)	$(1,931,243)	$(15,413,334)	798.1%

Revenues

We derive revenues from three sources: (1) system integration projects, (2) engineering consulting services, and (3) product sales.

The Company is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for optoelectronic, semiconductor, telecom and logistic industries. For the year ended December 31, 2025, our total revenue was approximately $21.4 million as compared to $18.1 million for the year ended December 31, 2024. The Company’s total revenue increased by approximately $3.3 million, or 18.1%. The overall increase in total revenue was primarily attributable to a $3.4 million increase in revenue from product sale.

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

For the year ended December 31, 2025, revenue from system integration projects was approximately $16.63 million as compared to $16.59 million, for the year ended December 31, 2024, representing an increase of $0.04 million or 0.2%, which was due to the expansion of our business in the Japanese market for the year ended December 31, 2025. The number of contracts we completed were 284 and 143 for the years ended December 31, 2025 and 2024, respectively. The average contract price decreased from $115,986 for the year ended December 31, 2024 to $58,543 for the year ended December 31, 2025.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. For the year ended December 31, 2025, revenues from engineering consulting services was $0.2 million, as compared to $0.4 million for the year ended December 31, 2024. The decrease in revenue from engineering consulting services was mainly due to a shift of focus on system integration projects for the year ended December 31, 2025.

Revenue from product sales

Revenues from product sales is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligations after the acceptance.

For the year ended December 31, 2025, our product sales were approximately $4.6 million as compared to $1.2 million for the year ended December 31, 2024. The increase of product sales revenue was due to increase in product needs along with system integration projects in the year ended December 31, 2025.

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, material costs and compensation expenses for our professionals. Our total cost of revenues increased by approximately $2.8 million or 23.7% from approximately $11.6 million for the year ended December 31, 2024 to approximately $14.3 million for the year ended December 31, 2025.

Cost of system integration projects increased by approximately $0.4 million or 3.7% from approximately $10.4 million for the year ended December 31, 2024 to approximately $10.8 million for the year ended December 31, 2025. The increase was consistent with the increase of the revenue from system integration projects.

Cost of engineering consulting services increased by approximately $0.01 million or 22.0% from approximately $0.04 million for the year ended December 31, 2024 to approximately $0.05 million for the year ended December 31, 2025. The increase was as we have established a stable engineering consulting service team, which led to the increase in staffing cost.

Cost of product sales increased by approximately $2.4 million from $1.1 million for the year ended December 31, 2024 to approximately $3.5 million for the year ended December 31, 2025. The increase was consistent with the increase of the revenue from product sales.

Gross profit

	For the Years Ended December 31,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
System integration projects	$5,829,880	35.1%	$6,174,850	37.2%	$(344,970)	(5.6)%
Engineering consulting services	172,119	77.0%	318,892	88.3%	(146,773)	(46.0)%
Product sales	1,081,797	23.6%	58,821	4.9%	1,022,976	1739.1%
Total gross profit	$7,083,796	33.1%	$6,552,563	36.1%	$531,233	8.1%

Our gross profit increased by approximately $0.5 million or 8.1% from approximately $6.6 million for the year ended December 31, 2024 to approximately $7.1 million for the year ended December 31, 2025. Gross margin as a percentage of overall revenue for the year ended December 31, 2025 and 2024 was 33.1% and 36.1%, respectively.

Gross profit for system integration projects decreased by approximately $0.3 million from approximately $6.2 million for the year ended December 31, 2024 to approximately $5.8 million for the year ended December 31, 2025. Gross profit margin for the for the years ended December 31, 2025 and 2024 was 35.1% and 37.2%, respectively. The decrease of the gross margin for the year ended December 31, 2025 was a result of increasing engineering outsourcing.

Gross profit for engineering consulting services decreased by $146,773 from $318,892 for the year ended December 31, 2024 to $172,119 for the year ended December 31, 2025. Gross profit margin for the year ended December 31 2025 and 2024 was 77.0% and 88.3%, respectively. The decrease of the gross margin for the year ended December 31 2025 was mainly due to we realized lower revenue with increased staffing cost.

Gross profit for product sales increased from $58,821 for the year ended December 31, 2024 to $1,081,797 for the year ended December 31, 2025. Gross profit margin for the years ended December 31, 2025 and 2024 was 23.6% and 4.9%, respectively. Gross profit margin for products sales was depended on the type of hardware customer needed in the process of system integration projects.

Operating Expenses

	For the Years Ended December 31,
	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling expenses	$1,434,220	$2,068,278	$(634,058)	(30.7)%
General and administrative expenses	21,809,751	3,162,801	18,646,950	589.6%
Research and development expenses	898,642	2,879,183	(1,980,541)	(68.8)%
Total operating expenses	$24,142,613	$8,110,262	$16,032,351	197.7%

Our operating expenses consist of selling, general and administrative and R&D expenses. Operating expenses increased by approximately $16.0 million or 197.7%, from approximately $8.1 million for the year ended December 31, 2024 to approximately $24.1 million for the year ended December 31, 2025. The increase in our operating expenses was primarily due to the increases in general and administrative expenses of approximately $18.6 million.

Selling expenses primarily consisted of promotional fees, advertising expenses, travel, salary and compensation expenses relating to our sales personnel and other expenses relating to our sales activities. Selling expenses decreased by approximately $0.6 million or 30.7% from approximately $2.1 million for the year ended December 31, 2024 to approximately $1.4 million for the year ended December 31, 2025 mainly due to the operation decreased consulting service fee by approximately $0.8 million, an increase of advertising expenses approximately $0.2 million.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, impairment losses, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $18.6 million or 589.6% from approximately $3.2 million for the year ended December 31, 2024 to approximately $21.8 million for the year ended December 31, 2025. The significant increase in G&A expenses was contributed by (i) an approximately $18.6 million increase in share-based compensation, (ii) an approximately $1.3 million increase in impairment losses, (iii) an decreased of consulting and audit fees approximately $1.6 million. On November 28, 2024, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which allowed for issuance of up to 2,000,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.  On January13, 2025, the Company issued 2,000,000 ordinary shares under 2024 Equity Incentive Plan. The fair value of the shares issued amounted to $8,800,000 based on a $4.4 share price on the approval date. On November 2025, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which allowed for issuance of up to 2,300,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company. On November 11, 2025, the Company issued 910,000 ordinary shares under 2025 Equity Incentive Plan. The fair value of the shares issued amounted to $9,555,000 based on a $10.5 share price on the approval date.

R&D expenses primarily consisted of materials, compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by approximately $2.0 million or 68.8% from approximately $2.9 million for the year ended December 31, 2024 to approximately $0.9 million for the year ended December 31, 2025, representing 4.2% and 15.9% of our total revenues for the year ended December 31, 2025 and 2024, respectively. The decrease was due to (i) a decrease of approximately $1.8 million in technical consulting fees charged by a third party, (ii) a decrease of approximately $0.1 million in material costs and of approximately $0.1 million other expenses.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other expense decreased from approximately $100,000 for the year ended December 31, 2024 to approximately $17,000 for the year ended December 31, 2025. The change was mainly due to a increase of approximately $28,000 in exchange loss, a increase of approximately $21,000 in interest income and of approximately $60,000 warehouse rent income, a decrease of approximately $20,000 in interest expense and of approximately $23,000 government grants.

Income tax provision

Income tax provision was $302,992 and $274,399 for the year ended December 31, 2025 and 2024, respectively. Under the EIT Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from taxable income since January 1, 2021 and HUHU China obtained the “high-tech enterprise” tax status in June 2023, which reduced its statutory income tax rate to 15%. The new certificate is valid for three years and expires in December 2025, and renewed on December, 2025, the new certificate is valid for three years and expires in December 2028. Under Japanese tax laws, the Company’s subsidiary in Japan is mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 31.9% for the years ended December 31, 2025. Under Germany tax laws, HUHU Deutschland is subject to a statutory income tax rate at 15.825% if revenue is generated in Germany. Under Singapore tax laws, subsidiary in Singapore is subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends. HUHU USA is subject to 21% federal corporate income tax and a 4.9% Arizona state income tax.

Net loss

As a result of reasons and circumstances discussed above, our net loss amounted to approximately $17.3 million for the year ended December 31, 2025, as compared to a net loss of approximately $1.9 million for the year ended December 31, 2024.

Other comprehensive loss

Foreign currency translation loss amounted to $120,836 and $281,259 for the year ended December 31, 2025 and 2024, respectively. The balance sheet amounts with the exception of equity as of December 31, 2025 were translated at RMB6.9931 to USD1.00 as compared to RMB7.2993 to USD1.00 as of December 31, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2025 and 2024 were RMB7.1875 to USD1.00 and RMB7.1957 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of December 31, 2025 were translated at JPY156.80 to USD1.00 as compared to JPY157.37 to USD1.00 as of December 31, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2025 and 2024 were JPY149.57 to USD1.00 and JPY151.46 to USD1.00, respectively. The change in the value of the JPY relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of December 31, 2025 were translated at EUR0.85 to USD1.00. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2025 were EUR0.88 to USD1.00, respectively. The change in the value of the EUR relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of December 31, 2025 were translated at SGD1.29 to USD1.00. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2025 were SGD1.31 to USD1.00, respectively. The change in the value of the SGD relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations.

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

Cost of system integration projects decreased by approximately $0.6 million or 5.8% from approximately $11.0 million for the year ended December 31, 2023 to approximately $10.4 million for the year ended December 31, 2024. The decrease was a result of reducing engineering outsourcing and implementing projects using our own personnel.

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

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and Japan. Majority of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange managements regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange management regulations on converting RMB into U.S. dollars. As of December 31, 2025, the aggregate amount of cash in banks of $2,024,619 was held at major financial institutions in the PRC. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2025, the aggregate amount of cash in banks of $2,130,682 was held at major financial institutions in the Japan. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and capital contributions from shareholders. As of December 31, 2025, we had working capital of approximately $4.2 million. For the year ended December 31, 2025, we generated net loss of approximately $17.3 million. The Company’s cash provided by operations amounted to approximately $2.9 million for the year ended December 31, 2025. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2025, we had unrestricted cash of approximately $4.4 million. As of December 31, 2025 our bank loan balance was approximately $5.5million, we expect to renew most of our bank loans based on good credit history.

We also had restricted cash of $300,296 as of December 31, 2025. Restricted cash consists of cash and cash equivalents which is used as collateral to secure notes payable. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50%-100% of the amount is required to be deposited at the bank as security for the notes payable. The Company earns interest at a variable rate per month on this restricted cash balance.

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

For the year ended December 31, 2025, 2024 and 2023

The following summarizes the key components of our cash flows for the year ended December 31, 2025, 2024 and 2023:

	For the fiscal years ended
	December 31, 2025	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$2,898,617	$(3,035,505)	$3,048,929
Net cash used in investing activities	(166,098)	(3,825,547)	(1,208,253)
Net cash (used in) provided by financing activities	(1,063,285)	7,455,178	(594,576)
Effect of exchange rate change on cash	(263,462)	(117,659)	(88,057)
Net increase in cash	$1,405,772	$476,467	$1,158,043

Operating Activities

Net cash provided by operating activities was approximately $2.9 million for the year ended December 31, 2025, which mainly consisted of approximately $17.3 million of net loss, adjustment of $19.8 million non-cash items, and changes in working capital, which primarily comprised of an decrease in note receivable of approximately $0.2 million, an decrease in inventories of approximately $0.8 million due to the inventory has been used for the engineering project, an increase in accounts payables of approximately $1.2 million due to increase of purchase volume, an increase in advance from customers of approximately $0.2 million due to more projects, and an increase in taxes payable of approximately $0.5 million, offset by an increase in accounts receivable of approximately $1.0 million due to the increase in revenue, an increase in advance to vendors of approximately $1.0 million due to more projects, an increase in prepayments and other assets of approximately $0.2 million and an decrease in operating leases payable of approximately $0.1 million.

Net cash used in operating activities was approximately $3.0 million for the year ended December 31, 2024, which mainly consisted of approximately $1.9 million of net loss, adjustment of $0.1 million non-cash items, and changes in working capital, which primarily comprised of an increase in accounts receivable of approximately $0.7 million and an increase in accounts receivable related party of approximately $0.5 million due to increase in revenue, an increase in note receivable of approximately $0.3 million due to increase in revenue, an increase in inventories of approximately $0.7 million due to more projects, offset by an increase in advance from customers of approximately $0.5 million due to more projects, an decrease in due from related parties of approximately $0.3 million, an increase in accrued expenses and other liabilities of approximately $0.2 million.

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

Investing Activities

Net cash used in investing activities was approximately $0.2 million for the years ended December 31, 2025, mainly consisting of purchases of property and equipment.

Net cash used in investing activities was approximately $3.8 million for the years ended December 31, 2024, mainly consisting of purchases of property and equipment.

Net cash used in investing activities was approximately $1.2 million for the years ended December 31, 2023, mainly consisting of purchases of land, property and equipment.

Financing Activities

Net cash used in financing activities was approximately $1.1 million for the years ended December 31, 2025, which consisted of repayment to related parties of approximately $0.2 million, repayment of notes payable of approximately $1.1 million and repayment of bank loans of approximately $10.5 million, offset by proceeds from loan third-party of approximately $0.5 million and proceeds from bank loans of approximately $10.3 million

Net cash provided by financing activities was approximately $7.5 million for years ended December 31, 2024, which consisted of proceeds from bank loans of approximately $8.6 million, proceeds from notes payable of approximately $0.6 million and proceeds from initial public offering of approximately $4.1 million, offset by repayment of bank loans of approximately $4.7 million, repayment to related parties of approximately $0.9 million, and payment of offering costs of approximately $0.4 million.

Net cash used in financing activities was approximately $0.6 million for years ended December 31, 2023, which consisted of proceeds from short-term bank loans of approximately $2.4 million and proceeds from related parties $0.3 million, offset by repayment of short-term bank loans of approximately $2.7 million, repayment of notes payable of approximately $0.4 million, and payment of offering costs of approximately $0.2 million.

Capital Expenditures

The Company made capital expenditures of approximately $0.2 million, $3.8 million and $1.2 million for the year ended December 31, 2025, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property, intangible assets and equipment in connection with our expansion in Japan. The Company will continue to make capital expenditures to meet the expected growth of its business.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended December 31, 2025, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted ASC 326, adopting a forward-looking "expected credit loss" model. We estimate the allowance for credit losses by analyzing the aging of accounts receivable, reviewing customer-specific collectability, and incorporating current conditions and reasonable, supportable forecasts regarding future economic environments. Because this assessment requires significant management judgment regarding future customer solvency and macroeconomic trends—factors that can change rapidly—the actual credit losses may differ from our estimates. Although the adoption of this standard did not have a material impact, the valuation of our allowance remains a critical estimate

Estimate of Net Realizable Value of Inventories

We value inventories at the lower of weighted average cost or net realizable value ("NRV"). NRV represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. This estimation process requires significant management judgment regarding future market demand, customer preferences, and price competition. We regularly evaluate the carrying value of our inventory by considering factors such as historical sales patterns, current market conditions, and projected future demand. If actual market conditions are less favorable than those projected by management, additional inventory valuation allowances may be required. As of December 31, 2025 and 2024, our assessment indicated that the NRV exceeded the cost for all inventory items, resulting in a valuation allowance of nil for both periods.

Estimate of the extent of progress towards project completion in revenue recognition

The Company recognizes revenue for system integration projects over time based on the extent of progress toward completion, which requires management to make significant estimates regarding total costs to be incurred under fixed-price contracts. These estimates are developed through a collaborative process involving engineering, project management, and financial personnel, and include projections for direct materials, labor, and applicable indirect costs. Because these projects are highly customized and can span up to three years, the estimation of costs at completion is a critical judgment. Management conducts monthly reviews of project schedules, technical milestones, and performance to update these estimates. Revisions to the estimated total costs are recognized in the period they are identified, and such adjustments may impact the amount of revenue recognized for performance completed in prior periods.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yujun Xiao	45	Director, Chief Executive Officer
Yinglai Wang	43	Director, Chairperson of the Board
Huiping Zhang	48	Chief Financial Officer
Xiaoming Chen	39	Chief Technology Officer
Qiang Li(1)(2)(3)	34	Independent Director
Qi Zheng(1)(2)(3)	46	Independent Director
Jin Ma(1)(2)(3)	48	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nomination Committee

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

6.B. Compensation

Compensation of Directors and Executive Officers

In fiscal year ended December 31, 2025, we paid an aggregate of $519,804 in cash to our executive officers and $90,000 in cash to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

On January 13, 2025, the Company issued an aggregate of 2,000,000 Ordinary Shares under Company’s 2024 Equity Incentive Plan to certain employees of the Company as compensation for their continued service in the Company. Following this issuance, there are no longer any shares issuable pursuant to the 2024 Equity Incentive Plan.

On October 3, 2025, the Company approved and adopted an equity incentive plan the 2025 Equity Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Incentive Plan, we are authorized to issue an aggregate of 2,300,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted pursuant to the 2025 Incentive Plan.

The following summarize the terms of the 2025 Incentive Plan.

Types of Awards. The 2025 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2025 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2025 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2025 Incentive Plan after ten years from the date the 2025 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2025 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

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

6.D. Employees

We employed 78 persons as of December 31, 2025, who were mostly located in PRC. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 25,493,749 Ordinary Shares issued and outstanding as at the date of this annual report.

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

Name of Beneficial Owner	Number	Approximate Percentage

Officers and Directors:
Yujun Xiao, Chief Executive Officer and Director(1)	18,540,000	72.72%
Yinglai Wang, Director and Chairperson(2)	18,540,000	72.72%
Huiping Zhang, Chief Financial Officer	-	-
Xiaoming Chen, Chief Technology Officer	-	-
Qiang Li	-	-
Qi Zheng	-	-
Jin Ma	-	-
All executive officers and Directors as a group (7 persons)

5% Shareholders:
Army Xiao Holdings Limited(3)	8,438,000	33.10%
Billion Wang Holdings Limited(4)	8,248,000	32.35%
Increase Willpower Limited Partnership(5)	1,854,000	7.27%

(1)	Army Xiao Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yujun Xiao is the sole shareholder and director, holds 8,438,000 Ordinary Shares. In addition, Army Xiao Holdings Limited is the general partner of Increase Willpower Limited Partnership, a limited partnership formed under the laws of the British Virgin Islands. Yujun Xiao is deemed the beneficial owner of the 8,438,000 Ordinary Shares held by Army Xiao Holdings Limited and 1,854,000 Ordinary Shares held by Increase Willpower Limited Partnership. 8,248,000 shares held by Yinglai Wang, Yujun Xiao’s spouse, are included in Mr. Xiao’s beneficial ownership numbers and percentage.

(2)	Billion Wang Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yinglai Wang is the sole shareholder and director, holds 8,248,000 Ordinary Shares. 10,292,000 shares held by Yujun Xiao, Yinglai Wang’s spouse, are included in Ms. Wang’s beneficial ownership numbers and percentage.

(3)	Army Xiao Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yujun Xiao is the sole shareholder and director, holds 8,438,000 Ordinary Shares.

(4)	Billion Wang Holdings Limited, a company formed under the laws of the British Virgin Islands, of which Yinglai Wang is the sole shareholder and director, holds 8,248,000 Ordinary Shares.

(5)	Increase Willpower Limited Partnership, a limited partnership formed under the laws of the British Virgin Islands, of which Army Xiao Holdings Limited is the general partner, holds 1,854,000 Ordinary Shares

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

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

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under PRC law.

In the ordinary course of business, during the financial years ended December 31, 2025, 2024 and 2023, the Company completed certain transactions, either at cost or current market prices, and on customary commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

Nature of relationships with related parties

(1) Related party relationships:

Name of Related Party	Relationship to the Company
Mr. Yujun Xiao	CEO of the Company and spouse of Ms. Yinglai Wang
Ms. Yinglai Wang	Chairperson of the Company and spouse of Mr. Yujun Xiao
Anhui Zhongke Shengwei Intelligent Data Co., Ltd (“Anhui Zhongke”)	Mr. Yujun Xiao is the legal representative and holds 9.51% of the shares

(2) Sales of products to a related party:

	For the year ended December 31,
	2025	2024	2023

Jiangsu Hephaesi Semiconductor Co., Ltd	$1,050,906	$506,649	$—

(3) Purchases from related party:

	For the year ended December 31,
	2025	2024	2023

Anhui Zhongke	$389,148	$676,889	$210,251

Our affiliated entity Anhui Zhongke and HUHU China entered into a software purchase agreement, whereby Anhui Zhongke sold factory management and monitoring software to HUHU China. The purchase price of the software is $389,148, $676,889 and $210,251 for the years ended December 31, 2025, 2024 and 2023, respectively. The software was then sold to customers and the purchase price of the software was included in cost of revenue.

(4) Accounts receivable-a related party:

	As of December 31,
	2025	2024
Jiangsu Hephaesi Semiconductor Co., Ltd	$516,290	$447,703

The account receivable balance as of December 31, 2025 has been approximately $0.1 million collected as of April 17, 2026.

(5) Due to a related party:

	As of December 31,
	2025	2024
Mr. Yujun Xiao	$—	$246,454

Mr. Yujun Xiaomade advances to the Company as working capital to support the Company’s operations. The balances are unsecured, interest-free and due upon demand.

(6) Due from a related party:

	As of December 31,
	2025	2024
Mr. Yujun Xiao	$2,292	$—

(7) Guaranty from related parties:

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

Voting Rights. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with the articles at any general meeting of the Company on a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder present in person or by proxy or shall have one vote for every fully paid share of which he or she is the holder.

An ordinary resolution to be passed at a meeting by the Shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the Ordinary Shares at a meeting. A special resolution will be required for approving important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our Company. Our Shareholders may, among other things, divide or combine our Ordinary Shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call Shareholders’ annual general meetings. The Amended and Restated Articles of Association provides that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten clear days is required for the convening of our Shareholders’ annual general meeting (if any) and any other general meeting of our Shareholders. A quorum required for any general meeting of Shareholders consists of, at the time when the meeting proceeds to business, two Shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third of in nominal value of our issued and outstanding Ordinary Shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide Shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Articles of Association provide that upon the requisition of any one or more of our Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to the issued and paid up Ordinary Shares of our Company at the date of deposit of the requisition, our board of Directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Amended and Restated Articles of Association do not provide our Shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such Shareholders.

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

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of Directors may determine unless otherwise approved by ordinary resolution of our Shareholders.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our Shareholders in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our Shareholders in proportion to the par value of the Ordinary Shares held by them.

Calls on Shares and Forfeiture of Ordinary Shares. Our board of Directors may from time to time make calls upon Shareholders for any amounts unpaid on their shares in a notice served to such Shareholders at least 14 days prior to the specified time and place of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares. The Amended and Restated Articles of Association authorize our board of Directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The Amended and Restated Articles of Association also authorizes our board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of Shareholders or our corporate records. However, the Amended and Restated Articles of Association have provisions that provide our Shareholders the right to inspectthat our register of shareholders shall be open to inspection by our Shareholders without charge, and to receive our annual audited financial statements for such times and on such days as our board of Directors shall determine. See “Where You Can Find Additional Information”.

Anti-Takeover Provisions. Some provisions of the Amended and Restated Articles of Association may discourage, delay or prevent a change of control of our company or management that Shareholders may consider favorable, including provisions that authorize our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our Shareholders.

However, under Cayman Islands law, our Directors may only exercise their rights and powers for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) three-fourths in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number ofrepresenting three-fourths in value of the creditors or each class of shareholders and creditors, as the case may be, with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the Amended and Restated Memorandum and Articles of Association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and the Amended and Restated Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened and may not be taken by written consent of the shareholders without a meeting.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Articles of Association allow our Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to the issued and paid up Ordinary Shares of our Company entitled to vote at general meetings at the date of the deposit to requisition an extraordinary general meeting of our Shareholders, in which case our board of Directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a Shareholders’ meeting, the Amended and Restated Articles of Association do not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call Shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under the Amended and Restated Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the Amended and Restated Memorandum and Articles of Association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, the Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Provided that our Cayman Islands holding company, HUHUTECH, is not deemed to be a PRC resident enterprise, holders of the Ordinary Shares and Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or Ordinary Shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and Ordinary Shares by investors through a public stock exchange where such shares or Ordinary Shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in the PRC — We face uncertainties with respect to indirect transfers of equity interests in our PRC subsidiaries.”

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our bank loans. Increased interest rates may have a material impact on our results of operations and financial condition. For the years ended December 31, 2025, 2024 and 2023, the Company recorded bank loan interest expenses of $118,124, $113,657 and $72,197, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of December 31, 2025, we had approximately $5.5 million bank loans. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-291647), which was declared effective by the SEC on December 18, 2025.

On March 26, 2026, the Company entered into a securities purchase agreement with an unrelated third-party investor for a registered direct offering of (i) 520,000 Ordinary Shares at US$1.50 per share and (ii) pre-funded warrants to purchase up to 2,080,000 Ordinary Shares at US$1.4999975 per warrant. The pre-funded warrants are immediately exercisable at US$0.0000025 per share and expire upon full exercise.

The aggregate offering price is approximately US$3.9 million. As of the date of this annual report, the Company has received gross proceeds of approximately US$2,000,000; however, the offering has not yet closed, and no securities have been issued. The remaining proceeds are expected to be received upon closing. Net proceeds (after estimated offering expenses of approximately US$81,430) will be used for working capital and general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025, 2024 and 2023. Audit services provided by Wei, Wei & Co., LLP for fiscal years ended December 31, 2025, 2024 and 2023 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) – Wei, Wei & Co., LLP	238,309	356,581	235,000
Total	238,309	356,581	235,000

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

Nasdaq Listing Rule 5635(c)

In October 2025, the board of directors of the Company adopted the 2025 Equity Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the financial year ended December 31, 2025.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on April 29, 2025)
4.1*	Form of Employment Agreement by and between Executive Officers and the Company
4.2*	Form of Lock-Up Agreement
4.3*	English Translation of Lease Agreement between the Company and Yue Li Leasing Service (Nanjing) Co., Ltd. (No. 13, Jinding Road, Qiaolin Street, Pukou District, Nanjing City, Jiangsu Province, China)
4.4*	English Translation of Lease Agreement between the Company and Li Xun (Room 804, Unit 2, Building 13, Zuoling New City 3rd Community, Gaoxin Avenue, Donghu High-tech Zone, Wuhan City, Hubei Province, China)
4.5*	English Translation of Lease Agreement between the Company and Yan Aiqin (Room 1302, Unit 1, Building 17, Yuquan Community, Zuoling, Donghu New District, Wuhan City, Hubei Province, China)
4.6*	English Translation of Lease Agreement between the Company and Yu Hongfeng (Room 606, Building 27, Lianlian Community, Shushan District, Hefei City, Anhui Province, China)
4.7*	English Translation of Lease Agreement between the Company and Anhui Jingshang Commercial Operation Co., Ltd. (Shop room (1-3 floors) at No. 117, Building 1F, Area F, Jingshang Trade City, Yaohai District, Hefei City, Anhui Province, China)
4.8*	English Translation of Lease Agreement between the Company and Wuxi Tian’an Smart City Technology Industry Development Co., LTD (Office Building 9, Tianan Smart City, Xin’an Street, Xinwu District, Wuxi City, Jiangsu Province, China)
4.9*	English Translation of Lease Agreement between the Company and Fan Ronghua (Room 401, Building 29, Area 5, Xin’an Garden, Xin’an Street, Xinwu District, Wuxi City, Jiangsu Province, China)
4.10*	English Translation of Loan Agreement between the Company and Bank of Communications dated June 28, 2024
4.11*	English Translation of Lease Agreement between the Company and Sakura Real Estate Co., Ltd. (2-13-7, Jigyo-ku, Chuo-ku, Fukuoka shi, Japan)
4.12*	English Translation of Lease Agreement between the Company and Iida Support Co., Ltd. (2-1, Kuwamizu 2-chome, Chuo-ku, Kumamoto-shi, Japan (Room #403))
4.13*	English Translation of Lease Agreement between the Company and Iida Support Co., Ltd. (2-1, Kuwamizu 2-chome, Chuo-ku, Kumamoto-shi, Japan (Room #503))
4.14*	English Translation of Lease Agreement between the Company and Megumi (2-20, Kuwamizu 2-chome, Chuo-ku, Kumamoto-shi, Japan)
4.15*	English Translation of Property Certificate of Tianan Zhihui City property owned by the Company
4.16*	English Translation of Property Purchase Contract between the Company and regarding the purchase of Tiananzhihui City Property

4.17*	English Translation of online working capital loan general agreement between the Company and Bank of Ningbo dated July 28, 2023
4.18*	English Translation of Working Capital Loan Agreement between the Company and Bank of China (Wuxi Branch) dated August 3, 2023
4.19*	English Translation of Working Capital Loan Agreement between the Company and Bank of China (Wuxi Branch) dated August 11, 2023
4.20*	English Translation of Working Capital Loan Agreement between the Company and Bank of China (Wuxi Branch) dated November 27, 2023
4.21*	English Translation of Working Capital Loan Agreement between the Company and Bank of Jiangsu dated March 19, 2024
4.22*	English Translation of Working Capital Loan Agreement between the Company and Bank of Jiangsu dated March 26, 2024
4.23*	English Translation of Loan Agreement between the Company and Bank of Kumamoto dated April 16, 2024
4.24*	English Translation of Agreement between Li Yi System Engineering (Shanghai) Limited and the Company dated September 15, 2020
4.25*	English Translation of Sales Agreement between AUO and the Company dated December 8, 2020
4.26*	English Translation of Installation Agreement between Hefei Lanke and the Company dated April 1, 2021
4.27*	English Translation of Sales Agreement between Shiyuan and the Company dated July 9, 2021
4.28*	English Translation of Project Contract between China Electronics and the Company dated June 8, 2021
4.29*	English Translation of Employment Agreement between the Chief Executive Officer, Yujun Xiao, and the Company
4.30*	English Translation of Employment Agreement between the Chief Financial Officer, Huiping Zhang, and the Company
4.31*	English Translation of Employment Agreement between the Chief Technology Officer, Xiaoming Chen, and the Company
4.32*	English Translation of Software Purchase Agreement between the Company and Anhui Zhongke dated March 8, 2022
4.33*	English Translation of Loan Agreement between the Company and Bank of Kumamoto dated April 26, 2024
4.34*	English Translation of Loan Agreement between the Company and Bank of Ningbo dated April 29, 2024
4.35*	English Translation of Loan Agreement between the Company and Bank of China dated May 30, 2024
4.36*	English Translation of Loan Agreement between the Company and Bank of Kumamoto dated June 6, 2024
4.37*	English Translation of Loan Agreement between the Company and Bank of Communications dated June 27, 2024
4.38	2024 Equity Incentive Plan of HUHUTECH International Group Inc. (incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed with the SEC on December 6, 2024)
4.39	Director Offer Letter by and between HUHUTECH International Group Inc. and Qiang Li (incorporated by reference to Exhibit 10.1 to the report on Form 6-K filed with the SEC on February 28, 2025)
4.40	2025 Equity Incentive Plan of HUHUTECH International Group Inc. (incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed with the SEC on October 3, 2025)
8.1**	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F filed with the SEC on April 29, 2025)
12.1**	Certification of Principal Executive Officer Required by Rule 13a-14(a)
12.2**	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1***	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2***	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1**	Consent of Wei, Wei & Co., LLP
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on April 29, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed as an exhibit to our registration statement on Form F-1 (File No. 333-270958), as amended, initially filed with the SEC on March 30, 2023.

**	Filed Herewith.

***	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUHUTECH International Group Inc.

By:	/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer and Director

Date: April 28, 2026

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

HUHUTECH International Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HUHUTECH International Group Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

April 28, 2026

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	$4,428,602	$3,102,865
Restricted cash	300,296	220,261
Note receivable	86,149	254,092
Accounts receivable, net	9,249,042	9,185,586
Accounts receivable – a related party	516,290	447,703
Inventories	1,103,685	1,175,241
Advance to vendors	1,215,220	150,637
Prepayments and other assets, net	295,738	80,137
Due from related parties	2,292	—
TOTAL CURRENT ASSETS	17,197,314	14,616,522

Property, plant and equipment, net	4,277,525	4,978,080
Intangible assets, net	45,115	79,985
Deferred tax assets	684,847	326,087
Right-of-use assets, net	159,685	183,815
TOTAL ASSETS	$22,364,486	$20,184,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term bank loans	$3,359,025	$5,273,678
Long-term bank loans - current	230,397	—
Loan payable from third-party	500,000	—
Notes payable	—	733,996
Accounts payable	5,390,732	4,466,933
Due to a related party	—	246,454
Advance from customers	1,698,526	1,403,628
Accrued expenses and other liabilities	801,422	732,419
Taxes payable	884,694	356,889
Operating lease liabilities – current	142,076	104,088
TOTAL CURRENT LIABILITIES	13,006,872	13,318,085
Long term loans	1,919,974	260,299
Operating lease liabilities – non–current	22,582	80,636
TOTAL LIABILITIES	14,949,428	13,659,020

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0000025 par value, 20,000,000,000 shares authorized, 24,103,749 and 21,173,413 shares issued and outstanding as of December 31, 2025 and 2024, respectively	60	53
Additional paid-in capital	23,050,345	4,695,350
Statutory reserves	343,077	343,077
(Accumulated deficit) retained earnings	(15,317,791)	2,026,786
Accumulated other comprehensive loss	(660,633)	(539,797)
TOTAL SHAREHOLDERS’ EQUITY	7,415,058	6,525,469
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,364,486	$20,184,489

 The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2025	2024	2023

Revenues – third parties	$20,381,046	$17,642,595	$16,732,688
Revenues – related party	1,050,906	506,649	—
Total Revenues	21,431,952	18,149,244	16,732,688
Cost of revenues – third parties	13,959,008	10,919,792	11,110,545
Cost of revenues – related party	389,148	676,889	210,251
Total cost of revenues	14,348,156	11,596,681	11,320,796
Gross profit	7,083,796	6,552,563	5,411,892

Operating expenses:
Selling expenses	1,434,220	2,068,278	871,797
General and administrative expenses	21,809,751	3,162,801	1,036,922
Research and development expenses	898,642	2,879,183	1,341,221
Total operating expenses	24,142,613	8,110,262	3,249,940
(Loss) income from operations	(17,058,817)	(1,557,699)	2,161,952

Other income (expense):
Interest income	29,747	8,691	7,279
Interest expense	(118,124)	(113,657)	(72,197)
Other income, net	105,609	5,821	492,123
Total other income (expense), net	17,232	(99,145)	427,205

(Loss) income before income taxes	(17,041,585)	(1,656,844)	2,589,157

Provision for income taxes	302,992	274,399	255,570

Net (loss) income	(17,344,577)	(1,931,243)	2,333,587

Other comprehensive loss
Foreign currency translation adjustments	(120,836)	(281,259)	(105,029)
Comprehensive (loss) income	$(17,465,413)	$(2,212,502)	$2,228,558

(Loss) earnings per share*
Basic and diluted	$(0.75)	$(0.10)	$0.47

Weighted average number of shares outstanding
Basic and diluted	23,233,110	20,208,803	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive income	Total shareholders’
	Shares	Amount	capital	reserves	earnings	(loss)	equity
Balance at December 31, 2022	20,000,000	$50	$1,738,179	$204,604	$1,762,915	$(153,509)	$3,552,239
Net income	—	—	—	—	2,333,587	—	2,333,587
Statutory reserves appropriation	—	—	—	138,473	(138,473)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(105,029)	(105,029)
Balance at December 31, 2023	20,000,000	$50	$1,738,179	$343,077	$3,958,029	$(258,538)	$5,780,797
Shares issued in initial public offering	1,173,413	3	2,957,171	—	—	—	2,957,174
Net loss	—	—	—	—	(1,931,243)	—	(1,931,243)
Foreign currency translation adjustments	—	—	—	—	—	(281,259)	(281,259)
Balance at December 31, 2024	21,173,413	$53	$4,695,350	$343,077	$2,026,786	$(539,797)	$6,525,469
Net loss	—	—	—	—	(17,344,577)	—	(17,344,577)
Share-based compensation	2,930,336	7	18,354,995	—	—	—	18,355,002
Foreign currency translation adjustments	—	—	—	—	—	(120,836)	(120,836)
Balance at December 31, 2025	24,103,749	$60	$23,050,345	$343,077	$(15,317,791)	$(660,633)	$7,415,058

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(17,344,577)	$(1,931,243)	$2,333,587
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	290,556	326,471	214,106
Provision for credit losses	1,299,972	1,900	25,335
Deferred tax (benefits) provision expense	(335,241)	(274,609)	11,950
Share-based compensation	18,355,002	—	—
Loss from disposal of property, plant and equipment	5,775	—	—
Amortization of operating lease right-of-use assets	153,807	62,062	53,307
Changes in operating assets and liabilities:
Accounts receivable	(1,006,149)	(724,911)	(2,817,167)
Accounts receivable a related party	(47,658)	(454,150)	—
Notes receivable	174,226	(257,751)	—
Inventories	780,827	(669,170)	851,308
Prepayments and other assets	(206,843)	97,665	50,862
Advance to vendors	(1,029,372)	(88,917)	(5,119)
Accounts payable	1,159,736	52,879	1,603,497
Accrued expenses and other liabilities	30,075	188,280	115,482
Advance from customers	227,024	493,048	446,802
Taxes payable	506,575	(40,645)	246,100
Due from related parties	—	250,495	—
Operating leases liabilities	(115,118)	(66,909)	(81,121)
Net cash provided by (used in) operating activities	2,898,617	(3,035,505)	3,048,929

Cash flows from investing activities:
Additions to property, plant, and equipment	(164,593)	(3,825,547)	(1,205,784)
Proceeds from disposal of property and equipment, net	3,033	—	—
Acquisition of intangible asset	(4,538)	—	(2,469)
Net cash used in investing activities	(166,098)	(3,825,547)	(1,208,253)

Cash flows from financing activities:
Payments to related parties	(231,304)	(868,438)	—
Loans from third party	500,000	—	—
Advances from related parties	—	—	325,642
Proceeds from initial public offering	—	4,117,955	—
(Repayments of) proceeds from bank acceptance notes payable, net	(1,145,360)	642,004	(389,894)
Proceeds from short-term bank loans	7,868,480	7,905,066	3,135,195
Repayment of short-term bank loans	(10,042,446)	(4,223,122)	(3,417,645)
Proceeds from long-term bank loans	2,412,528	694,859	—
Repayment of long-term bank loans	(425,183)	(430,813)	—
Payment of offering costs	—	(382,333)	(247,874)
Net cash (used in) provided by financing activities	(1,063,285)	7,455,178	(594,576)

Effect of exchange rate changes on cash and restricted cash	(263,462)	(117,659)	(88,057)
Net increase in cash and restricted cash	1,405,772	476,467	1,158,043
Cash and restricted cash, beginning of year	3,323,126	2,846,659	1,688,616
Cash and restricted cash, end of year	$4,728,898	$3,323,126	$2,846,659

Reconciliation of cash and restricted cash, end of year
Cash	$4,428,602	$3,102,865	$2,739,530
Restricted cash	300,296	220,261	107,129
Cash and restricted cash, end of year	$4,728,898	$3,323,126	$2,846,659

Supplemental cash flow disclosures:
Cash paid for income tax	$9,738	$97,101	$68,649
Cash paid for interest	$81,695	$36,403	$68,255

Non-cash activities:
Right-of-use assets obtained in exchange for operating lease obligations	$118,994	$79,591	$323,290
Reclassification of deferred offering costs	$—	$1,160,781	$—
Reclassification of construction in progress to inventory	666,327	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

HUHUTECH International Group Inc. (“HUHUTECH” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 8, 2021. HUHUTECH, through its wholly-owned subsidiaries is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the People’s Republic of China (“China” or “PRC”), Japan, United States and Singapore.

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

Details of the subsidiaries of the Company as of December 31, 2025 are set out below:

Name of Entity	Date of Incorporation/Acquisition	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
HUHUTECH (HK) Limited (“HUHU HK”)	July 28, 2021	Hong Kong, PRC	100% by HUHUTECH	Investment holding
Wuxi-Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”)	December 10, 2021	PRC	100% by HUHU HK	Investment holding
Jiangsu Huhu Electromechanical Technology Co., Ltd. (“HUHU China”)	August 20, 2015	PRC	100% by WFOE	System integration and engineering services
Huhu Technology Co., Ltd. (“HUHU Japan”)	April 25, 2022	JAPAN	100% by HUHUTECH	System integration and engineering services
Aspirational Technology Co. (“HUHU USA”)	January 30, 2025	USA	100% by HUHUTECH	System integration and engineering services
Huhu Technologies Deutschland GmbH (HUHU “Deutschland”)*	May 7, 2025	Germany	100% by HUHUTECH	System integration and engineering services
Huhu Technology Singapore Pte. Ltd (HUHU “Singapore”)	August 6, 2025	SINGAPORE	100% by HUHUTECH	System integration and engineering services

*	The Company arranged the establishment of Huhu Deutschland with an employee as a nominee shareholder and legal representative. On March 7, 2025, the Company acquired the 100% equity interest in Huhu Deutschland from the employee for a consideration of €25,000, equivalent to the initial capital. Before the acquisition, HUHU Deutschland had no operation and did not meet the definition of a “business”. Given the fact that the Company effectively controls Huhu Deutschland since its inception, the Company believes the above restructure shall be accounted for under common control in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), ASC805-50-25-2 and ASC 805-50-45.

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

Restricted cash

Restricted cash consists of which are used as collateral to secure note payable. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50% to 100% of the amount is required to be deposited at the bank as security for the notes payable. The security deposit for notes payable amounted to nil and $220,261 as of December 31, 2025 and 2024, respectively. The Company earns interest at a variable rate per month on this restricted cash balance.

Notes receivable

Notes receivable are primarily bank acceptance notes. The Company’s accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Company’s accounts receivable from the customer is derecognized. The notes receivable amounted to $86,149 and $254,092 as of December 31, 2025 and 2024, respectively. The Company reviews its notes receivable on a regular basis to determine if any allowance is necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. The allowance for credit losses of notes receivable has been nil.

Accounts receivable, net

The Company followed ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): in measurement and recognition of expected credit losses for financial assets held and not accounted for at fair value through net income. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $1,719,781 and $367,577 as of December 31, 2025 and 2024, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories

Inventories are materials stated at the lower of cost or net realizable value. Costs include purchase price and related shipping costs. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as an inventory valuation allowance. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. As of December 31, 2025 and 2024, the inventory valuation allowance was nil.

Advances to vendors

Advance to vendors consists of balances paid to suppliers for technical services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company determines the adequacy of the allowance by evaluating all available information, and then records specific allowances for those advances based on the available facts and circumstances. As of December 31, 2025 and 2024, the allowance for uncollectible advances to vendors was nil.

Prepayments and other assets, net

Prepayments and other assets primarily consist of prepaid rents, expenses and deposit, which are presented net of allowance for credit losses. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Prepayment and other assets are written off against the allowances only after exhaustive collection efforts. The allowance for uncollectible balances amounted to $3,620 and $3,468 as of December 31, 2025 and 2024, respectively.

Land, property, plant and equipment, net

Land is recorded at cost. Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office equipment	3 – 5 years
Transportation equipment	2 – 4 years
Building	4 – 20 years
Leasehold improvement	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive (loss) income in other income or expenses.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets consist primarily of the Type Class A license in China in construction and computer software. Type Class A license in construction is valid for five years and subject to renewal. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

License	5 years
Computer software	3 – 5 years

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues primarily from three sources: (1) system integration projects; (2) product sales; (3) engineering consulting services. Contracts with customers do not include cancellation or refund provisions. Payment is generally due within 6 to 12 months of delivery; consequently, the Company has determined that these contracts contain no significant financing components.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The contract holdback is recognized as revenue after the warranty period has expired. The warranty holdback amounted to $773,330 and $624,633 as of December 31, 2025 and 2024, respectively. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts monthly reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

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

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. Expenses related to these types of services are recognized as incurred. Revenue from engineering consulting services was nil due to a shift of focus on system integration projects for the years ended December 31, 2025.

Contract balances

Accounts receivable represent amounts for which the Company has an unconditional right to consideration, including amounts recognized as revenue upon the satisfaction of performance obligations but not yet invoiced. Under the Company’s contractual arrangements, the right to payment becomes unconditional upon the completion of services and customer acceptance. Consequently, the Company had no contract assets as of December 31, 2025 and 2024.

Unearned revenues consist of payments received from customers related to unsatisfied performance obligations at the end of the period. These balances are recorded as advance from customers. Advance from customer amounted to $1,698,526 and $1,403,628 at December 31, 2025 and 2024, respectively. Revenue recognized that was included in contract liabilities at the beginning of the year was $944,609, $765,649 and $426,880 for the years ended December 31, 2025, 2024 and 2023, respectively. All unsatisfied performance obligation are expected to be fulfilled within the next twelve months and no significant financing component is involved. The Company’s revenue arrangement do not include significant financing component because the duration between customer payment and the transfer of promised services is less than 12 months. Security deposit held for more than 12 months are recorded at present value using the Company’s primary borrowing rate, however, the impact of discounted interest expense was immaterial for the years ended December 31, 2025, 2024 and 2023.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenues

For the years ended December 31, 2025, 2024 and 2023, the disaggregation of revenues by major revenue stream is as follows:

	For the years ended December 31,
	2025	2024	2023
System integration projects	$16,626,302	$16,586,039	$16,254,922
Product sales	4,582,178	1,202,206	273,054
Engineering consulting services	223,472	360,999	204,712
Total	$21,431,952	$18,149,244	$16,732,688

Revenue by geographic area

The following table presents revenue by geographic location for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
PRC	$11,297,071	$8,237,285	$11,056,162
Japan	9,452,279	9,911,959	5,676,526
USA	191,786	—	—
Singapore	490,816	—	—
Total revenues	$21,431,952	$18,149,244	$16,732,688

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

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT in PRC subsidiaries. The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Consumption tax

The Japan consumption tax is the difference between the total sales and total purchases and consumption tax rate range from 3% to 10%, depending on the type of products sold and or service provided. Entities that are consumption tax general taxpayers are allowed to offset qualified input consumption tax paid to suppliers against their output consumption tax liabilities. Net consumption tax balance between input consumption tax and output consumption tax is recorded in taxes payable. All of the consumption tax returns filed by the Company’s subsidiaries in Japan remain subject to examination by the tax authorities for seven years from the date of filing.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government grants

Government grants are recognized in “Other income, net” or as a reduction of specific costs and expenses for which the grants are intended to compensate. These amounts are recorded upon receipt, provided all attached conditions have been fulfilled. For the years ended December 31, 2025, 2024 and 2023, the Company received $43,578, $20,846 and $486,562 of government grants in China for various research programs, respectively. The benefit of these government grants, net of taxes, on net (loss) income per share (basic and diluted) was $0.002, $0.001 and $0.02 for the years ended December 31, 2025, 2024 and 2023, respectively.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Germany

Under Germany tax laws, HUHU Deutschland is subject to a statutory income tax rate at 15.825% if revenue is generated in Germany.

USA

HUHU USA is subject to 21% federal corporate income tax and a 4.9% Arizona state income tax.

Singapore

Under Singapore tax laws, subsidiary in Singapore is subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Hong Kong

Under Hong Kong tax laws, HUHU HK is subject to a tax rate of 8.25% on assessable profits up to $255,102 (HK$2,000,000) and a tax rate of 16.5% on any part of assessable profits over $255,102 (HK$2,000,000) if revenue is generated in Hong Kong, and it is exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. HUHU China was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2022. The certificate is valid until December 2025.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The impact of the tax treatment noted above decreased PRC taxes by nil, nil and $140,305 for the years ended December 31, 2025, 2024 and 2023, respectively. The benefit of the preferred tax treatment on net (loss) income per share (basic and diluted) was nil, nil and $0.03 for the years ended December 31, 2025, 2024 and 2023, respectively.

Japan

The Company’s subsidiary in Japan is mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 31.9%, 31.9% and 31.9% for the years ended December 31, 2025, 2024 and 2023, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended December 31, 2025, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(Loss) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Share-based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee and non-employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Period End RMB: USD exchange rate	6.9931	7.2993	7.0999
Period Average RMB: USD exchange rate	7.1875	7.1957	7.0809
Period End JPY: USD exchange rate	156.80	157.37	140.80
Period Average JPY: USD exchange rate	149.57	151.46	140.82
Period End EUR: USD exchange rate	0.8521	0.9661	—
Period Average EUR: USD exchange rate	0.8845	0.9242	—
Period End SGD: USD exchange rate	1.2859	—	—
Period Average SGD: USD exchange rate	1.3065	—	—

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

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes. These reclassifications had no effect on previously reported net income (loss), total assets, or shareholders’ equity.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC, USA, Singapore, Germany and Japan as a single segment.

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2025 and 2024, the aggregate amount of cash of $2,024,619 and $1,851,830, respectively, was held at major financial institutions in PRC. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of December 31, 2025 and 2024, the Company had $2,130,682 and $1,211,701 in bank accounts in Japan. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank. As of December 31, 2025 and 2024, the Company had $99,572 and nil in bank accounts in USA. Cash balances in bank accounts in USA are insured pursuant to the Federal Deposit Insurance Act. Under the Federal Deposit Insurance Act in USA, the maximum amount of protection is USD 0.25 million per customer within one bank. As of December 31, 2025 and 2024, the Company had $56,232 and nil in bank accounts in Germany. Cash balances in bank accounts in Germany are insured pursuant to the Einlagensicherungsgesetz (EinSiG). Under the EinSiG in Germany, the maximum amount of protection is EUR 0.1 million (approximately $117,000) per customer within one bank. As of December 31, 2025 and 2024, the Company had $80,950 and nil in bank accounts in Singapore. Cash balances in bank accounts in Singapore are insured pursuant to the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011. Under the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 in Singapore, the maximum amount of protection is SGD 0.1 million (approximately $78,000) per customer within one bank. As a result, balance in bank that not covered by Deposit Insurance Act were $3,759,538 and $2,434,205 as of December 31, 2025 and 2024, respectively. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Significant customers

For the year ended December 31, 2025, one customer accounted for 26.2% of total revenues. For the year ended December 31, 2024, three customers accounted for 28.7%, 14.9% and 10.7% of total revenues, respectively. For the year ended December 31, 2023, one customer accounted for 22.6% of total revenues. As of December 31, 2025, two customers accounted for 16.1% and 10.0% of total accounts receivable, respectively. As of December 31, 2024, four customers accounted for 13.8%, 12.2%, 11.1% and 10.0% of total accounts receivable, respectively.

(c)	Significant suppliers

For the year ended December 31, 2025, no supplier accounted for more than 10% of total purchases. For the year ended December 31, 2024, one supplier accounted for approximately 12.0% of total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 14.5% 14.0% and 11.5% of total purchases, respectively. As of December 31, 2025, three suppliers accounted for approximately 11.9%, 11.1% and 10.6% of total accounts payable, respectively. As of December 31, 2024, two suppliers accounted for approximately 18.0% and 16.7% of total accounts payable, respectively.

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

The Company’s functional currency is the local currency where the subsidiary operates in, mainly RMB and JPY, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces U.S. government policy may impact the exchange rate between the local currencies and the U.S. dollar in the future. The change in the value of the local currencies relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB and JPY. To the extent that the Company needs to convert U.S. dollars into RMB and JPY for capital expenditures and working capital and other business purposes, appreciation of RMB and JPY against U.S. dollars would have an adverse effect on the RMB and JPY amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB and JPY into U.S. dollars for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollars against RMB and JPY would have a negative effect on the U.S. dollar amount available to the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after January 1, 2025. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Group’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company does not expect the adoption of this standard will have a material impact on its Consolidated Financial Statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Group’s 2029 fiscal year annual reporting period, with early adoption permitted. The Group is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	December 31, 2025	December 31, 2024
Accounts receivable from third-party customers	$10,968,823	$9,553,163
Less: allowance for credit losses	(1,719,781)	(367,577)
Account receivable, net	$9,249,042	$9,185,586

	December 31, 2025	December 31, 2024
Accounts receivable from non-state-owned customers	$8,282,192	$6,953,823
Accounts receivable from state-owned customers	2,686,631	2,599,340
Less: allowance for credit losses	(1,719,781)	(367,577)
Account receivable, net	$9,249,042	$9,185,586

Allowance for credit losses movement is as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$367,577	$375,975
Provision	1,336,110	1,900
Foreign currency translation adjustments	16,094	(10,298)
Ending balance	$1,719,781	$367,577

Approximately $2.7 million or 24.2% of the account receivable balance as of December 31, 2025 has been collected as of April 16, 2026.

NOTE 4 — INVENTORIES

Inventories consist of the following:

	December 31, 2025	December 31, 2024
Finished	$1,103,685	$1,175,241

As of December 31, 2024 and December 31, 2025, the company has not made any provision for inventory impairment.

NOTE 5 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets consisted of the following:

	December 31, 2025	December 31, 2024
Prepaid rents	$19,642	$18,000
Deposits	42,197	27,906
Prepaid expense	80,674	37,699
Value-added tax refund and income tax refund	156,845	—
Less: allowance for uncollectible balances	(3,620)	(3,468)
Prepayments and other current assets; net	$295,738	$80,137

Allowance for credit losses movement is as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$3,468	$3,565
Foreign currency translation adjustments	152	(97)
Ending balance	$3,620	$3,468

NOTE 6 — LAND, PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31, 2025	December 31, 2024
Building	$3,046,014	$481,664
Office equipment	471,350	385,168
Transportation equipment	483,852	491,370
Land	948,703	698,894
Leasehold improvement	264,284	211,487
Construction in progress	—	3,387,585
Subtotal	5,214,203	5,656,168
Less: accumulated depreciation	(936,678)	(678,088)
Property and equipment, net	$4,277,525	$4,978,080

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $247,358, $284,421 and $172,152, respectively. Construction in progress as of December 31, 2024 primarily represents the new office building under construction for HUHU Japan, which is completed and transferred to building in year 2025.

NOTE 7 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization.

	December 31, 2025	December 31, 2024
License	$228,587	$214,422
Computer software	2,560	2,560
Less: accumulated amortization	(186,032)	(136,997)
Intangible assets, net	$45,115	$79,985

Amortization expenses were $41,873, $42,050 and $41,954 for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated future amortization expenses are as follows:

Years ending December 31,	Estimated Amortization Expense
2026	$40,241
2027	832
2028	491
2029	320
2030	320
2031 and thereafter	2,911
Total	$45,115

NOTE 8 — LEASES

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

Total lease expense amounted to $161,073 for the year ended December 31, 2025, which included $7,266 interest and $153,807 amortization expenses of ROU assets. Total lease expense amounted to $67,142 for the year ended December 31, 2024, which included $5,080 interest and $62,062 amortization expenses of ROU assets. Total cash paid for operating leases amounted to $190,942, $116,298 and $120,617 for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2025	December 31, 2024
Right-of-use assets, net	$159,685	$183,815
Operating lease liabilities – current	$142,076	$104,088
Operating lease liabilities – non-current	22,582	80,636
Total operating lease liabilities	$164,658	$184,724

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.16
Weighted average discount rate	2.3%

The following is a schedule of maturities of lease liabilities as of December 31, 2025:

Years ending December 31
2026	$144,881
2027	22,747
Total future minimum lease payments	$167,628
Less: imputed interest	2,970
Total	$164,658

NOTE 9 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Payroll payable	$651,006	$496,766
Rent payable	28,119	81,178
Equipment payable	—	38,105
Other payables	122,297	116,370
Total	$801,422	$732,419

NOTE 10 — LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	December 31, 2025	December 31, 2024
Bank of Ningbo
Interest rate of 3.7%, from April 29, 2024 to April 28, 2025	—	136,999
Interest rate of 2.0%, from December 26, 2024 to December 25, 2025	—	273,999
Bank of Communications
Interest rate of 2.98%, from June 27, 2024 to June 27, 2025	—	821,997
Interest rate of 2.98%, from June 28, 2024 to June 28, 2025	—	410,998
Interest rate of 2.98%, from October 11, 2024 to October 11, 2025	—	136,999
Interest rate of 2.20%, from December 23, 2025 to June 26, 2026	428,994	—
Bank of China
Interest rate of 2.54167‰, from May 30, 2024 to May 20, 2025	—	753,497
Interest rate of 2.30%, from July 14, 2025 to July 13, 2026	643,491	—
Bank of Nanjing
Interest rate of 2.39%, from June 9, 2025 to June 8, 2026	1,000,987	—
Industrial and Commercial Bank of China
Interest rate of 2.21%, from October 30, 2025 to October 30, 2026	1,285,553
The Kumamoto Bank
Interest rate of 1.20%, from December 30, 2024 to March 31, 2025	—	1,971,192
The Higo Bank Ltd.
Interest rate of 1.86%, from November 29, 2024 to January 29, 2025	—	767,997
Total	$3,359,025	$5,273,678

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

NOTE 10 — LOANS (cont.)

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

On December 23, 2025, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $428,994 (RMB 3,000,000) with a maturity date on June 26, 2026 at a fixed annual rate of 2.20%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On July 14, 2025, the Company entered into a loan agreement with the Bank of China to obtain a loan of $643,491 (RMB 4,500,000) with a maturity date on July 13, 2026 at a fixed annual interest rate of 2.30%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On June 9, 2025, the Company entered into a loan agreement with the Bank of Nanjing to obtain a loan of $1,429,981 (RMB 10,000,000) with a maturity date on June 8, 2026 at a fixed annual interest rate of 2.39%. After the repayment of $428,994 during fiscal year 2025, the loan balance was $1,000,987 as of December 31, 2025. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On October 30, 2025, the Company entered into a loan agreement with the Industrial and Commercial Bank of China to obtain a loan of $1,428,551 (RMB 9,990,000) with a maturity date on October 30, 2026 at a fixed annual interest rate of 2.21%. After the repayment of $142,998 during fiscal year 2025, the loan balance was $1,285,553 as of December 31, 2025. Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

NOTE 10 — LOANS (cont.)

Long-term bank loans

Long-term bank loans consisted of the following:

	December 31, 2025	December 31, 2024
Bank of Jiangsu
Interest rate of 3.6%, from March 19, 2024 to March 18, 2026	—	260,299
The Kumamoto Bank
Interest rate of 1.585%, from April 18, 2025 to March 31, 2035	2,150,371	—
Total	$2,150,371	$260,299
Less: Long-term bank loans - current	230,397	—
Long-term bank loans - non-current	$1,919,974	$260,299

On March 19, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $273,999 (RMB 2,000,000) with a maturity date on March 18, 2026 at a fixed annual interest rate of 3.6%. After the repayment of $13,700 during fiscal year 2024, the loan balance was $260,299 as of December 31, 2024. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid on November 14, 2025.

On April 18, 2025, the Company entered into a loan agreement with the Bank of Kumamoto to obtain a loan of $2,303,969 (JPY 360,000,000) with a maturity date on March 31, 2035 at a fixed annual interest rate of 1.585%. After the repayment of $153,598 during fiscal year 2025, the loan balance was $2,150,371 as of December 31, 2025. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loan.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded bank loan interest expenses of $118,124, $113,657 and $72,197, respectively.

NOTE 11 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related party balances as of December 31, 2025 and 2024, and transactions for the years ended December 31, 2025 and 2024 are as follows:

(1)	Related party relationships:

Name of Related Party	Relationship to the Company
Mr. Yujun Xiao	CEO of the Company and spouse of Ms. Yinglai Wang
Ms. Yinglai Wang	Chairperson of the Company and spouse of Mr. Yujun Xiao
Anhui Zhongke Shengwei Intelligent Data Co., Ltd (“Anhui Zhongke”)	Mr. Yujun Xiao is the legal representative and holds 9.51% of the shares
Jiangsu Hephaesi Semiconductor Co., Ltd	Mr. Yujun Xiao is the legal representative and holds 2% of the shares

(2)	Sales of products to a related party:

	For the years ended December 31,
	2025	2024	2023
Jiangsu Hephaesi Semiconductor Co., Ltd	$1,050,906	$506,649	$—

(3)	Purchases from a related party:

	For the years ended December 31,
	2025	2024	2023
Anhui Zhongke	$389,148	$676,889	$210,251

Our affiliated entity Anhui Zhongke and HUHU China entered into a software purchase agreement, whereby Anhui Zhongke sold factory management and monitoring software to HUHU China. The purchase price of the software is $389,148, $676,889 and $210,251 for the years ended December 31, 2025, 2024 and 2023, respectively. The software was then sold to customers and the purchase price of the software was included in cost of revenue.

NOTE 11 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(4)	Accounts receivable-a related party:

	As of December 31,	As of December 31,
	2025	2024
Jiangsu Hephaesi Semiconductor Co., Ltd	$516,290	$447,703

The account receivable balance as of December 31, 2025 has been approximately $0.1 million collected as of April 17, 2026.

(5)	Due to a related party:

	As of December 31,	As of December 31,
	2025	2024
Mr. Yujun Xiao	$—	$246,454

Mr. Yujun Xiaomade advances to the Company as working capital to support the Company’s operations. The balances are unsecured, interest-free and due upon demand.

(6)	Due from a related party:

	As of December 31,	As of December 31,
	2025	2024
Mr. Yujun Xiao	$2,292	$—

The balance represented travel advances issued to Mr. Yujun Xiao, which was later settled and recognized as expense reimbursements.

NOTE 12 — TAXES

Corporate Income Taxes (“CIT”)

The income before taxes by geographic area is as follows:

	For the year ended December 31,
	2025	2024	2023
(Loss) income before taxes:
China	$(781,458)	$(773,090)	$1,403,006
Japan	2,751,004	2,705,967	1,186,251
USA	(106,235)	—	—
Germany	(255,623)	—	—
Singapore	(21,335)	—	—
Cayman	(18,627,938)	(3,589,721)	(100)
Total (loss) income before taxes	$(17,041,585)	$(1,656,844)	$2,589,157

The components of the income tax provision are as follows:

	For the year ended December 31,
	2025	2024	2023

Current income tax expense	$638,233	$549,008	$243,620
Deferred income tax expense	(335,241)	(274,609)	11,950
Total provision for income taxes	$302,992	$274,399	$255,570

NOTE 12 — TAXES (cont.)

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the year ended December 31,
	2025	2023	2023
PRC statutory tax rate	$25.0%	$25.0%	$25.0%
Effect of different tax jurisdiction	(27.2)%	(45.8)%	(2.3)%
Effect of PRC preferential tax rate	—%	—%	(5.4)%
Research and development (“R&D”) tax credit	—%	—%	(13.0)%
Non-deductible items*	0.4%	4.2%	5.6%
Effective tax rate	$(1.8)%	$(16.6)%	$9.9%

*	Non-deductible items represent excess expenses and losses not deductible for PRC tax purpose.

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Allowance for credit losses	$258,510	$51,763
Net operating losses	426,337	274,324
Total deferred tax assets	$684,847	$326,087

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of December 31, 2025 and 2024.

Taxes payable

Taxes payable consists of the following:

	December 31, 2025	December 31, 2024
Income tax payable	$399,156	$111,313
VAT payable	482,587	242,826
Other taxes payable	2,951	2,750
Total taxes payable	$884,694	$356,889

NOTE 13 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was authorized to issue 5,000,000,000 Ordinary Shares with a par value of $0.00001 each. On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. As of December 31, 2025 and 2024, 24,103,749 and 21,173,413 Ordinary Shares are issued and outstanding, respectively.

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

Underwriter’s Warrants

In connection with closing of the IPO on October 23, 2024, the Company granted to the underwriter or its designated affiliates share purchase warrants (“Underwriter’s Warrants”) to purchase a number of Ordinary Shares equal to 58,670 Ordinary Shares sold in the IPO. Such warrants shall have an exercise price equal to 125% of the offering price of the Ordinary Shares sold in the IPO. The Underwriter Warrants will be exercisable during the four and half year period commencing six months from the commencement date of sales in the offering. The Company determined the Underwriter’s Warrants issued in connection with IPO was classified as equity, because they are indexed to its own shares and meet the requirements for the equity classification.

On July 15, 2025, the underwriter delivered an exercise notice to the Company for the cashless exercise of 8,916 warrants, resulting in the issuance of 2,646 shares of the Company’s ordinary shares.

On July 17, 2025, the underwriter delivered an exercise notice to the Company for the cashless exercise of 20,419 warrants, resulting in the issuance of 5,938 shares of the Company’s ordinary shares.

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

On September 19, 2025, the underwriter delivered an exercise notice to the Company for the cashless exercise of 29,335 warrants, resulting in the issuance of 5,938 shares of the Company’s ordinary shares.

Share-based Compensation

On November 28, 2024, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which allowed for issuance of up to 2,000,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.  On January13, 2025, the Company issued 2,000,000 ordinary shares under 2024 Equity Incentive Plan. The fair value of the shares issued amounted to $8,800,000 based on a $4.4 share price on the approval date.

On October 23, 2025, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which allowed for issuance of up to 2,300,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company. On November 11, 2025, the Company issued 910,000 ordinary shares under 2025 Equity Incentive Plan. The fair value of the shares issued amounted to $9,555,000 based on a $10.5 share price on the approval date. On January 13, 2026, the Company issued remaining 1,390,000 ordinary shares under 2025 Equity Incentive Plan. The fair value of the shares issued amounted to $10,703,000 based on a $7.7 share price on the approval date.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profits to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires an annual appropriation of 10% of after-tax profits each year-end until the balance reaches 50% of a PRC company’s registered capital. The development reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $343,077 and $343,077 as of December 31, 2025 and 2024.

Because the Company’s operating subsidiaries in the PRC can only pay distributions out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $23,393,422 and $5,038,427 as of December 31, 2025 and 2024, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2025 and 2024, the Company has no outstanding litigation.

NOTE 15 — SEGMENT INFORMATION

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

NOTE 15 — SEGMENT INFORMATION (cont.)

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

The following table presents revenue by geographic location for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
PRC	$11,297,071	$8,237,285	$11,056,162
Japan	9,452,279	9,911,959	5,676,526
USA	191,786	—	—
Singapore	490,816	—	—
Total revenues	$21,431,952	$18,149,244	$16,732,688

NOTE 16 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these consolidated financial statements are issued and determined that there have been no events that have occurred that would require adjustments to or disclosure in the consolidated financial statements except for the following:

Bank loans

On February 9, 2026, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $285,996 (RMB 2,000,000) with a maturity date on June 26, 2026 at fixed annual interest rate of 2.20%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 26, 2026, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $428,994 (RMB 3,000,000) with a maturity date on March 25, 2027 at fixed annual interest rate of 2.30%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 26, 2026, the Company entered into a securities purchase agreement with an unrelated third-party investor for a registered direct offering of (i) 520,000 Ordinary Shares at US$1.50 per share and (ii) pre-funded warrants to purchase up to 2,080,000 Ordinary Shares at US$1.4999975 per warrant. The pre-funded warrants are immediately exercisable at US$0.0000025 per share and expire upon full exercise.

The aggregate offering price is approximately US$3.9 million. As of the date of this annual report, the Company has received gross proceeds of approximately US$2,000,000; however, the offering has not yet closed, and no securities have been issued. The remaining proceeds are expected to be received upon closing. Net proceeds (after estimated offering expenses of approximately US$81,430) will be used for working capital and general corporate purposes.

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

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
SCHEDULE I — PARENT COMPANY FINANCIAL INFORMATION

PARENT COMPANY BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Cash	$10,317	$3,235
Investment in subsidiaries, net	(15,835,680)	1,856,796
TOTAL ASSETS	$(15,825,363)	$1,860,031

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Due to related party	$205,431	$425,412
TOTAL LIABILITIES	205,431	425,412

EQUITY:
Share capital	60	50
Additional paid in capital	(60)	(50)
Retained earnings	(15,319,609)	2,024,968
Accumulated other comprehensive loss	(711,185)	(590,349)
TOTAL SHAREHOLDERS’ EQUITY	(16,030,794)	1,434,619
TOTAL LIABILITIES AND EQUITY	$(15,825,363)	$1,860,031

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2025	2024	2023

G&A expenses	$(18,627,938)	$(3,589,720)	$(100)
Equity in earnings of subsidiaries	1,283,362	1,658,477	2,333,687
NET (LOSS) INCOME	(17,344,577)	(1,931,243)	2,333,587

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(120,836)	(281,259)	(105,029)
COMPREHENSIVE (LOSS) INCOME	$(17,465,413)	$(2,212,502)	$6,189,384

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
SCHEDULE I — PARENT COMPANY FINANCIAL INFORMATION

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(17,344,577)	$(1,931,243)	$2,333,587
Share-based compensation	18,355,002	—	—
Equity in earnings of subsidiaries	(1,283,362)	(1,658,477)	(2,333,687)
NET CASH USED IN OPERATING ACTIVITIES	(272,937)	(3,589,720)	(100)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shares issued in initial public offering	—	4,117,955	—
Payments to related party	—	—	(89)
Due from related party	—	(525,000)	—
Due to related party	(219,981)	—	—
Loans from third-party	500,000	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	280,019	3,592,955	(89)
CHANGES IN CASH	7,082	3,235	(189)
CASH AT THE BEGINNING OF YEAR	3,235	—	189
CASH END OF YEAR	$10,317	$3,235	$—